Filed Pursuant to Rule 424(b)(4)
Registration No. 333-59194

115,000,000 Class A Common Shares

This is an initial public offering of Class A common shares of Accenture Ltd. This prospectus relates to an offering of 97,750,000 shares in the United States. In addition, 17,250,000 shares are being offered outside the United States in an international offering. All of the 115,000,000 Class A common shares are being sold by Accenture Ltd.

Prior to this offering, there has been no public market for the Class A common shares. The Class A common shares have been approved for listing on the New York Stock Exchange under the symbol “ACN.”

Upon completion of the offering, our partners will own or control shares representing, in the aggregate, approximately 82% of the voting interest in Accenture Ltd, or approximately 80% if the underwriters exercise their overallotment option in full, and will effectively control all matters put to a vote of Accenture Ltd shareholders.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying the Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$14.50	$1,667,500,000
Underwriting discount	$ 0.68	$ 78,200,000
Proceeds, before expenses, to Accenture Ltd	$13.82	$1,589,300,000

To the extent that the U.S. underwriters sell more than 97,750,000 Class A common shares, the U.S. underwriters have the option to purchase up to an additional 14,662,500 Class A common shares at the initial public offering price less the underwriting discount. The international underwriters have a similar option to purchase up to 2,587,500 additional Class A common shares.

The underwriters expect to deliver the shares in New York, New York on July 24, 2001.

Goldman, Sachs & Co.	Morgan Stanley

Credit Suisse First Boston
                         Deutsche Banc Alex. Brown
JPMorgan
Salomon Smith Barney
Banc of America Securities LLC
Lehman Brothers
Merrill Lynch & Co.
UBS Warburg
ABN AMRO Rothschild LLC

Prospectus dated July 18, 2001.

[Inside Front Cover Artwork:
A photograph of one woman and two men looking at a computer occupies the full page. The following text is written across the page approximately 5.5" from the bottom of the page: “Argentina Australia Austria Belgium Brazil Canada Columbia Czech Republic Denmark Finland France Germany Greece*”. A footnote on the lower left hand corner of the page reads, “*Accenture has offices in these countries.”]

[Front Gatefold Artwork:
The left side of the 11x17" gatefold is solid orange except for the following text which is left justified and begins 4.5" from the bottom of the page: “Accenture Helping clients accelerate their vision from innovation to execution.” The right side of the gatefold is a full page photograph of three women looking at a document. The following text is written across the gatefold approximately 5.5" from the bottom of the gatefold: “Hungary India Indonesia Ireland Italy Japan Luxembourg Malaysia Mexico The Netherlands New Zealand Nigeria Norway People’s Republic of China The Philippines Poland Portugal Russia Saudi Arabia Singapore Slovak Republic South Africa*”. A footnote on the lower left hand corner of the gatefold reads, “*Accenture has offices in these countries.”]
        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

        The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

        We have obtained the permission of the Bermuda Monetary Authority for the issue of the Accenture Ltd Class A common shares that we may sell in the offering described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free issue and transferability of the Accenture Ltd Class A common shares following the offering. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

        We have filed this document as a prospectus with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981 of Bermuda. In accepting this document for filing, the Registrar of Companies accepts no responsibility for the financial soundness of any proposals or for the correctness of any opinions or statements expressed in this document.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

        This summary highlights some of the information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the “Risk Factors” and “Pro Forma Financial Information” sections and our historical financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Accenture

        Accenture is the world’s leading provider of management and technology consulting services and solutions. We have more than 75,000 employees based in more than 110 offices in 46 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments. We serve 84 of the Fortune Global 100 and more than half of the Fortune Global 500. In total, we have served more than 4,000 clients on nearly 18,000 engagements over the past five fiscal years.

        Our business consists of using our industry knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients around the world identify and enter new markets, increase revenues in existing markets and deliver their products and services more effectively and efficiently. We deliver our services and solutions through five global market units, which together comprise 18 industry groups. Our industry focus enables our professionals to provide business and management consulting, technology and outsourcing services with an understanding of industry evolution, business issues and applicable technologies, and ultimately to deliver solutions tailored to each client’s industry. Our five global market units and 18 industry groups are:

Communications & High Tech	Financial Services	Products	Resources	Government

• Communications	• Banking	• Automotive	• Chemicals	• Government
• Electronics &	• Health Services	• Consumer Goods	• Energy
High Tech	• Insurance	& Services	• Forest Products
• Media &		• Industrial	• Metals & Mining
Entertainment		Equipment	• Utilities
• Pharmaceuticals &
Medical Products
• Retail
• Transportation &
Travel Services

Percent of revenues before reimbursements for the year ended August 31, 2000
29%	26%	19%	17%	8%

        We develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries through the following eight service lines:

• Strategy & Business Architecture • Customer Relationship Management • Supply Chain Management • Human Performance	• Finance & Performance Management • Technology Research & Innovation • Solutions Engineering • Solutions Operations

        Our affiliates, alliances and venture capital activities enhance our management and technology consulting services and solutions business. If a capability that we do not already possess is of strategic importance and value to us but is in an area that is best developed in a business model outside our client service business, we may form a new business, often with one or more third parties, to develop that capability. We call these businesses “affiliates.” In general, we expect the capabilities developed by these new businesses to be used by our own professionals as well as by other companies. We enter into alliances because today’s business environment demands more speed, flexibility and resources than typically exist at any single company. We seek to form alliances with leading companies and organizations whose capabilities complement our own, whether by extending or deepening a service offering, delivering a new technology or business process or helping us extend our services to new geographies. Our venture capital business, Accenture Technology Ventures, gives us insight into and access to emerging business models, products and technologies through investments in portfolio companies. Although we have not generated material revenues from our affiliates, alliances and venture capital activities, we believe that our approach, which we refer to as our “network of businesses,” provides us with a fundamental advantage in delivering value to our clients.

        Revenues are driven by our partners’ and senior executives’ ability to secure contracts for new engagements and to deliver products and services that add value to our clients. We derive substantially all of our revenues from contracts for management and technology service offerings and solutions that we develop, implement and manage for our clients. Substantially all of our contracts include time-and-materials or fixed-price terms.

        Our leading position in the management and technology consulting services and solutions markets results from the fact that we have more consulting professionals than any other consulting firm, with more than 57,000 professionals working within our global market units, complemented by more than 8,000 professionals dedicated full time to our service lines. In addition, we have deep industry knowledge in 18 distinct industry groups and broad service offering expertise through our eight service lines. In total, we have more than 75,000 employees who provide global scale and reach through more than 110 offices in 46 countries. Based on our knowledge of our business and the business of our competitors, we believe that no other consulting firm provides as broad a range of management and technology consulting services and solutions to as many industry groups in as many geographic markets as we do.

Our Corporate Information

        Accenture Ltd is organized under the laws of Bermuda. We maintain a registered and principal executive office in Bermuda at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. In total, we have more than 110 offices in 46 countries around the world. Our Internet address is www.accenture.com. Information contained on our Web site is not a part of this prospectus.

        We use the term “partner” in this prospectus to refer to the partners and shareholders of the series of related partnerships and corporations through which we operated our business prior to our transition to a corporate structure. These individuals have become our executive employees following our transition to a corporate structure but will retain the “partner” title. Where the context permits, the term also refers to our employees and others who have been or are in the future named as “partners” in this executive sense. In using the term “partner,” we do not mean to imply any intention of the parties to create a separate legal entity.

        Until August 7, 2000, we had contractual relationships with Andersen Worldwide and Arthur Andersen. Following arbitration proceedings between us and Andersen Worldwide and Arthur Andersen that were completed in August 2000, we separated from Andersen Worldwide and Arthur Andersen. On January 1, 2001, we began to conduct business under the name Accenture. See “Certain Relationships and Related Transactions—Relationship with Andersen Worldwide and Arthur Andersen.”

Organizational Structure

        Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in our subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA and has a majority voting interest in Accenture SCA. When we refer to Accenture SCA Class I and Class II common shares, we are referring to partnership interests. In the opinion of our counsel, under Accenture SCA’s articles of association, shares in Accenture SCA held by Accenture Ltd are actions de commandité, or general partnership interests, and shares in Accenture SCA held by our partners are actions de commanditaires, or limited partnership interests. Accenture Ltd, as general partner of Accenture SCA, has unlimited liability for the liabilities of Accenture SCA. Accenture Ltd’s only business is to hold these shares and to act as the sole general partner of Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and will consolidate Accenture SCA’s results in its financial statements. We operate our business through subsidiaries of Accenture SCA.

        None of our partners will be selling shares in the offering, and, immediately following the offering, our partners will own approximately 82% of the equity in our business, or approximately 80% if the underwriters exercise their overallotment option in full. Upon completion of the offering, our partners will own or control shares representing, in the aggregate, approximately 82% of the voting interest in Accenture Ltd, or approximately 80% if the underwriters exercise their overallotment option in full. Immediately following the offering, our public shareholders (including our non-partner employees) will own approximately 18% of the equity in our business, or approximately 20% if the underwriters exercise their overallotment option in full, and will own shares representing approximately 18% of the voting interest in Accenture Ltd, or approximately 20% if the underwriters exercise their overallotment option in full.

        Our organizational structure immediately following the offering will be as shown in the diagram below. The diagram does not display the subsidiaries of Accenture SCA and does not reflect exercise of the underwriters’ overallotment option.

(1)	Includes non-partner employees.
(2)	Generally consists of our partners in countries other than Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States.
(3)
Generally consists of our partners in Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States. Our partners in Canada and New Zealand do not hold Accenture Ltd Class A common shares or Accenture SCA Class I common shares, but instead hold Accenture Canada Holdings exchangeable shares. Each of these exchangeable shares is exchangeable at the option of the holder for an Accenture Ltd Class A common share on a one-for-one basis and entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

        We intend to make all distributions to all of our equity holders pro rata based on economic ownership. Based on the shares outstanding immediately after the offering and assuming no exercise of the underwriters’ overallotment option, our public shareholders would receive approximately 18% of any distribution. You should read “Accenture Organizational Structure,” “Certain Relationships and Related Transactions” and “Description of Share Capital” for additional information about our corporate structure.

The Offering

Class A common shares offered in the offering	115,000,000 Class A common shares.

Class A common shares to be outstanding immediately following the offering(1)
394,981,895 Class A common shares (or
990,439,231 Class A common shares if our partners’
holdings of Accenture SCA Class I common shares
and Accenture Canada Holdings exchangeable
shares are redeemed or exchanged for newly issued
Class A common shares on a one-for-one basis).

(1)	Class A common shares to be outstanding immediately following the offering and the other information in the prospectus based thereon reflects:

•	115,000,000 Class A common shares offered in the offering;

•
212,257,238 Class A common shares held by our partners (or 807,714,574 Class A common shares if our partners’ holdings of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis); and

•
67,724,657 Class A common shares underlying restricted share units that are fully vested or are scheduled to fully vest prior to the end of the current fiscal year. Information in the prospectus also reflects the assumed issuance of an equivalent number of Accenture SCA Class I common shares to be issued to Accenture Ltd in connection with these restricted share units.

Class A common shares to be outstanding immediately following the offering and the other information in the prospectus based thereon does not reflect:

•	17,250,000 Class A common shares issuable upon exercise of the underwriters’ overallotment option;

•	6,695,091 Class A common shares underlying restricted share units that will not fully vest prior to the end of the current fiscal year; and

•	97,270,000 Class A common shares issuable pursuant to options.

See “Accenture Organizational Structure” and “Management—Employee Awards.”

Use of proceeds:

By Accenture Ltd	Accenture Ltd intends to use the net proceeds from the offering to subscribe for Accenture SCA Class I common shares.

By Accenture SCA	Accenture SCA intends to use the proceeds it receives from the issuance of its Class I common shares as follows:
• approximately $839 million for costs and expenses incurred in connection with our transition to a corporate structure;
• approximately $338 million to repay amounts outstanding under our revolving credit facilities; and

• the balance for working capital, which previously was funded by our partners, and for general corporate purposes.
Voting rights
Each Class A common share and each Class X common share will entitle its holder to one vote per share on all matters submitted to a vote of shareholders of Accenture Ltd. Immediately following the offering, our partners will own or control Class A common shares and Class X common shares representing, in the aggregate, approximately 82% of the voting interest in Accenture Ltd, or approximately 80% if the underwriters exercise their overallotment option in full. All of our partners who hold Class A or Class X common shares have entered into a voting agreement that requires them to vote as a group with respect to all matters voted upon by shareholders of Accenture Ltd. For a discussion of the voting agreement, see “Certain Relationships and Related Transactions—Voting Agreement.” Our partners will effectively control us for as long as they continue to hold a significant block of voting rights.

Dividend and distribution policy	We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

Transfer restrictions
The equity interests that our partners own are subject to transfer restrictions that generally restrict sales for one year and then permit sales in increasing amounts over the subsequent seven years. For a discussion of the terms of the transfer restrictions, see “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement” and “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—Our share price may decline due to the large number of Class A common shares eligible for future sale.”

New York Stock Exchange symbol	“ACN”

Risk factors	For a discussion of some of the factors you should consider before buying our Class A common shares, see “Risk Factors.”

Summary Financial Data

        The following unaudited summary historical and pro forma financial information should be read in conjunction with “Selected Financial Data,” “Pro Forma Financial Information,” our historical financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical					Pro forma as adjusted	Historical		Pro forma as adjusted
	Year ended August 31,					Year ended August 31, 2000	Nine months ended May 31,		Nine months ended May 31,
	1996	1997	1998	1999	2000		2000	2001	2001
	(in millions, except share and per share data)
Income Statement Data:
Revenues:
Revenues before reimbursements	$4,942	$6,275	$8,215	$ 9,550	$ 9,752	$ 9,752	$7,245	$ 8,666	$ 8,666
Reimbursements	768	1,172	1,425	1,529	1,788	1,788	1,301	1,475	1,475

Revenues	5,710	7,447	9,640	11,079	11,540	11,540	8,546	10,141	10,141
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	2,678	3,470	4,700	5,457	5,486	6,138	4,000	4,509	5,243
Reimbursable expenses	768	1,172	1,425	1,529	1,788	1,788	1,301	1,475	1,475

Cost of services*	3,446	4,642	6,125	6,986	7,274	7,926	5,301	5,984	6,718
Sales and marketing*	532	611	696	790	883	1,192	651	771	1,065
General and administrative costs*	659	819	1,036	1,271	1,297	1,441	936	1,131	1,177
Reorganization and rebranding costs*	—	—	—	—	—	—	—	777	332

Total operating expenses*	4,637	6,072	7,857	9,047	9,454	10,559	6,888	8,663	9,292

Operating income*	1,073	1,375	1,783	2,032	2,086	981	1,658	1,478	849
Gain on investments, net	—	—	—	92	573	573	534	180	180
Interest income	—	—	—	60	67	67	45	59	59
Interest expense	(16)	(19)	(17)	(27)	(24)	(35)	(18)	(26)	(41)
Other income (expense)	(4)	4	(6)	(5)	51	51	32	21	21
Equity in losses of affiliates	—	—	(1)	(6)	(46)	(46)	(9)	(53)	(53)

Income before taxes*	1,053	1,360	1,759	2,146	2,707	1,591	2,242	1,659	1,015
Provision for taxes (1)	116	118	74	123	243	636	194	420	406

Income before minority interest and cumulative change in accounting*	937	1,242	1,685	2,023	2,464	955	2,048	1,239	609
Minority interest	—	—	—	—	—	573	—	—	365

Income before cumulative change in accounting*	937	1,242	1,685	2,023	2,464	$ 382	2,048	1,239	$ 244

Cumulative effect of accounting change	—	—	—	—	—		—	188

Partnership income before partner distributions* (2)	$ 937	$1,242	$1,685	$ 2,023	$ 2,464		$2,048	$ 1,427

Earnings Per Share Data:
Earnings per share:
—basic						$ 0.97			$ 0.62

—diluted						$ 0.96			$ 0.61

Weighted average shares:
—basic						394,981,895			396,320,913

—diluted						991,108,740			992,280,381

*	Historical information excludes payments for partner distributions.
(1)
Provision for taxes is not the same as income taxes of a corporation. For the historical periods, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in historical periods is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements.

	Historical					Historical		Pro forma as adjusted
	As of August 31,					As of May 31,		As of May 31,
	1996	1997	1998	1999	2000	2000	2001	2001
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$ 438	$ 325	$ 736	$1,111	$1,271	$1,297	$ 724	$1,871
Working capital	280	175	531	913	1,015	1,023	(1,394)	98
Total assets	2,323	2,550	3,704	4,615	5,451	5,491	4,929	6,120
Long-term debt	226	192	157	127	99	127	31	31
Total partners’ capital	696	761	1,507	2,208	2,368	2,579	—	—
Shareholders’ equity (deficit)	—	—	—	—	—	—	(1,255)	140

RISK FACTORS

        You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our Class A common shares.

Risks That Relate to Our Business

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

        Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. In addition, our business tends to lag behind economic cycles in an industry. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin. We are now seeing some evidence of an economic slowdown in some markets, including a reduction in capital expenditures and technology and associated discretionary spending by our clients, particularly in the United States. This has caused a reduction in our growth rate in the Americas and in our Communications & High Tech, Financial Services and Products global market units in the third quarter of this fiscal year as compared with the first half of this fiscal year. Revenues before reimbursements for the third quarter of 2001 for our Communications & High Tech, Financial Services and Products global market units increased by 8%, 15% and 16%, respectively, over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for these market units increased by 27%, 19% and 25%, respectively, over the first half of 2000. Revenues before reimbursements for the third quarter of 2001 for our Americas geographic area increased by 10% over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for this geographic area increased by 27% over the first half of 2000. We expect continued growth in revenues in the fourth quarter of this fiscal year, though at a slower rate of growth than in the third quarter. We will implement cost-savings initiatives to manage our expenses as a percentage of revenues. However, we may not be able to reduce the rate of growth in our costs on a timely basis or control our costs to maintain our margins.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

        Our success will depend, in part, on our ability to develop and implement management and technology solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our service or product offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete important client engagements.

        Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers. If the growth in the use of technology does not continue, demand for our services may decrease. Use of new technology for commerce generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that may make some of their existing personnel and infrastructure obsolete.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

        As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of client relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our services or products may infringe upon the intellectual property rights of others.

        We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or products. Historically in our contracts, we have generally agreed to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms. Depending on the circumstances, we may be required to grant a specific client greater rights in intellectual property developed in connection with an engagement than we otherwise do, in which case we seek to cross license the use of the intellectual property. However, in very limited situations, we forego rights to the use of intellectual property we help create and in these cases, this limits our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Our engagements with clients may not be profitable.

        Unexpected costs or delays could make our contracts unprofitable.    When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin. While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, the risks associated with all of these types of contracts are often similar. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. Our failure to meet a client’s expectations in any type of contract may result in an unprofitable engagement.

        Our contracts can be terminated by our clients with short notice.    Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Approximately 75% of our consulting engagements are less than twelve months in duration. While our accounting systems identify the duration of our engagements, these systems do not track whether contracts can be terminated upon short notice and without penalty. However, we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

        We may fail to collect amounts extended to clients.     In limited circumstances we extend financing to our clients. A client must meet established criteria to receive financing. In the rare event that these criteria are waived, approval by senior levels of our management is required. We have extended $168 million of financing as of May 31, 2001. We do not expect financing levels to exceed $250 million, which is in line with historical levels, over the next 12 months.

If our affiliates, alliances or venture capital portfolio companies do not succeed, we may not be successful in implementing our growth strategy.

        We have invested a substantial amount of time and resources in our affiliates, alliances and venture capital portfolio companies, and we plan to make substantial additional investments in the future. We made investments of $287 million in the 12 months ended May 31, 2001. The value of affiliate and venture capital financial commitments at May 31, 2001 was $19 million and $48 million, respectively. We anticipate making additional investments of $300 million to $400 million in the 12 months ended May 31, 2002. In addition, we expect to spend over $125 million over the same period in payroll and other expenses in support of alliance agreements. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may lose our investments or fail to obtain the benefits we hope to derive from them. Similarly, we may be adversely affected by the failure of one or more of our affiliates or alliances, which could lead to reduced marketing exposure, diminished sales and a decreased ability to develop and gain access to solutions. Moreover, because most of our alliance relationships are nonexclusive, our alliance partners are able to form closer or preferred arrangements with our competitors. In addition, our venture capital activities may suffer from the poor performance of the portfolio companies in which we invest or from our inability to obtain attractive returns on our investments or investments or to monetize these investments at all. These losses or failures could have a material and adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

        We have offices in 46 countries around the world. In fiscal 2000, approximately 54% of our revenues were attributable to activities in the Americas, 38% of our revenues were attributable to our activities in Europe, the Middle East, Africa and India, and 8% of our revenues were attributable to our activities in the Asia/Pacific region. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The consulting, information technology and outsourcing markets are highly competitive, and we may not be able to compete effectively.

        The consulting, information technology and outsourcing markets in which we operate include a large number of participants and are highly competitive. Our primary competitors include:

•	large accounting, consulting and other professional service firms, including some of the “Big 5” accounting firms;

•	information technology service providers;

•	application service providers;

•	packaged software vendors and resellers; and

•	service groups of computer equipment companies.

In addition, a client may choose to use its own resources, rather than engage an outside firm for the types of services we provide.

        Our marketplace is experiencing rapid changes in its competitive landscape. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. These changes may create larger and better-capitalized competitors with enhanced abilities to compete for market share generally and our clients specifically, in some cases, through significant economic incentives to clients to secure contracts. These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies which result in superior productivity and price reductions without adversely affecting the competitors’ profit margins. Any of these circumstances may impose additional pricing pressure on us, which would have an adverse effect on our revenues and profit margin.

If we are unable to attract and retain employees in appropriate numbers, we will not be able to compete effectively and will not be able to grow our business.

        Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. We hired approximately 17,000 new employees in each of fiscal years 2000 and 2001. The cumulative rate of turnover among our employees was 19% for fiscal year 1999, 22% for fiscal year 2000 and, on an annualized basis, approximately 14% for the nine months ended May 31, 2001, excluding involuntary terminations. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues. On June 7, 2001, we announced an initiative to reduce our staff in certain parts of the world, in certain skill groups and in some support positions. This initiative may adversely affect employee recruiting and retention.

        We regularly benchmark our employee compensation to the marketplace in all countries in which we operate. We make annual adjustments to remain competitive based on the individual markets and the demand for top talent. We also adjust compensation levels within some of our larger countries, such as the United States and the United Kingdom, to reflect different labor pools. In some cases these increases are greater than the general rate of inflation due to other market forces, including the demand for technical talent. To attract and retain the number of employees we need to grow our business, we may have to increase our compensation levels in the future. This would adversely affect our operating margins.

Our transition to a corporate structure may adversely affect our ability to recruit, retain and motivate our partners and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.

        We face additional retention risk because of our transition to a corporate structure. Our partners received our equity in lieu of the interests in the partnerships and corporations that they previously held. Our partners, on average, received approximately 329,000 Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares (with a value at the time of the offering of approximately $4,770,500, at an assumed price per share of $14.50), and the median number of Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received by our partners was approximately 355,000 (with a value at the time of the offering of approximately $5,147,500, at an assumed price per share of $14.50). Their ownership of this equity is not dependent upon their continued employment. While these equity interests are subject to transfer restrictions, the transfer restrictions lapse over time, may not be enforceable in all cases and can be waived. See “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement.” In addition, in connection with our transition to a corporate structure, our partners have accepted significant reductions in their cash compensation. The substitution of equity, equity-based incentives and other employee benefits in lieu of higher cash compensation may not be sufficient to retain these individuals in the near or long term. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases.

        In connection with the offering and our transition to a corporate structure, our non-partner employees will also receive equity incentives. These incentives to attract, retain and motivate employees may not be as effective as the opportunity, which existed prior to our transition to a corporate structure, to hold a partnership interest in Accenture. If these incentives are not effective, our ability to hire, retain and motivate skilled professionals will suffer.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

        Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or products may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

Risks That Relate to Our Financial Results and Our Lack of Experience in Managing a Public Company

Our profitability will suffer if we are not able to maintain our prices and utilization rates and control our costs.

        Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount; and

•	our ability to manage attrition.

        Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

        Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality;

•	the business decisions of our clients regarding the use of our services;

•	the timing of projects and their termination;

•	the timing and extent of gains and losses on our portfolio of investments;

•	the timing of income or loss from affiliates;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs;

•	costs related to possible acquisitions of other businesses; and

•	global economic conditions.

The historical and pro forma financial information in this prospectus may not permit you to predict our costs of operations.

        The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that have occurred in our capital structure and operations. Because we historically operated through partnerships in many countries prior to our transition to a corporate structure, we paid little or no taxes on profits and no salaries to our partners who are now our employees. In preparing our pro forma financial information we deducted and charged to earnings estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future, and estimated salaries, payroll taxes and benefits for our partners who became our employees after our transition to a corporate structure. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public corporation. For more information on our historical financial statements and pro forma financial information, see “Pro Forma Financial Information” and our historical financial statements and related notes included elsewhere in this prospectus.

Our management has no experience in managing a public company.

        Our management team has historically operated our business as a privately-owned series of partnerships and corporations. The individuals who now constitute our management have never had responsibility for managing a publicly-traded company.

We expect to record substantial net losses in the fiscal quarter ended August 31, 2001 due to the one-time grant of restricted share units in connection with the offering.

        We expect to record a substantial loss in the quarter ended August 31, 2001 primarily as the result of net nonrecurring compensation cost of approximately $1,002 million resulting from the grant of restricted share units in connection with the offering.

Risks That Relate to Your Ownership of Our Class A Common Shares

We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.

        Upon completion of the offering our partners will own or control shares representing, in the aggregate, an 82% voting interest in Accenture Ltd, or 80% if the underwriters exercise their overallotment option in full. These shares are subject to a voting agreement, which requires our partners to vote as a group with respect to all matters submitted to shareholders. Our partners’ voting interest in Accenture Ltd may increase to the extent additional employees we name as partners are required to become parties to the voting agreement. See “Certain Relationships and Related Transactions—Voting Agreement” for a discussion of these voting arrangements.

        As long as our partners continue to own or control a significant block of voting rights, they will control us. This will enable them, without the consent of the public shareholders, to:

•	elect the board of directors and remove directors;

•	control our management and policies;

•
determine the outcome of most corporate transactions or other matters submitted to the shareholders for approval, including mergers, amalgamations and the sale of all or substantially all of our assets; and

•	act in their own interest as partners, which may conflict with or not be the same as the interests of shareholders who are not partners.

        Furthermore, as a result of a partner matters agreement, our partners will continue to have influence with respect to a wide variety of matters over which neither shareholders nor employees of a public company typically have input. The partner matters agreement will provide mechanisms for our partners to:

•	select, for three to five years after the offering, five partner nominees for election to membership on the board of directors of Accenture Ltd;

•
make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after the offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

        Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee will prepare a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2 /3% partner matters vote, it is (1) subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of the unit allocation for the executive officers, binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), unless otherwise determined by the board of directors and (2) submitted to the compensation committee of the board of directors as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd. See “Certain Relationships and Related Transactions—Partner Matters Agreement.”

        In addition, immediately following the offering, Accenture Ltd will own shares representing a 58% voting interest in Accenture SCA and certain of our partners will own shares representing a 42% voting interest in Accenture SCA. Accenture SCA is organized under Luxembourg law, and a 66  2 /3% shareholder vote is required to amend the articles of association of Accenture SCA, liquidate Accenture SCA, sell all or substantially all of the assets of Accenture SCA and to authorize the general partner to increase the issued share capital of Accenture SCA. Luxembourg law requires a unanimous shareholder vote for a migration of Accenture SCA to a different jurisdiction and for the levying of an assessment on the Accenture SCA shares. Accordingly, there is the possibility that our partners holding an equity interest in Accenture SCA could block Accenture Ltd from causing Accenture SCA to take any of these actions. See “Accenture Organizational Structure” for a discussion of our organizational structure.

Our share price may decline due to the large number of Class A common shares eligible for future sale.

        Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. The number of Class A common shares available for sale in the public market at any time is limited by United States federal securities laws and by contractual restrictions on transfer. Our partners have agreed with us to comply with the 180-day lock-up between us and the underwriters. We have agreed not to waive this lock-up with our partners prior to the expiration of the 180 days without the consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. In addition, our partners’ equity interests are subject to contractual transfer restrictions that generally restrict sales for one year and then permit sales in increasing amounts over the subsequent seven years. Although these transfer restrictions may be waived generally by us and our partners (for example, if Accenture Ltd would permit its partners to participate as selling shareholders in an underwritten public offering) and in particular cases by committees of our partners, we have not agreed to any waiver of these restrictions and do not expect to these restrictions will be waived except in limited circumstances. For a discussion of the terms of the transfer restrictions, see “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement.”

        Upon consummation of the offering, there will be 394,981,895 Class A common shares outstanding, or 412,231,895 Class A common shares if the underwriters exercise their overallotment option in full. Of these Class A common shares, 115,000,000 Class A common shares sold in the offering, or 132,250,000 Class A common shares if the underwriters exercise their overallotment option in full, will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining 279,981,895 Class A common shares generally will be available for future sale upon the expiration or waiver of transfer restrictions or, in the case of restricted share units, following delivery of the underlying Class A common shares. Our partners will also hold 595,457,336 Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares that may be redeemed or exchanged on a one-for-one basis for Accenture Ltd Class A common shares. We expect that these Class A common shares, subject to the expiration or waiver of transfer restrictions, generally will be available for future sale. In addition, options to purchase 97,270,000 Class A common shares will generally become exercisable over the four or five years following consummation of the offering. We expect that these underlying Class A common shares will be freely transferable without further restriction.

        As reflected in the table below, on each of the first eight anniversaries of the consummation of the offering, Class A common shares held by our partners will become available for sale in significant numbers and Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares held by our partners will become redeemable or exchangeable for freely transferable Class A common shares in significant numbers. Our partners may be more likely to sell all or a portion of their Class A common shares to provide liquidity in response to the reduction in partner compensation in connection with our transition to a corporate structure or to diversify their portfolios.

Anniversary of offering	Number of Class A common shares that become available for sale by our partners(1)	Percentage of Class A common shares outstanding immediately following the offering that become available for sale by our partners(1)
1	80,771,458	8%
2	121,157,186	12%
3	80,771,458	8%
4	80,771,458	8%
5	80,771,457	8%
6	80,771,457	8%
7	80,771,457	8%
8 or later	201,928,643	20%

(1)
Assumes our partners’ holdings of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares are redeemed or exchanged on a one-for-one basis. Also assumes that all partners remain our employees until the eighth anniversary of the offering.

        See “Shares Eligible for Future Sale” for a discussion of the Class A common shares that may be sold in the public market in the future.

There has been no prior market for the Class A common shares, and they may trade at prices below the initial public offering price.

        The price of the Class A common shares after the offering may fluctuate widely, depending upon many factors, including our perceived prospects and those of the consulting and technology industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general economic or market conditions and broad market fluctuations.

You will experience immediate and substantial dilution in the book value of your Class A common shares.

        The initial public offering price of the Class A common shares is substantially higher than the pro forma net tangible book value per share of our Class A common shares. Pro forma net tangible book value represents the amount of our tangible assets on a pro forma basis, less our pro forma total liabilities. As a result, you will incur immediate dilution of $14.20 per share. For more information, see “Dilution.”

We may need additional capital in the future, which may not be available to us. The raising of additional capital may dilute your ownership in us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and products; or

•	respond to competitive pressures.

        Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all.

We are registered in Bermuda, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

        We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

        Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of Share Capital.”

        Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors.”

ACCENTURE ORGANIZATIONAL STRUCTURE

        Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in our subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture Ltd’s only business is to hold these shares and to act as the sole general partner of Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and will consolidate Accenture SCA’s results in its financial statements. We operate our business through subsidiaries of Accenture SCA. Accenture SCA will reimburse Accenture Ltd for its expenses but will not pay Accenture Ltd any fees.

        Prior to our transition to a corporate structure, we operated as a series of related partnerships and corporations under the control of our partners. In connection with our transition to a corporate structure, our partners have generally exchanged all of their interests in these partnerships and corporations for Accenture Ltd Class A common shares or, in the case of partners resident in specified countries, Accenture SCA Class I common shares or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Generally, partners who received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares also received a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholders’ meetings but do not carry any economic rights.

        Our transition to a corporate structure has been accounted for as a reorganization at carryover basis as there are no changes in the rights, obligations or economic interests of our partners upon the exchange of their interests for shares in Accenture Ltd, Accenture SCA or Accenture Canada Holdings except for those applied consistently among our partners or those resulting from our transition from a series of related partnerships and corporations to a corporate structure. The Accenture SCA Class I common shares and the Accenture Canada Holdings exchangeable shares held by our partners will be treated as a minority interest in the consolidated financial statements of Accenture Ltd. However, the future exchange and/or redemption of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares will be accounted for at carryover basis.

        None of our partners will be selling shares in the offering, and, immediately following the offering, our partners will own approximately 82% of the equity in our business, or 80% if the underwriters exercise their overallotment option in full. We will continue to be controlled by our partners following the offering. Upon completion of the offering, our partners will own or control shares representing, in the aggregate, approximately 82% of the voting interest in Accenture Ltd, or approximately 80% if the underwriters exercise their overallotment option in full. Immediately following the offering, our public shareholders (including our non-partner employees) will own approximately 18% of the equity in our business, or approximately 20% if the underwriters exercise their overallotment option in full, and will own shares representing approximately 18% of the voting interest in Accenture Ltd, or approximately 20% if the underwriters exercise their overallotment option in full.

        Evercore Partners Inc. has acted as our financial advisor in our review of capitalization strategies and options.
        Our organizational structure immediately following the offering will be as shown in the diagram below. The diagram does not display the subsidiaries of Accenture SCA and does not reflect exercise of the underwriters’ overallotment option.

(1)	Includes non-partner employees.
(2)	Generally consists of our partners in countries other than Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States.
(3)
Generally consists of our partners in Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States. Our partners in Canada and New Zealand do not hold Accenture Ltd Class A common shares or Accenture SCA Class I common shares but instead hold Accenture Canada Holdings exchangeable shares. Each of these exchangeable shares is exchangeable at the option of the holder for an Accenture Ltd Class A common share on a one-for-one basis and entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

        We intend to make all distributions to all of our equity holders pro rata based on economic ownership. Based on the shares outstanding immediately after the offering and assuming no exercise of the underwriters’ overallotment option, our public shareholders would receive approximately 18% of any distribution.

        Each Class A common share and each Class X common share of Accenture Ltd entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture Ltd. The holder of a Class X common share is not, however, entitled to receive dividends or to receive payments upon a liquidation of Accenture Ltd.

        Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA.

        In the opinion of our counsel, under Accenture SCA’s articles of association, shares in Accenture SCA held by Accenture Ltd are actions de commandité, or general partnership interests, and shares in Accenture SCA held by our partners are actions de commanditaires, or limited partnership interests. Accenture Ltd, as general partner of Accenture SCA, has unlimited liability for the liabilities of Accenture SCA.

        Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. In addition, each of our partners in the United States, Australia and Norway has agreed that we may cause that partner to exchange that partners’ Accenture SCA Class I common shares for Accenture Ltd Class A common shares on a one-for-one basis if Accenture Ltd holds more than 40% of the issued share capital of Accenture SCA and we receive a satisfactory opinion from counsel or a professional tax advisor that such exchange should be without tax cost to that partner. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment. In order to maintain Accenture Ltd’s economic interest in Accenture SCA, Accenture SCA will issue common shares to Accenture Ltd each time additional Accenture Ltd Class A common shares are issued.

        Holders of Accenture Canada Holdings exchangeable shares may exchange their shares for Accenture Ltd Class A common shares at any time on a one-for-one basis. Accenture Canada Holdings may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

        Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

        You should read “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders,” “Certain Relationships and Related Transactions” and “Description of Share Capital” for additional information about our corporate structure and the risks posed by the structure.

USE OF PROCEEDS

        The net proceeds to Accenture Ltd from the offering, at the public offering price of $14.50 per Class A common share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $1,571 million, or $1,809 million if the underwriters exercise their overallotment option in full.

        Accenture Ltd intends to use the net proceeds from the offering to subscribe for Accenture SCA Class I common shares.

        Accenture SCA intends to use the proceeds it receives from the issuance of its Class I common shares as follows:

•	approximately $839 million for costs and expenses incurred in connection with our transition to a corporate structure;

•	approximately $338 million to repay amounts outstanding under our revolving credit facilities; and

•	the balance for working capital, which previously was funded by our partners, and for general corporate purposes.

        The costs we anticipate incurring in connection with our transition to a corporate structure include indirect taxes, such as capital and stamp duty imposed on transfers of assets among our subsidiaries; income taxes imposed on transfers of assets and liabilities among our subsidiaries; and income taxes relating to mandatory changes in tax accounting methods.

        We expect that loans under our revolving credit facilities will be provided at the prime rate, or at the London interbank offered rate plus a spread which will vary according to a pricing grid, and that these facilities will be subject to annual commitment fees. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a description of the terms of these facilities.

        Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

DIVIDEND POLICY

        We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

        We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

        Future dividends on the Class A common shares of Accenture Ltd, if any, will be at the discretion of its board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of May 31, 2001:

•	on a historical consolidated basis; and

•
on a pro forma consolidated basis adjusted to reflect our sale in the offering of 115,000,000 Class A common shares at the public offering price of $14.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read in conjunction with our historical financial statements and related notes, “Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	As of May 31, 2001
	(Unaudited)
	Historical	Pro forma as adjusted
	(in millions)
Cash and cash equivalents	$ 724	$ 1,871

Short-term bank borrowings	$ 528	$ 190
Current portion of long-term debt	3	3
Long-term debt	31	31
Minority interests	—	209
Shareholders’ equity (deficit):
Preferred shares: 2,000,000,000 shares authorized, 0 shares issued and outstanding, 0 shares issued and outstanding pro forma as adjusted	—	—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized, 212,335,318 shares issued and outstanding, 327,257,238 shares issued and outstanding pro forma as adjusted	—	—
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized, 591,161,472 shares issued and outstanding, 591,161,472 shares issued and outstanding pro forma as adjusted	—	—
Restricted share units (related to Class A common shares), 0 units issued and outstanding, 74,419,748 units issued and outstanding pro forma as adjusted	—	1,079
Additional paid-in capital	—	1,362
Retained earnings (deficit)	(1,178)	(2,127)
Deferred compensation	—	(97)
Accumulated other comprehensive income (loss)	(77)	(77)

Total shareholders’ equity (deficit)	(1,255)	140

Total capitalization	$ (693)	$ 573

DILUTION

        As of May 31, 2001, our net tangible book value was $(1,275 million), or approximately $(4.56) per Accenture Ltd Class A common share. Net tangible book value per Accenture Ltd Class A common share represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of Class A common shares outstanding, assuming the redemption or exchange of all our partners’ holdings of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares for newly issued Class A common shares on a one-for-one basis. Class A common shares outstanding does not include 6,695,091 shares underlying restricted share units that are not fully vested or scheduled to fully vest prior to the end of the current fiscal year or 97,270,000 shares issuable pursuant to options. After giving effect to our sale of 115,000,000 Class A common shares in the offering, at the initial public offering price of $14.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of May 31, 2001 would have been approximately $120 million, or $0.30 per share. This represents an immediate increase in net tangible book value to existing shareholders of $4.86 per share and an immediate dilution to new investors of $14.20 per share.

        The following table illustrates this per share dilution:

Initial public offering price per Class A common share		$14.50
Net tangible book value per share as of May 31, 2001	$(4.56)
Increase in net tangible book value per share attributable to new investors	4.86

Net tangible book value per share after giving effect to the offering (1)		0.30

Dilution in net tangible book value per share to new investors (2)		$14.20

(1)
Intangible assets as of May 31, 2001 were $20 million, relating to intangible assets acquired in connection with the separation from Andersen Worldwide and Arthur Andersen, or $0.05 per share after giving effect to the adjustments for the offering described under “Pro Forma Financial Information.”

(2)	Dilution is determined by subtracting net tangible book value per share after giving effect to the offering from the initial public offering price per share paid by a new investor.

        If the underwriters’ overallotment option is exercised in full, the net tangible book value per share after giving effect to the offering would be $0.87 per share and the dilution in net tangible book value per share to new investors would be $13.63 per share.

PRO FORMA FINANCIAL INFORMATION

        The following pro forma consolidated balance sheet as of May 31, 2001 and pro forma combined income statements for the nine months ended May 31, 2001 and for the year ended August 31, 2000 are based on our historical financial statements included elsewhere in this prospectus.

        The pro forma income statements and balance sheet give effect to the following as if they occurred on September 1, 1999 in the case of the pro forma income statements and on May 31, 2001 in the case of the pro forma balance sheet:

•	the transactions related to our transition to a corporate structure described under “Certain Relationships and Related Transactions—Reorganization and Related Transactions;”

•	compensation payments to employees who were partners prior to our transition to a corporate structure; and

•	provision for corporate income taxes.

        The pro forma as adjusted income statements and balance sheet also give effect to the offering as if it occurred on September 1, 1999 in the case of the pro forma income statements and on May 31, 2001 in the case of the pro forma balance sheet.

        The pro forma and pro forma as adjusted combined income statements for the year ended August 31, 2000 and the nine months ended May 31, 2001 do not give effect to one-time events directly attributable to the offering, because of their nonrecurring nature. These one-time events include:

•	net compensation cost of approximately $1,002 million resulting from the grant of restricted share units in connection with the offering; and

•	recognition of a charitable contribution of $16 million.

        In addition, the pro forma and pro forma as adjusted combined income statement for the year ended August 31, 2000 does not give effect to one-time events directly attributable to our transition to a corporate structure and related transactions, because of their nonrecurring nature. These one-time events, which are included in the historical combined income statement for the nine months ended May 31, 2001 and excluded from the pro forma and pro forma as adjusted combined income statement for such period, include:

•	approximately $839 million, including current taxes payable of $61 million and deferred tax liabilities of $333 million, for costs associated with our transition to a corporate structure; and

•	recognition of deferred tax assets, net of approximately $172 million.

        The pro forma and pro forma as adjusted combined income statement for the nine months ended May 31, 2001 excludes the effect of a cumulative change in accounting principle to implement Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

        The pro forma adjustments and the adjustments for the offering are based upon available information and assumptions that management believes are reasonable.

        This information and the accompanying notes should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the events described above actually taken place as of the dates specified or that may be expected to occur in the future.

PRO FORMA COMBINED INCOME STATEMENT

(unaudited)

	For the nine months ended May 31, 2001
	Historical	Pro forma adjustments		Pro forma	Adjustments for the offering		Pro forma as adjusted
	(in millions, except share and per share data)
Revenues:
Revenues before reimbursements	$ 8,666	$		$ 8,666	$		$ 8,666
Reimbursements	1,475			1,475			1,475

Revenues	10,141			10,141			10,141
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	4,509	725	(a)	5,234	9	(g)	5,243
Reimbursable expenses	1,475			1,475			1,475

Cost of services*	5,984	725		6,709	9		6,718
Sales and marketing*	771	290	(a)	1,061	4	(g)	1,065
General and administrative costs*	1,131	44	(a)	1,175	2	(g)	1,177
Reorganization and rebranding costs*	777	(445	)(b)	332			332

Total operating expenses*	8,663	614		9,277	15		9,292

Operating income*	1,478	(614)		864	(15)		849
Gain on investments, net	180			180			180
Interest income	59			59			59
Interest expense	(26)	(15	)(c)	(59)	18	(h)	(41)
		(18	)(d)
Other income (expense)	21			21			21
Equity in losses of affiliates	(53)			(53)			(53)

Income before taxes*	1,659	(647)		1,012	3		1,015
Provision for taxes (1)	420	207	(e)	405	1	(e)	406
		(222	)(b)

Income before minority interest and cumulative change in accounting*	1,239	(632)		607	2		609
Minority interest	—	449	(f)	449	(84	)(f)	365

Partnership income before partner distributions and cumulative change in accounting* (2)	$ 1,239

Income (loss) before cumulative change in accounting		$(1,081)		$ 158	$ 86		244

Earnings per share:
Income before cumulative change in accounting applicable to common shareholders:
—basic							$ 0.62

—diluted							$ 0.61

Weighted average shares:
—basic							396,320,913 (i)

—diluted							992,280,381 (i)

*	Historical information excludes payments for partner distributions.
(1)
Provision for taxes is not the same as income taxes of a corporation. For the historical periods, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in historical periods is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements.

PRO FORMA COMBINED INCOME STATEMENT

(unaudited)

	For the year ended August 31, 2000
	Historical	Pro forma adjustments		Pro forma	Adjustments for the offering		Pro forma as adjusted
	(in millions, except share and per share data)
Revenues:
Revenues before reimbursements	$ 9,752	$		$ 9,752	$		$ 9,752
Reimbursements	1,788			1,788			1,788

Revenues	11,540			11,540			11,540
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	5,486	641	(a)	6,127	11	(g)	6,138
Reimbursable expenses	1,788			1,788			1,788

Cost of services*	7,274	641		7,915	11		7,926
Sales and marketing*	883	304	(a)	1,187	5	(g)	1,192
General and administrative costs*	1,297	141	(a)	1,438	3	(g)	1,441

Total operating expenses*	9,454	1,086		10,540	19		10,559

Operating income*	2,086	(1,086)		1,000	(19)		981
Gain on investments, net	573			573			573
Interest income	67			67			67
Interest expense	(24)	(11	)(c)	(60)	25	(h)	(35)
		(25	)(d)
Other income (expense)	51			51			51
Equity in losses of affiliates	(46)			(46)			(46)

Income before taxes	2,707	(1,122)		1,585	6		1,591
Provision for taxes (1)	243	391	(e)	634	2	(e)	636

Income before minority interest*	2,464	(1,513)		951	4		955
Minority interest	—	704	(f)	704	(131	)(f)	573

Partnership income before partner distributions* (2)	$ 2,464

Net income (loss)		$(2,217)		$ 247	$ 135		$ 382

Earnings per share:
Net income applicable to common shareholders:
—basic							$ 0.97

—diluted							$ 0.96

Weighted average shares:
—basic							394,981,895 (i)

—diluted							991,108,740 (i)

*	Historical information excludes payments for partner distributions.
(1)
Provision for taxes is not the same as income taxes of a corporation. For the historical periods, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in historical periods is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements.

PRO FORMA CONSOLIDATED BALANCE SHEET
May 31, 2001

(unaudited)

	Historical	Pro forma adjustments	Pro forma	Adjustments for the offering		Pro forma as adjusted
	(in millions)
Current assets:
Cash and cash equivalents	$ 724	$	$ 724	$1,571	(j)	$1,871
				(16	)(k)
				(70	)(l)
				(338	)(m)
Short-term investments	—		—			—
Receivables from clients	1,588		1,588			1,588
Unbilled services	808		808			808
Due from related parties	3		3			3
Deferred tax assets	126		126	(14	)(l)	112
Other current assets	227		227			227

Total current assets	3,476		3,476	1,133		4,609

Non-current assets:
Due from related parties	31		31			31
Investments	382		382			382
Property and equipment, net	793		793			793
Deferred tax assets	145		145	79	(g)	203
				(21	)(l)
Other non-current assets	102		102			102

Total non-current assets	1,453		1,453	58		1,511

Total assets	$4,929		$$4,929	$1,191		$6,120

Current liabilities:
Short-term bank borrowings	$ 528	$	$ 528	$ (338	)(m)	$ 190
Current portion of long-term debt	3		3			3
Accounts payable	158		158			158
Due to related parties	1,364		1,364			1,364
Deferred revenues	928		928			928
Accrued payroll and related benefits	1,014		1,014	(35	)(l)	999
				20	(g)
Taxes payable	233		233	(6	)(k)	227
Deferred tax liabilities	310		310			310
Other accrued liabilities	332		332			332

Total current liabilities	4,870		4,870	(359)		4,511

Non-current liabilities:
Long-term debt	31		31			31
Retirement benefits	345		345			345
Deferred tax liabilities	98		98			98
Other non-current liabilities	840		840	(54	)(l)	786

Total non-current liabilities	1,314		1,314	(54)		1,260

Minority interest	—		—	209	(f)	209

Shareholders’ equity (deficit)
Preferred shares: 2,000,000,000 shares authorized, 0 shares issued and outstanding, 0 shares issued and outstanding pro forma, 0 shares issued and outstanding pro forma as adjusted	—		—			—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized, 212,335,318 shares issued and outstanding, 212,257,238 shares issued and outstanding pro forma, 327,257,239 shares issued and outstanding pro forma as adjusted	—		—			—
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized, 591,161,472 shares issued and outstanding, 591,161,472 shares issued and outstanding pro forma, 591,161,472 shares issued and outstanding pro forma as adjusted	—		—			—
Restricted share units (related to Class A common shares), 0 units issued and outstanding, 0 units issued and outstanding pro forma, 74,419,748 units issued and outstanding pro forma as adjusted	—		—	982	(g)	1,079
				97	(g)
Additional paid-in capital	—		—	1,571	(j)	1,362
				(209	)(f)
Retained earnings (deficit)	(1,178)		(1,178)	(10	)(k)	(2,127)
				(16	)(l)
				79	(g)
				(1,002	)(g)
Deferred compensation	—		—	(97	)(g)	(97)
Accumulated other comprehensive income (loss)	(77)		(77)			(77)

Total shareholders’ equity (deficit)	(1,255)		(1,255)	1,395		140

Total liabilities and shareholders’ equity (deficit)	$4,929		$$4,929	$1,191		$6,120

NOTES TO PRO FORMA FINANCIAL INFORMATION

(unaudited)
(in millions, except share and per share data)

        Accenture Ltd’s only business will be to hold shares in and act as the sole general partner of Accenture SCA. As the sole general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd will control Accenture SCA’s management and operations and will, accordingly, consolidate Accenture SCA’s results in Accenture Ltd’s financial statements. Further, our transition to a corporate structure has been accounted for on a carryover basis.

(a)
Adjustments reflect compensation and benefit costs totaling $1,059 and $1,086 for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively, that we would have paid to our partners had we been in a corporate structure during the historical periods. Since we have operated in historical periods as a series of related partnerships and corporations under the control of our partners, payments to our partners have generally been accounted for as distributions of partners’ income, rather than compensation expense. As a result, our net income and compensation and benefits expense have not reflected any payments for services rendered by partners. As a corporation, we will include payments for services rendered by our partners in compensation and benefits expense. The new compensation plan adopted by us is comprised of a fixed salary amount, benefits and performance-based bonuses. All elements of the new compensation plan, including bonus, have been reflected in these adjustments because our partners would have earned the bonus based on our results of operations for the historical periods. Compensation cost in the pro forma income statement does not include the fair value of restricted share units to be granted at the time of the offering to some former U.S. employees, some former partners and substantially all employees that vest upon grant or on August 31, 2001, discussed under note (g), because they are a one-time grant in connection with the offering.

Benefit costs are medical, dental and payroll taxes, all of which are based on estimated costs that would have been incurred had these benefits been in place during the historical periods.

Compensation and benefit costs of partners have been allocated 69% and 59% to cost of services, 27% and 28% to sales and marketing, and 4% and 13% to general and administrative costs for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively, based upon an estimate of the time spent on each activity at the appropriate cost rates. The percentage allocation in the nine months ended May 31, 2001 varies from the allocation in the year ended August 31, 2000 due to the admission of a significant number of new partners on September 1, 2000.

(b)
Reflects an adjustment to eliminate the effect of the transaction costs incurred in connection with our transition to a corporate structure. $445 relates to indirect taxes, such as capital and stamp duty imposed on transfers of assets among group members. $222 relates to the revaluation of deferred tax liabilities upon change in tax status, including income taxes relating to mandatory changes in tax accounting methods, from a partnership to a corporate structure. These amounts are excluded from the Pro Forma Combined Income Statement due to their nonrecurring nature.

(c)
Reflects an adjustment of $15 and $11 for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively, for the estimated interest expense on early-retirement benefits payable to partners.

(d)
Reflects an adjustment of $18 and $25 for the nine months ended May 31, 2001 and the year ended August 31, 2000, respectively, for the estimated interest expense on borrowings of $338 at an incremental borrowing rate of 7.5% incurred to repay partners’ paid-in capital in connection with our transition to a corporate structure.

NOTES TO PRO FORMA FINANCIAL INFORMATION—(Continued)

(unaudited)
(in millions, except share and per share data)

(e)
Reflects an adjustment for an estimated income tax provision as if we had operated in a corporate structure at a pro forma tax rate of 40%. Pro forma as adjusted income taxes total $406 and $636 for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively. As a series of related partnerships and corporations under the control of our partners, we generally were not subject to income taxes. However, some of the corporations were subject to income taxes in their local jurisdictions.

(f)
Reflects an adjustment to record the 60% minority interest ownership of partners in Accenture SCA and Accenture Canada Holdings. The minority interest percentage declined from 74% at May 31, 2001 to 60% due to shares issued and restricted share units granted on the date of the offering. However, the recorded minority interest in the historical consolidated balance sheet at May 31, 2001 was $0 because of our shareholders’ deficit position. Also reflects the assumed issuance to Accenture Ltd of the 67,724,657 Accenture SCA Class I common shares that will be issued in connection with the delivery of the 67,724,657 Accenture Ltd Class A common shares underlying 67,724,657 restricted share units which generally are considered fully vested and will be issued for no consideration solely upon the passage of time for the purpose of the pro forma earnings per share and minority interest calculation.

Accenture Ltd owns a 26% economic interest and a 52% voting interest in Accenture SCA prior to the offering. The remaining economic interest and voting interest are owned by some of our partners. We operate our business through subsidiaries of Accenture SCA.

The transition of Accenture to a corporate structure was accounted for as a reorganization at carryover basis. Partners in Accenture received shares of Accenture Ltd, Accenture SCA or Accenture Canada Holdings depending on their member firm. The shares of Accenture SCA and Accenture Canada Holdings held by partners will be treated as a minority interest in the consolidated financial statements of Accenture Ltd. However, the future exchange and/or acquisition of Accenture SCA or Accenture Canada Holdings shares will be accounted for at carryover basis.

Upon receipt of the proceeds of the offering, Accenture Ltd will subscribe for shares in Accenture SCA, thereby increasing its percentage of economic interest in Accenture SCA from 26% to 40%.

Since Accenture Ltd is the sole general partner of Accenture SCA and owns the majority of the voting shares, Accenture Ltd consolidates Accenture SCA and its subsidiaries. Although the other shareholders of Accenture SCA hold more than 50% of the economic interest in Accenture SCA, they do not have voting control and therefore are considered to be a minority interest.

(g)
Adjustment reflects the anticipated one-time grants of restricted share units to partners, former partners and employees. Each restricted share unit awarded will represent an unfunded, unsecured right, which is nontransferable except in the event of death, of a participant to receive a Class A common share on the date specified in the participant’s award agreement. We intend to grant restricted share units on a one-time basis on the date of the offering as follows:

—
35,000,000 to employees who are current holders of eUnits under the eUnit Bonus Plan described on pages F-15 and F-16 in replacement of outstanding eUnits which are being cancelled as described in note (l) and to all employees in good standing.

NOTES TO PRO FORMA FINANCIAL INFORMATION—(Continued)

(unaudited)
(in millions, except share and per share data)

—	15,042,077 to some of our former partners who retired or resigned prior to May 31, 2001, in respect of past services.

—	16,357,175 to some of our employees that will be promoted to partner on September 1, 2001. These restricted share units will vest on August 31, 2001.

—
8,020,496 to some of our recently admitted partners in respect of future services. These restricted share units will vest over five years and will be expensed over the vesting period as services are rendered, except for 1,325,405 restricted share units which will be fully vested.

We recognize compensation expense for share-based compensation awards in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the measurement principles of APB No. 25 and Financial Interpretation Number 44, “Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB 25,” we will recognize compensation expense of $1,002 (51,367,482 restricted share units that vest upon grant and 16,357,175 restricted share units that vest on August 31, 2001 at the initial public offering price of $14.50 per share plus $20 of payroll taxes) in respect of the portion of restricted share units that are fully vested on the date of the grant and a deferred income tax benefit of $79. See “Management—Employee Awards.” This includes $20 of payroll tax incurred on the grant of the restricted share units which has been recorded in current liabilities. In addition, we have recognized $15 and $19 for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively, for the portion of restricted share units that will vest over a five-year period. The compensation cost of these restricted share units that will vest over a five-year period have been allocated 69% and 59% to cost of services, 27% and 28% to sales and marketing, and 4% and 13% to general and administrative costs for the nine months ended May 31, 2001 and for the year ended August 31, 2000, respectively. See note (a). The total cost of the restricted share units that vest over five years, $97 (6,695,091 restricted share units at the initial public offering price of $14.50 per share), has been recorded in the pro forma as adjusted balance sheet as deferred compensation.

(h)	Reflects the elimination of the adjustment described in note (d) since the proceeds of the offering eliminate the need for such borrowing.

(i)	For the purposes of the pro forma earnings per share calculation, the weighted average shares outstanding, basic and diluted, were calculated based on:

	Year ended August 31, 2000 Pro forma as adjusted		Nine months ended May 31, 2001 Pro forma as adjusted
Common share issuances	Basic	Diluted	Basic	Diluted
Accenture Ltd Class A common shares	212,257,238	212,257,238	212,257,238	212,257,238
Accenture SCA Class I common shares	—	587,296,594	—	587,296,594
Accenture Canada Holdings exchangeable shares	—	8,160,742	—	8,160,742
Restricted share units—vested	67,724,657	68,394,166	69,063,675	69,565,807
New shares from offering	115,000,000	115,000,000	115,000,000	115,000,000

Weighted average shares outstanding	394,981,895	991,108,740	396,320,913	992,280,381

NOTES TO PRO FORMA FINANCIAL INFORMATION—(Continued)

(unaudited)
(in millions, except share and per share data)

Basic and diluted earnings per share are calculated as follows:

Pro forma as adjusted
Basic earnings per share	Year ended August 31, 2000	Nine months ended May 31, 2001
Net income (loss) available to common shareholders	$ 382

Income (loss) before cumulative change in accounting		$ 244

Weighted average shares outstanding	394,981,895	396,320,913

Basic earnings per share	$ 0.97	$ 0.62

Pro forma as adjusted
Diluted earnings per share	Year ended August 31, 2000	Nine months ended May 31, 2001
Net income (loss) available to common shareholders	$ 382
Income (loss) before cumulative change in accounting		$ 244
Adjustments:
Minority interest	573	365

Income before minority interest	$ 955

Income before minority interest and cumulative change in accounting		$ 609

Weighted average shares outstanding	991,108,740	992,280,381

Diluted earnings per share	$ 0.96	$ 0.61

(j)	Adjustment to record net proceeds from the sale of 115,000,000 Class A common shares in the offering, resulting in net proceeds of $1,571.

(k)	Reflects the payment of $16 in cash to the Accenture Foundation, Inc., a New York not-for-profit corporation, or to comparable entities in other jurisdictions.

(l)
In connection with the grant of restricted share units, discussed in note (g), we are terminating our deferred bonus plan (the “eUnit Bonus Plan”) for employees. Adjustment reflects an extinguishment of a liability of $89, of which $70 will be paid out in cash, and elimination of the related current and long-term deferred income tax assets of $14 and $21, respectively.

(m)	Adjustment to reflect $338 repayment of borrowings from proceeds of the offering.

SELECTED FINANCIAL DATA

        The following selected financial data have been presented on a historical cost basis for all periods presented. The data as of August 31, 1999 and 2000 and for the years ended August 31, 1998, 1999 and 2000 are derived from the audited historical financial statements and related notes which are included elsewhere in this prospectus. The data as of August 31, 1996, 1997 and 1998 and as of May 31, 2000 and for the years ended August 31, 1996 and 1997 are derived from unaudited historical financial statements and related notes which are not included in this prospectus. The data as of May 31, 2001 and for the nine months ended May 31, 2000 and 2001 are derived from the historical unaudited financial statements and related notes which are included elsewhere in this prospectus. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pro Forma Financial Information” and our historical financial statements and related notes included elsewhere in this prospectus.

	Year ended August 31,					Nine months ended May 31,
	1996	1997	1998	1999	2000	2000	2001
	(in millions)
Income Statement Data:
Revenues:
Revenues before reimbursements	$4,942	$6,275	$8,215	$ 9,550	$ 9,752	$7,245	$ 8,666
Reimbursements	768	1,172	1,425	1,529	1,788	1,301	1,475

Revenues	5,710	7,447	9,640	11,079	11,540	8,546	10,141
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	2,678	3,470	4,700	5,457	5,486	4,000	4,509
Reimbursable expenses	768	1,172	1,425	1,529	1,788	1,301	1,475

Cost of services*	3,446	4,642	6,125	6,986	7,274	5,301	5,984
Sales and marketing*	532	611	696	790	883	651	771
General and administrative costs*	659	819	1,036	1,271	1,297	936	1,131
Reorganization and rebranding costs	—	—	—	—	—	—	777

Total operating expenses*	4,637	6,072	7,857	9,047	9,454	6,888	8,663

Operating income*	1,073	1,375	1,783	2,032	2,086	1,658	1,478
Gain on investments, net	—	—	—	92	573	534	180
Interest income	—	—	—	60	67	45	59
Interest expense	(16)	(19)	(17)	(27)	(24)	(18)	(26)
Other income (expense)	(4)	4	(6)	(5)	51	32	21
Equity in losses of affiliates	—	—	(1)	(6)	(46)	(9)	(53)

Income before taxes*	1,053	1,360	1,759	2,146	2,707	2,242	1,659
Provision for taxes (1)	116	118	74	123	243	194	420

Income before cumulative change in accounting*	937	1,242	1,685	2,023	2,464	2,048	1,239
Cumulative effect of change in accounting	—	—	—	—	—	—	188

Partnership income before partner distributions* (2)	$ 937	$1,242	$1,685	$ 2,023	$ 2,464	$2,048	$ 1,427

	As of August 31,					As of May 31,
	1996	1997	1998	1999	2000	2000	2001
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$ 438	$ 325	$ 736	$ 1,111	$ 1,271	$1,297	$ 724
Working capital	280	175	531	913	1,015	1,023	(1,394)
Total assets	2,323	2,550	3,704	4,615	5,451	5,491	4,929
Long-term debt	226	192	157	127	99	127	31
Total partners’ capital	696	761	1,507	2,208	2,368	2,579	—
Shareholders’ equity (deficit)	—	—	—	—	—	—	(1,255)

*	Excludes payments for partner distributions.
(1)
Provision for taxes is not the same as income taxes of a corporation for historical periods. We operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in historical periods is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our historical financial statements and related notes included elsewhere in this prospectus as well as our pro forma financial information contained in the section entitled “Pro Forma Financial Information.”

        All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to “2000” or “fiscal 2000” means the 12-month period that ended on August 31, 2000. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

Overview

        Accenture is the world’s leading provider of management and technology consulting services and solutions. We have more than 75,000 employees in more than 110 offices in 46 countries delivering to our clients a wide range of consulting, technology and outsourcing services. Our leading position in the management and technology consulting services and solutions markets results from the fact that we have more consulting professionals than any other consulting firm, with more than 57,000 professionals working within our global market units, complemented by more than 8,000 professionals dedicated full time to our service lines. In addition, we have deep industry knowledge in 18 distinct industry groups and broad service offering expertise through our eight service lines. In total, we have more than 75,000 employees who provide global scale and reach through more than 110 offices in 46 countries. Based on our knowledge of our business and the business of our competitors, we believe that no other consulting firm provides as broad a range of management and technology consulting services and solutions to as many industry groups in as many geographic markets as we do.

        The results of our operations are affected by the level of economic activity and change in the industries we serve. Our business is also driven, in part, by the pace of technological change and the type and level of technology spending by our clients. The ability to identify and capitalize on these technological and market changes early in their cycles is a key driver of our performance. We are now seeing some evidence of an economic slowdown in some markets, including a reduction in capital expenditures and technology and associated discretionary spending by our clients, particularly in the United States. This has caused a reduction in our growth rate in the Americas and in our Communications & High Tech, Financial Services and Products global market units in the third quarter of this fiscal year as compared with the first half of this fiscal year. Revenues before reimbursements for the third quarter of 2001 for our Communications & High Tech, Financial Services and Products global market units increased by 8%, 15% and 16%, respectively, over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for these market units increased by 27%, 19% and 25%, respectively, over the first half of 2000. Revenues before reimbursements for the third quarter of 2001 for our Americas geographic area increased by 10% over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for this geographic area increased by 27% over the first half of 2000. We expect continued growth in revenues in the fourth quarter of this fiscal year, though at a slower rate of growth than in the third quarter. Our strategy is to anticipate changes in demand for our services and to identify cost-management initiatives in order to manage costs as a percentage of revenues. For example, on June 7, 2001, we announced an initiative to reduce our staff in certain parts of the world, in certain skill groups and in some support positions. We have generally been able to maintain our margins during past periods of volatility, such as the slowdown in technology spending that occurred in anticipation of the Year 2000 events, through similar proactive cost-management programs.

        We have operated as a series of related partnerships and corporations under the control of our partners for all historical periods. We will operate in a corporate structure in future periods. As a business, whether in partnership form or in a corporate structure, our profitability is driven by the same factors. Revenues are driven by our partners’ and senior executives’ ability to secure contracts for new engagements and to deliver products and services that add value to our clients. Our ability to add value to clients and therefore drive revenues depends in part on our ability to offer market-leading service offerings and to deploy skilled teams of professionals quickly and on a global basis.

        Cost of services is primarily driven by the cost of client service personnel, which consists primarily of compensation and training costs. Cost of services as a percentage of revenues is driven by the productivity of our client service workforce. Chargeability, or utilization, represents the percentage of our professionals’ time spent on billable work. We plan and manage our headcount to meet the anticipated demand for our services. Selling and marketing expense is driven primarily by development of new service offerings, the level of concentration of clients in a particular industry or market, client targeting, image development and brand-recognition activities. General and administrative costs generally correlate with changes in headcount and activity levels in our business.

Presentation

        Until August 2000, we were associated with Andersen Worldwide. We and Arthur Andersen were two stand-alone business units linked through various agreements between us and Andersen Worldwide, a coordinating entity. Following arbitration proceedings between us, on the one hand, and Andersen Worldwide and Arthur Andersen, on the other, that were completed in August 2000, we ceased to be associated with these organizations. During our association with Andersen Worldwide and Arthur Andersen, we were controlled by our partners, and our historical financial statements have been presented on a consistent basis for all periods. On January 1, 2001, we changed our name to Accenture.

        Since we have historically operated as a series of related partnerships and corporations under the control of our partners, our partners generally participated in profits, rather than receive salaries. Therefore, our historical financial statements do not reflect any compensation or benefit costs for services rendered by them. Upon the consummation of our transition to a corporate structure, partner compensation will consist of salary, bonuses and benefits. The pro forma financial statements, which appear elsewhere in this prospectus, include adjustments for compensation and benefits that we would have paid to partners under the compensation program we implemented when we consummated our transition to a corporate structure. Similarly, operating primarily in the form of partnerships has meant that our partners have paid income tax on their share of the partnerships’ income on their individual tax returns. Therefore, our historical financial statements do not reflect the income tax liability that we would have paid as a corporation. Following the consummation of our transition to a corporate structure, we are subject to corporate tax on our income.

Segments

        Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the Chief Executive Officer.

        Our five reportable operating segments are our global market units, or market units, which are Communications & High Tech, Financial Services, Government, Products and Resources. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. Revenues of the individual global market units vary based on the results of the industry groups that comprise each global market unit. Global market units are managed on the basis of revenues before reimbursements because management believes it is a better indicator of global market unit performance than revenues. Generally, operating expenses for each global market unit have similar characteristics and are subject to the same drivers, pressures and challenges. While most operating expenses apply to all segments, some sales and marketing expenses are lower as a percentage of revenues in industry groups whose client base is concentrated, such as those in Financial Services, and higher in industry groups whose client base is more fragmented, such as those in Products. The discussion and analysis related to each operational expense category applies to all segments, unless otherwise indicated.

Revenues

        We derive substantially all of our revenues from contracts for management and technology service offerings and solutions that we develop, implement and manage for our clients. Depending on the terms of the contract, revenues are recognized on a time-and-materials basis or on a percentage-of-completion basis, as services are provided by our employees and, to a lesser extent, subcontractors. Revenues from time-and-materials service contracts are recognized as the services are provided. Revenues from long-term contracts are recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the duration of the contract. Revenues include the cost and margin earned on computer hardware and software resale contracts, as well as revenues from alliance agreements, neither of which is material to us. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of services.

        Each contract has different terms based on the scope, deliverables and complexity of the engagement. While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, we have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced and our adherence to schedule. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. Generally, our contracts are terminable by the client on short notice and without penalty. Accordingly, we do not believe it is appropriate to characterize these contracts as backlog. Normally, if a client terminates a project, the client remains obligated to pay for commitments we have made to third parties in connection with the project, services performed and reimbursable expenses incurred by us through the date of termination.

Operating Expenses

        Operating expenses include variable and fixed direct and indirect costs that are incurred in the delivery of our solutions and services to clients. The primary categories of operating expenses include cost of services, sales and marketing, and general and administrative costs.

Cost of Services

        Cost of services includes the direct costs to provide services to our clients. Such costs generally consist of compensation for client service personnel, the cost of subcontractors hired as part of client service teams, costs directly associated with the provision of client service, such as special-purpose facilities for outsourcing contracts, the recruiting, training, personnel development and scheduling costs of our client service personnel. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of services.

Sales and Marketing

        Sales and marketing expense consists of expenses related to promotional activities, market development, including costs to develop new service offerings, and image development, including advertising and market research.

General and Administrative Costs

        General and administrative costs primarily include costs for non-client service personnel, information systems and office space. Through various cost-management initiatives, we seek to keep general and administrative costs proportionately in line with or below anticipated changes in revenues.

Reorganization and Rebranding Costs

        Reorganization and rebranding costs include one-time costs, beginning in September 2000, to rename our organization Accenture and other costs to transition to a corporate structure.

Gain on Investments

        Gain on investments represents primarily gains and losses on the sales of marketable securities and write-downs on investments in private securities. These fluctuate over time, are not predictable and may not recur. Beginning on September 1, 2000, they also include changes in the fair market value of equity holdings considered to be derivatives in accordance with SFAS 133.

Interest Income

        Interest income represents interest earned on cash and cash equivalents. Interest income also includes interest earned on a limited number of client engagement receivables when we agree in advance to finance those receivables for our clients beyond the normal billing and collection period.

Interest Expense

        Interest expense primarily reflects interest incurred on borrowings.

Other Income (Expense)

        Other income (expense) consists of currency exchange gains (losses) and the recognition of income from vesting of options for services by our representatives on boards of directors of those companies in which we invest. In general, we earn revenues and incur related costs in the same currency. We hedge significant planned movements of funds between countries, which potentially gives rise to currency exchange gains (losses).

Equity in Losses of Affiliates

        Equity in losses of affiliates represents our share of the operating results of non-consolidated companies over which we have significant influence.

Provision for Taxes

        Prior to our transition to a corporate structure, we were generally not subject to income taxes in most countries because we operated in partnership form in those countries. Since taxes related to income earned by the partnerships were the responsibility of the individual partners, our partners reported and paid taxes on their share of the partnerships’ income on their individual tax returns. In other countries, however, we operated in the form of a corporation or were otherwise subject to entity-level taxes on income and withholding taxes. As a result, prior to our transition to a corporate structure, we have paid some entity-level taxes, with the amount varying from year to year depending on the mix of earnings among our worldwide entities. Where applicable, we have accounted for these taxes under the asset and liability method.

Partnership Income Before Partner Distributions

        Our historical financial statements reflect our organization as a related series of partnerships and corporations under the control of our partners. The income of our partners in historical periods is not executive compensation in the customary sense because partner compensation is comprised of distributions of current earnings, out of which our partners are responsible for their payroll taxes and benefits.

        Following our transition to a corporate structure, as part of our annual budgeting process, we set budgeted income amounts for our results and cash compensation to our partners. Since June 1, 2001 we have been paying approximately 83% of budgeted cash compensation to our partners as fixed compensation on a monthly basis during the year. Commencing September 1, 2001 we expect to pay an additional 17% as a bonus to the extent that our results meet the budgeted income amount. If our results exceed the budgeted income amount, we currently intend to distribute a portion of the excess to our partners as an additional bonus.

Historical Results of Operations

        The following table sets forth the unaudited percentage of revenues represented by items in our combined income statements for the periods presented.
	Year ended August 31,			Nine months ended May 31,
	1998	1999	2000	2000	2001
Revenues:
Revenues before reimbursements	85%	86%	85%	85%	85%
Reimbursements	15	14	15	15	15

Revenues	100	100	100	100	100
Operating expenses*
Cost of services*:
Cost of services before reimbursable expenses*	49	49	48	47	44
Reimbursable expenses	15	14	15	15	15

Cost of services*	64	63	63	62	59
Sales and marketing*	7	7	8	8	7
General and administrative costs*	11	12	11	11	11
Reorganization and rebranding costs*	—	—	—	—	8

Total operating expenses*	82	82	82	81	85
Operating income(1)*	18	18	18	19	15
Gain on investments	—	1	5	6	2
Interest income	—	—	—	1	1
Interest expense	—	—	—	—	(1)
Other income (expense)	—	—	—	—	—
Equity in losses of affiliates	—	—	—	—	(1)

Income before taxes*	18	19	23	26	16
Provision for taxes	1	1	2	2	4

Income before accounting change*	17	18	21	24	12
Cumulative effect of accounting change	—	—	—	—	2

Partnership income before partner distributions*	17%	18%	21%	24%	14%

*	Excludes payments for partner distributions.
(1)
Operating income as a percentage of revenues before reimbursements was 22%, 21%, 21%, 23% and 17% for the years ended August 31, 1998, 1999 and 2000 and for the nine months ended May 31, 2000 and 2001, respectively.

        We provide services through five global market units. The following table provides unaudited financial information for each of these market units.

	Year ended August 31,			Nine months ended May 31,
	1998	1999	2000	2000	2001
	(in millions, except for percentages)
Revenues:
Communications & High Tech	$1,903	$ 2,499	$ 2,806	$2,061	$ 2,482
Financial Services	2,405	2,737	2,542	1,898	2,230
Government	547	777	797	585	728
Products	1,576	1,664	1,891	1,403	1,707
Resources	1,702	1,812	1,661	1,251	1,457
Other	82	61	55	47	62

Total revenues before reimbursements	8,215	9,550	9,752	7,245	8,666
Reimbursements	1,425	1,529	1,788	1,301	1,475

Total	$9,640	$11,079	$11,540	$8,546	$10,141

Revenues as a percentage of total:
Communications & High Tech	19%	22%	25%	24%	24%
Financial Services	25	25	22	22	22
Government	6	7	7	7	7
Products	16	15	16	16	17
Resources	18	16	14	15	14
Other	1	1	1	1	1

Total revenues before reimbursements	85	86	85	85	85
Reimbursements	15	14	15	15	15

Total	100%	100%	100%	100%	100%

Operating Income:
Communications & High Tech	$ 346	$ 532	$ 638	$ 499	$ 388
Financial Services	681	814	653	513	480
Government	20	94	71	57	56
Products	350	250	390	318	281
Resources	276	267	249	201	192
Other	110	75	85	70	81

Total	$1,783	$ 2,032	$ 2,086	$1,658	$ 1,478

Operating Income as a percentage of total:
Communications & High Tech	19%	26%	31%	30%	26%
Financial Services	38	40	31	31	32
Government	1	5	3	4	4
Products	20	12	19	19	19
Resources	16	13	12	12	13
Other	6	4	4	4	6

Total	100%	100%	100%	100%	100%

Operating Income as a percentage of total revenues before reimbursements:
Communications & High Tech	18%	21%	23%	24%	16%
Financial Services	28	30	26	27	22
Government	4	12	9	10	8
Products	22	15	21	23	16
Resources	16	15	15	16	13
Other	n/m	n/m	n/m	n/m	n/m

Total revenues before reimbursements	22%	21%	21%	23%	17%

Operating Income as a percentage of revenues	18%	18%	18%	19%	15%

n/m = not meaningful

Nine Months Ended May 31, 2001 Compared to Nine Months Ended May 31, 2000

Revenues

        Revenues for the nine months ended May 31, 2001 were $10,142 million, an increase of $1,596 million, or 19%, over the nine months ended May 31, 2000. Revenues before reimbursements for the nine months ended May 31, 2001 were $8,666 million, an increase of $1,421 million, or 20%, over the nine months ended May 31, 2000. In local currency terms, revenues before reimbursements grew by 26% in the nine months ended May 31, 2001 over the nine months ended May 31, 2000.

        In the nine months ended May 31, 2001, our revenues grew significantly, continuing a trend that began in the second half of fiscal 2000 as our clients began to focus on new transformation and implementation initiatives after Year 2000 disruptions proved to be minimal. In addition, demand for our services grew as clients began to explore Web-enablement and electronic commerce strategies and solutions both in the business-to-business and business-to-consumer areas. We believe that this strong revenue growth is the result of our rapid response to changes in the marketplace and our creation and refinement of relevant service offerings. In addition, by focusing on the re-training of our client service personnel during the Year 2000 slowdown, we positioned ourselves to take advantage of the growth opportunities in these new markets. We achieved this strong revenue growth in the nine months ended May 31, 2001 despite the difficult economic conditions that many of our clients’ industries are experiencing. We are now seeing some evidence of an economic slowdown in some markets, including a reduction in capital expenditures and technology and associated discretionary spending by our clients, particularly in the Americas. This has caused a reduction in our growth rate in the Americas and in our Communications & High Tech, Financial Services and Products global market units in the third quarter of this fiscal year as compared with the first half of this fiscal year. Revenues before reimbursements for the third quarter of 2001 for our Communications & High Tech, Financial Services and Products global market units increased by 8%, 15% and 16%, respectively, over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for these market units increased by 27%, 19% and 25%, respectively, over the first half of 2000. Revenues before reimbursements for the third quarter of 2001 for our Americas geographic area increased by 10% over the third quarter of 2000, while revenues before reimbursements for the first half of 2001 for this geographic area increased by 27% over the first half of 2000. We expect continued growth in revenues in the fourth quarter of this fiscal year, though at a slower rate of growth than in the third quarter. We believe we can also slow the growth of our costs and defer expenditures for discretionary items. For example, on June 7, 2001, we announced an initiative to reduce our staff in certain parts of the world, in certain skill groups and in some support positions.

        Our Communications & High Tech market unit achieved revenues before reimbursements of $2,482 million in the nine months ended May 31, 2001, an increase of 20% over the nine months ended May 31, 2000, primarily due to strong growth in our Communications and Electronics & High Tech industry groups in North America. Operations in Europe and Latin America also experienced significant growth. Our Financial Services market unit achieved revenues before reimbursements of $2,230 million in the nine months ended May 31, 2001, an increase of 18% over the nine months ended May 31, 2000, primarily due to strong growth in our Banking industry group in Europe and North America. Our Products market unit achieved revenues before reimbursements of $1,708 million in the nine months ended May 31, 2001, an increase of 22% over the nine months ended May 31, 2000, as the result of strong growth in our Retail, Consumer Goods & Services and Transportation & Travel Services industry groups in Europe. Our Resources market unit achieved revenues before reimbursements of $1,457 million in the nine months ended May 31, 2001, an increase of 16% over the nine months ended May 31, 2000, as the result of strong growth in the Chemicals, Forest Products and Metals & Mining industry groups in North America. Our Government market unit achieved revenues before reimbursements of $728 million in the nine months ended May 31, 2001, an increase of 24% over the nine months ended May 31, 2000, primarily driven by strong growth in Canada, the United States and the United Kingdom.

Operating Expenses

        Operating expenses in the nine months ended May 31, 2001 were $8,664 million, an increase of $1,776 million, or 26%, over the nine months ended May 31, 2000, and an increase as a percentage of revenues from 81% in the nine months ended May 31, 2000 to 85% in the nine months ended May 31, 2001. Operating expenses, excluding one-time rebranding and reorganization costs, were $7,887 million for the nine months ended May 31, 2001, or a 15% increase over the nine months ended May 31, 2000 and a decrease as a percentage of revenues from 81% in the nine months ended May 31, 2000 to 78% in the nine months ended May 31, 2001.

        We continue to implement long-term and short-term cost-management initiatives aimed at keeping overall growth in operating expenses less than the growth in revenues. The long-term initiatives focus on global reductions in infrastructure costs. In addition, the costs of delivering training have been reduced by moving toward Web-enabled and other lower-cost distribution methods. The short-term initiatives focus on reducing variable costs, such as headcount in select administrative areas, and limiting travel and meeting costs.

        Cost of Services

        Cost of services was $5,985 million in the nine months ended May 31, 2001, an increase of $684 million, or 13%, over the nine months ended May 31, 2000, and a decrease as a percentage of revenues from 62% in the nine months ended May 31, 2000 to 59% in the nine months ended May 31, 2001. Cost of services before reimbursable expenses was $4,509 million in the nine months ended May 31, 2001, an increase of $510 million, or 13%, over the nine months ended May 31, 2000 and a decrease as a percentage of revenues before reimbursements from 55% in the nine months ended May 31, 2000 to 52% in the nine months ended May 31, 2001. This decrease as a percentage of revenues and revenues before reimbursements resulted from increases in chargeability due to increased demand for our services and lower employee compensation costs resulting from the promotion of 1,286 employees to partner effective September 1, 2000. The increase in partner admissions was designed to incentivize our professionals at an earlier stage in their careers with us.

        Sales and Marketing

        Sales and marketing expense was $771 million in the nine months ended May 31, 2001, an increase of $120 million, or 18%, over the nine months ended May 31, 2000, and a decrease as a percentage of revenues from 8% in the nine months ended May 31, 2000 to 7% in the nine months ended May 31, 2001. The 2001 percentage is consistent with 1998 and 1999 levels. The percentage in 2000 was slightly higher due to higher than normal business development and market-development activities following the Year 2000 slowdown and the reduction in compensation costs related to the promotion of 1,286 employees to partner effective September 1, 2000.

        General and Administrative Costs

        General and administrative costs were $1,131 million in the nine months ended May 31, 2001, an increase of $195 million, or 21%, over the nine months ended May 31, 2000, and remained constant as a percentage of revenues at 11% in the nine months ended May 31, 2000 and in the nine months ended May 31, 2001. Our short-term cost-management initiatives in this period of significant growth in revenues enabled us to maintain a constant level of general and administrative costs as a percentage of revenues.

        Reorganization and Rebranding Costs

        Reorganization and rebranding costs were $777 million, or 8% of revenues, in the nine months ended May 31, 2001, and included amortization of intangible assets, acquired in connection with the Memorandum of Understanding with Andersen Worldwide, of $138 million. The remaining $19 million of intangible assets will be amortized in the fourth quarter of 2001. Reorganization and rebranding costs, which resulted from changing our name and other costs relating to our transition to a corporate structure, are expected to continue to be incurred at similar levels during the remainder of 2001.

Operating Income

        Operating income was $1,478 million in the nine months ended May 31, 2001, a decrease of $181 million, or 11%, over the nine months ended May 31, 2000, and a decrease as a percentage of revenues from 19% in the nine months ended May 31, 2000 to 15% in the nine months ended May 31, 2001. Operating income decreased as a percentage of revenues before reimbursements from 23% in the nine months ended May 31, 2000 to 17% in the nine months ended May 31, 2001. Operating income, excluding one-time rebranding and reorganization costs, was $2,255 million for the nine months ended May 31, 2001, an increase of $597 million, or a 36% increase over the nine months ended May 31, 2000 and an increase as a percentage of revenues from 19% in the nine months ended May 31, 2000 to 22% in the nine months ended May 31, 2001. Operating income, excluding one-time rebranding and reorganization costs, increased as a percentage of revenues before reimbursements from 23% in the nine months ended May 31, 2000 to 26% in the nine months ended May 31, 2001.

Gain on Investments

        Gain on investments totaled $180 million for the nine months ended May 31, 2001, compared to a gain of $534 million for the nine months ended May 31, 2000. This gain in 2001 represents the sale of $382 million of a marketable security purchased in 1995 and $10 million from the sale of other marketable securities, net of other than temporary impairment investment write-downs of $81 million, and unrealized investment losses recognized according to SFAS 133 of $131 million. Other than temporary impairment write-downs consisted of $19 million in publicly-traded equity securities and $62 million in privately-traded equity securities. The write-downs relate to investments in Internet or e-commerce companies where the market value has been less than our cost for an extended time period, or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Interest Income

        Interest income was $60 million for the nine months ended May 31, 2001, an increase of $14 million, or 31%, over the nine months ended May 31, 2000. The increase resulted primarily from the investment of cash generated by the sale of a portion of a marketable security purchased in 1995 and an increase in the deferral of partner distributions.

Interest Expense

        Interest expense was $25 million for the nine months ended May 31, 2001, an increase of $7 million, or 40%, over the nine months ended May 31, 2000. The increase resulted primarily from the increase in short-term bank borrowings.

Other Income (Expense)

        Other income was $21 million in the nine months ended May 31, 2001, a decrease of $11 million from the nine months ended May 31, 2000.

Equity in Losses of Affiliates

        Equity in losses of affiliates was a $53 million loss in the nine months ended May 31, 2001, compared to a $9 million loss in the nine months ended May 31, 2000. This increase was primarily due to $38 million in losses related to our investment in Avanade, a company we jointly own with Microsoft that focuses on large-scale technology integration surrounding Microsoft’s enterprise platform.

Provision for Taxes

        Taxes were $420 million in the nine months ended May 31, 2001, an increase of $226 million over the nine months ended May 31, 2000. This increase was due to tax costs of our transition to a corporate structure, net of an adjustment for deferred taxes, and an increase in taxable income in some of our entities that were subject to entity-level tax.

Cumulative Effect of Accounting Change

        The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives by that statement.

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

Revenues

        Revenues for 2000 were $11,540 million, an increase of $461 million, or 4%, over 1999. Revenues before reimbursements for 2000 were $9,752 million, an increase of $202 million, or 2%, over 1999. Exchange rate fluctuations, specifically with respect to the euro, negatively affected revenue growth as measured in U.S. dollars. In local currency terms, revenues before reimbursements grew by 6% over 1999. Our revenue growth was achieved in the face of a challenging economic environment, which began in the second half of 1999 and was primarily related to Year 2000 events. Specifically, we experienced a slowdown in information technology spending by large companies as they completed large enterprise business systems installations in anticipation of the Year 2000. In addition, there was reluctance by large companies to commit to major new transformation and implementation projects until the impact of Year 2000 concerns was fully understood. However, at the same time, we experienced an increase in demand in the electronic commerce area. Accordingly, we focused on developing capabilities and new service offerings to meet the growing opportunities in these new areas. We retrained our workforce to maintain market relevance to meet the demands of our clients in the emerging new economy. During the second half of 2000, following the realization by our clients that Year 2000 disruptions were minimal, we experienced increased demand for our services, which led to stronger revenue growth beginning in the third quarter. Specifically, revenue growth was (1%), 0%, 7% and 11% in the first through fourth quarters of the year over the corresponding quarters in the previous year.

        Our Communications & High Tech market unit achieved revenues before reimbursements of $2,807 million in 2000, an increase of 12% over 1999, primarily due to growth in Europe and Asia, which was partially offset by slower growth in our North American operations because of the Year 2000-related slowdown. Our Financial Services market unit achieved revenues before reimbursements of $2,542 million in 2000, a decrease of 7% from 1999, primarily driven by decreasing levels of business activity in North America as a result of clients focusing on Year 2000 concerns, as well as the effects of an unfavorable interest rate environment and reduced client merger activity. Our Products market unit achieved revenues before reimbursements of $1,891 million in 2000, an increase of 14% over 1999, primarily driven by growth in North America from the Retail and Transportation & Travel Services industry groups, as well as additional growth in the Retail industry group in Europe. Our Resources market unit achieved revenues before reimbursements of $1,661 million in 2000, a decrease of 8% from 1999, primarily as the result of delayed merger activity as several proposed mergers were delayed by regulatory concerns, and the completion of a number of large enterprise resource planning implementation projects before Year 2000. Our Government market unit achieved revenues before reimbursements of $797 million in 2000, an increase of 3% over 1999. The 2000 increase was lower than in 1999, primarily as a result of government clients postponing large implementation projects until Year 2000 concerns were resolved.

Operating Expenses

        Operating expenses in 2000 were $9,454 million, an increase of $406 million, or 4%, over 1999, and remained constant as a percentage of revenues at 82% in 1999 and 2000. In anticipation of slower growth, we formed a special task force in the second half of 1999 to identify cost drivers, raise cost consciousness and reduce non-payroll cost structures, the results of which were reflected in cost savings during 2000. In 2000, we began a training initiative that focused on building electronic commerce skills and knowledge quickly. The advent of electronic commerce also facilitated a move from traditional classroom training toward Web-enabled distributed training that is designed to deliver the same or better-quality training in fewer hours at lower cost. We expect this move toward Web-enabled and other distributed training to continue.

        Cost of Services

        Cost of services was $7,274 million in 2000, an increase of $288 million, or 4%, over 1999, and remained constant as a percentage of revenues at 63% in 1999 and 2000. Cost of services before reimbursable expenses was $5,486 million in 2000, an increase of $30 million, or 1%, over 1999 and a decrease as a percentage of revenues before reimbursements from 57% in 1999 to 56% in 2000. We were able to maintain overall cost of services as a percentage of revenues and revenues before reimbursements at relatively constant levels through periods of slow growth in the first half of 2000, followed by periods of accelerated growth in the second half of 2000.

        Sales and Marketing

        Sales and marketing expense was $883 million in 2000, an increase of $93 million, or 12%, over 1999 and an increase as a percentage of revenues from 7% in 1999 to 8% in 2000. The increase was primarily related to our employees spending larger portions of their time on business- and market-development activities coupled with an increase in advertising to communicate our electronic commerce capabilities to existing and potential clients. The increased business- and market-development activities were directed toward increasing demand for our services and products after the Year 2000 slowdown.

        General and Administrative Costs

        General and administrative costs were $1,296 million in 2000, an increase of $25 million, or 2%, from 1999 and a decrease as a percentage of revenues from 12% in 1999 to 11% in 2000. As signs of slowing demand became apparent in the first half of 2000, we launched initiatives to better manage our general and administrative costs, including controlling facilities, services and support costs. This reduction as a percentage of revenues was due in part to the elimination of temporary duplicate costs incurred in 1999 associated with the transition to us of internal support systems and other functions previously shared with Andersen Worldwide.

Operating Income

        Operating income was $2,086 million in 2000, an increase of $54 million, or 3%, over 1999, and remained constant as a percentage of revenues at 18% in 1999 and 2000. Operating income remained constant as a percentage of revenues before reimbursements at 21% in 1999 and 2000.

Gain on Investments

        Gain on investments totaled $573 million for 2000, compared to a gain of $93 million in 1999. $476 million of gain on investments were related to the sale of a portion of our investment in a marketable security purchased in 1995.

Interest Income

        Interest income was $67 million in 2000, an increase of $7 million, or 12%, over 1999. The increase in interest income in 2000 resulted primarily from an increase in our cash balance, which was generated by the sale of a portion of our investment in a marketable security purchased in 1995.

Other Income (Expense)

        Other income was $51 million in 2000, an increase of $56 million over 1999. This increase was primarily attributable to the recognition of income from vesting of options for services by our representatives on boards of directors of those companies in which we invest, coupled with income resulting from foreign exchange translations.

Equity in Losses of Affiliates

        Equity in losses of affiliates was a loss of $47 million in 2000 compared to a loss of $6 million in 1999, primarily due to a loss of $32 million related to our investment in Avanade.

Provision for Taxes

        Taxes were $243 million in 2000, an increase of $120 million over 1999. This increase was due to increased taxable income in some of our entities that were subject to entity-level tax.

Year Ended August 31, 1999 Compared to Year Ended August 31, 1998

Revenues

        Revenues for 1999 were $11,079 million, an increase of $1,440 million, or 15%, over 1998. Revenues before reimbursements for 1999 were $9,550 million, an increase of $1,335 million, or 16%, over 1998. In local currency terms, revenue before reimbursements grew by 17% over 1998. During the first half of 1999, revenue growth was primarily a result of continued increases in large-scale enterprise business systems solutions implementations, which had also fueled the strong growth in 1998. During the second half of 1999, a portion of the demand for our services moved from large-scale, complex transformation and implementation projects to scalable electronic commerce solutions. In addition, our clients were increasingly focusing on Year 2000 issues, which delayed large-scale implementation projects.

        Our Communications & High Tech market unit achieved revenues before reimbursements of $2,498 million in 1999, an increase of 31% over 1998, primarily due to rapid growth in the communications and electronics and high tech industries which presented new challenges for our clients, thus increasing the demand for our services. The most significant increase was experienced in Europe, which had revenue before reimbursements growth of 60% over 1998, primarily fueled by robust growth in telecommunications outsourcing work. Our Financial Services market unit achieved revenues before reimbursements of $2,736 million in 1999, an increase of 14% over 1998, primarily as a result of strength in Europe offset by information technology spending reductions by several clients in anticipation of Year 2000 concerns. Our Products market unit achieved revenues before reimbursements of $1,664 million in 1999, an increase of 6% over 1998, primarily due to strong growth from the Pharmaceuticals & Medical Products industry group, which was partially offset by slower growth in North America in the second half of the year, particularly due to Year 2000 concerns in the Automotive and Industrial Equipment industry groups. Our Resources market unit achieved revenues before reimbursements of $1,812 million in 1999, an increase of 7% over 1998, primarily as a result of growth in the Utilities industry group, which was partially offset by slowdowns from the Forest Products and Metals & Mining industry groups, as these clients faced challenging economic conditions with depressed oil and base metal prices. Our Government market unit achieved revenues before reimbursements of $777 million in 1999, an increase of 42% over 1999, primarily as the result of strong growth in the global postal marketplace as well as a significant expansion of work undertaken for the United States federal government.

Operating Expenses

        Operating expenses in 1999 were $9,048 million, an increase of $1,191 million, or 15%, over 1998, and remained constant as a percentage of revenues at 82% in 1998 and 1999. In March 1999, as a result of changes occurring in the marketplace and the slowdown in demand for large-scale systems implementation, we implemented cost-saving initiatives that resulted in a cost level consistent with the anticipated lower growth in demand. In addition, due to the increased demand for electronic commerce services and products, we began to retrain client service personnel to be better equipped to meet the change in the nature of services being demanded as the market moved from requirements for enterprise business systems skills to electronic commerce skills.

        Cost of Services

        Cost of services was $6,986 million in 1999, an increase of $861 million, or 14%, over 1998, and a decrease as a percentage of revenues from 64% in 1998 to 63% in 1999. Cost of services before reimbursable expenses was $5,457 million in 1999, an increase of $756 million, or 16%, over 1998 and remained constant as a percentage of revenues before reimbursements at 57% in 1998 and 1999.

        Sales and Marketing

        Sales and marketing expense was $790 million in 1999, an increase of $94 million, or 14%, over 1998, and remained constant as a percentage of revenues at 7% in 1998 and 1999. Included in sales and marketing expense was a comprehensive marketing and identity initiative that we undertook at the beginning of 1999. We launched a new signature trademark and visual identity based on our former name and increased related media efforts. This required the worldwide reissuing of all our communications, marketing and media materials. We also made significant investments in new electronic commerce-related service offerings to establish a leadership position in this emerging market space.

        General and Administrative Costs

        General and administrative costs were $1,271 million in 1999, an increase of $236 million, or 23%, over 1998, and an increase as a percentage of revenues from 11% in 1998 to 12% in 1999. The major driver of this increase was the transition of the provision of internal support services from Andersen Worldwide to us. As a result, we established separate financial systems and support, data and voice networks, and treasury management, credit and partnership accounting functions that were previously handled by Andersen Worldwide. During the transition period, we temporarily incurred duplicate costs for these services from Andersen Worldwide.

Operating Income

        Operating income was $2,032 million in 1999, an increase of $249 million, or 14%, over 1998, and remained constant as a percentage of revenues at 18% in 1998 and 1999. Operating income decreased as a percentage of revenues before reimbursements from 22% in 1998 to 21% in 1999.

Gain on Investments

        Gain on investments totaled $93 million for 1999, primarily related to the sale of a portion of our investment in a marketable security purchased in 1995.

Interest Income

        Interest income was $60 million in 1999. In 1998, Andersen Worldwide managed all interest income and expense activities on behalf of Accenture and Arthur Andersen and the interest cost was allocated on a net basis by a formula based on net assets employed and resulted in no interest income being allocated to Accenture.

Other Income (Expense)

        Other expense was an expense of $5 million in 1999 and an expense of $6 million in 1998.

Equity in Losses of Affiliates

        Equity in losses of affiliates was a loss of $6 million in 1999 compared to a loss of $1 million in 1998.

Provision for Taxes

        Taxes were $123 million in 1999, an increase of $49 million over 1998. This increase was due to increased taxable income in some of our entities that were subject to entity-level tax.

Quarterly Results

        The following tables present unaudited quarterly financial information for each of our last seven fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. As a professional services organization, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show slight increases in our first-quarter revenues as a result of billing rate increases and the addition of new hires. We typically experience minor declines in revenues for the second and fourth quarters because of an increase in vacation and holiday hours in those quarters. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Three months ended
	November 30, 1999	February 29, 2000	May 31, 2000	August 31, 2000	November 30, 2000	February 28, 2001	May 31, 2001
	(in millions)
Revenues:
Revenues before reimbursements	$2,412	$2,272	$2561	$2,507	$2,831	$2,882	$2,953
Reimbursements	364	436	501	487	407	502	566

Revenues	2,776	2,708	3,062	2,994	3,238	3,384	3,519
Operating expenses*
Cost of services:*
Cost of services before reimbursable expenses*	1,356	1,304	1,340	1,487	1,384	1,560	1,566
Reimbursable expenses	364	436	501	487	407	502	566

Cost of services*	1,720	1,740	1,841	1,974	1,791	2,062	2,132
Sales and marketing*	199	222	230	232	202	251	318
General and administrative costs*	318	322	296	360	376	389	365
Reorganization and rebranding costs*	—	—	—	—	30	159	588

Total operating expenses*	2,237	2,284	2,367	2,566	2,399	2,861	3,403

Operating income*	539	424	695	428	839	523	116
Gain (loss) on investments, net	68	200	266	39	218	(30)	(9)
Interest income	14	13	18	22	23	20	17
Interest expense	(7)	(5)	(6)	(6)	(4)	(6)	(16)
Other income (expense)	6	14	12	19	7	17	(3)
Equity in losses of affiliates	(4)	(3)	(2)	(37)	(20)	(21)	(11)

Income (loss) before taxes*	616	643	983	465	1,063	503	94
Provision for taxes	42	71	81	49	53	83	285

Income before cumulative change in accounting*	574	572	902	416	1,010	420	(191)
Cumulative effect of accounting change	—	—	—	—	188	—	—

Partnership income (loss) before partner distributions*	$ 574	$ 572	$ 902	$ 416	$1,198	$ 420	$ (191)

*	Excludes payments for partner distributions.

        Revenues in the second quarter of 2000 were seasonably down from the first quarter, as were fourth-quarter revenues compared to third-quarter revenues. However, the decrease in revenues during the fourth quarter of 2000 was not as pronounced as would normally be the case because of the increase in demand that occurred after Year 2000 concerns proved to be minimal. Similarly, while revenues in the first quarter of 2001 were seasonally up, revenues in the second quarter of 2001 were slightly above the first quarter as strong growth overcame the typical seasonal decline. The increase in revenues in the third quarter of 2001 was seasonably up over the second quarter but less than would be typical due to the strong growth experienced in the second quarter and the beginning of a slowdown in demand experienced in the third quarter.

        Cost of services as a percentage of revenues in the first through fourth quarters of 2000 and the first three quarters of 2001 was 62%, 64%, 60%, 66%, 55%, 61% and 61%, respectively. The decrease in cost of services as a percentage of revenues in the third quarter of 2000 resulted from significantly higher chargeability and a higher number of workdays in the quarter.

        The increase in cost of services as a percentage of revenues in the fourth quarter of 2000 as compared to the prior three quarters resulted from increased vacation time and fewer available workdays in the quarter. In addition, subcontractor, training, legal and other costs were higher than in prior quarters.

        The decrease in cost of services as a percentage of revenues in the first and second quarters of 2001 from the first and second quarters of 2000 resulted from increased chargeability and lower compensation costs resulting from the promotion of 1,286 employees to partner effective September 1, 2000. This lower compensation cost also resulted in lower sales and marketing expense in the first and second quarters of 2001, although in the second quarter of 2001 additional spending on new strategy-development initiatives, particularly in the Communications & High Tech market unit, partially offset these reductions. The increase in cost of services from 55% of revenues in the first quarter of 2001 to 61% in the second quarter of 2001 resulted primarily from lower chargeability levels as we increased headcount to meet increased client service demand. The increase in cost of services as a percentage of revenues in the third quarter of 2001 over the third quarter of 2000 is primarily the result of lower chargeability, partially offset by lower employee compensation costs resulting from the promotion of 1,286 employees to partner effective September 1, 2000.

        In the first quarter of 2001, we also began incurring one-time costs to rebrand our organization as required by the arbitration and other costs related to our transition to a corporate structure. These non-recurring costs totalled $30 million, $159 million and $588 million in the first, second and third quarters of 2001, respectively.

        Our strategy is to limit the growth in general and administrative costs below the growth in revenues through cost-management initiatives.

        Operating income in the second quarter of 2001 was $523 million, a 23% increase over the second quarter of 2000. Excluding one-time rebranding and reorganization costs, operating income would have been $682 million, or a 61% increase over the second quarter of 2000. Partnership income before partner distributions was $420 million in the second quarter of 2001, or a 27% decrease from the second quarter of 2000. Excluding these one-time rebranding and reorganization costs and gains (losses) on investments, partnership income before partner distributions would have been $609 million, or a 64% increase over the second quarter of 2000.

        Operating income in the third quarter of 2001 was $116 million, an 83% decrease from the third quarter of 2000. Excluding one-time rebranding and reorganization costs, operating income would have been $703 million, a 1% increase over the third quarter of 2000. Partnership income before partner distributions was a loss of $191 million in the third quarter of 2001 compared to income of $902 million in the third quarter of 2000. Excluding one-time rebranding and reorganization costs, gains (losses) on investments and a one-time restructuring income tax charge of $222 million in 2001, partnership income before partner distributions would have been $628 million, or a 1% decrease from the third quarter of 2000.

        The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives under SFAS 133.

        We expect to record a substantial net loss in the fiscal quarter ended August 31, 2001, primarily as a result of the net nonrecurring compensation cost of approximately $1,002 million resulting from the grant of restricted share units in connection with the offering.

Liquidity and Capital Resources

        We have historically relied on cash flow from operations, partner capital contributions and bank credit facilities to satisfy our liquidity and capital requirements. However, each year a portion of the partner distributions have been made on a deferred basis, which significantly strengthened our working capital and limited our external borrowings. In the future, we may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and products; or

•	respond to competitive pressures.

        Our balance of cash and cash equivalents was $724 million at May 31, 2001. The balance of cash and cash equivalents was $1,111 million at August 31, 1999 and $1,271 million at August 31, 2000, an increase of $160 million, or 14%, due to increased year-over-year earnings, including earnings from the sale of marketable securities, which was partially offset by increases in distributions to partners, purchases of equity investments and escrow of amounts due pending the final resolution of the arbitration with Andersen Worldwide and Arthur Andersen. In addition, our market units continued to effectively manage the timing of billings to and collections from clients, resulting in a relatively low net investment in the working capital components most directly affected by our client service operations: receivables from clients, unbilled services and deferred revenue.

        Net cash provided by operating activities was $1,994 million for the nine months ended May 31, 2001, an increase of $402 million from the nine months ended May 31, 2000. Net cash used by investing activities was $233 million for the nine months ended May 31, 2001, an increase of $496 million from the nine months ended May 31, 2000, as proceeds from the sale of investments of $422 million were offset by purchases of new investments and by capital expenditures. Net cash used in financing activities was $2,301 million for the nine months ended May 31, 2001, an increase of $673 million from the nine months ended May 31, 2000. This included normal distributions to partners of $1,950 million, repayment of partners’ capital totaling $524 million, and a payment of $314 million to Andersen Worldwide and Arthur Andersen as partial payment of amounts due related to the final resolution of the arbitration, offset in part by a net increase in proceeds from short-term bank borrowings of $360 million. See “Certain Relationships and Related Transactions—Relationship with Andersen Worldwide and Arthur Andersen.”

        Net cash provided by operating activities was $2,131 million for 2000, a decrease of $63 million from 1999. Net cash provided by investing activities was $107 million for 2000, an increase of $337 million over 1999 as proceeds from the sales of investments of $576 million were partially offset by purchases of new investments and by capital expenditures. Net cash used in financing activities was $2,034 million for 2000, an increase of $464 million over 1999 due primarily to an increase in partner distributions and cash transfers into an escrow account pending final resolution of the arbitration. Until August 7, 2000, the date the arbitration award became effective, Andersen Worldwide, as agent for the Accenture and Arthur Andersen member firms, facilitated the cost-sharing provisions of various member firm agreements between the individual Accenture and Arthur Andersen member firms. Amounts due to Andersen Worldwide under these member firm agreements were $233 million, $280 million and $314 million in 1998, 1999 and 2000, respectively.

        The balance of paid-in capital was $352 million at August 31, 1999, $403 million at August 31, 2000, and $0 at May 31, 2001. All paid-in capital was returned to partners as of May 31, 2001.

        Since we have historically deferred the distribution of a portion of our partners’ current-year earnings into the subsequent fiscal year, these earnings have been available for a period of time to meet liquidity and working capital requirements. These distributable earnings, temporarily retained and distributed in the subsequent fiscal year, totaled $896 million, $1,130 million and $1,306 million at August 31, 1999, 2000 and May 31, 2001, respectively. At May 31, 2001, we reclassified the final distributable earnings from the capital accounts to current liabilities. We expect to distribute to our partners any pre-incorporation earnings undistributed as of the date of the consummation of our transition to a corporate structure in one or more installments by December 31, 2001.

        On August 31, 1998, we entered into a $450 million unsecured multi-currency revolving credit facility with a syndicate of banks led by Morgan Guaranty Trust Company of New York for general working capital purposes. The syndicated facility, available through August 31, 2003, provides committed financing and/or letters of credit in the Group of Seven currencies and bid option financing in a number of other currencies. Committed financing is provided at the prime rate or at the London interbank offered rate plus a spread, which varies according to a pricing grid, and is subject to annual commitment fees. At May 31, 2001, we had $338 million in borrowings and $19 million in letters of credit outstanding under the syndicated facility.

        Our syndicated facility requires us to (1) limit liens placed on our assets to (a) liens incurred in the ordinary course of business (subject to certain limitations) and (b) other liens securing aggregate amounts not in excess of 30% of our total assets and (2) maintain a maximum debt to cash flow ratio of one to one. We are in compliance with the terms of this facility. We have amended the syndicated facility and our other credit facilities in connection with our transition to a corporate structure to maintain our existing credit capacity. As a corporation, we expect to have greater access to debt capital markets and may replace or supplement current credit capacity with other sources of debt financing.

        Additionally, on June 22, 2001 we entered into a $420 million unsecured 364-day revolving credit facility with a syndicate of banks led by Bank of America, N.A. for general working capital, capital expenditures and other business purposes. The terms of the Bank of America facility are substantially similar to the terms of the Morgan Guaranty facility.

        We maintain four separate bilateral, uncommitted, unsecured multi-currency revolving credit facilities. As of May 31, 2001, these facilities provided for up to $369 million of local currency financing in countries that cannot readily access our facilities. We also maintain local guaranteed and non-guaranteed lines of credit. As of May 31, 2001, amounts available under these facilities totaled $299 million. At May 31, 2001, we had $190 million outstanding under these various facilities. Interest rate terms on the bilateral revolving facilities and local lines of credit are at market rates prevailing in the relevant local markets.

        Accenture LLP, our United States subsidiary, was also the obligor under a collateral trust note in the principal amount of $18 million, which financed our Northbrook, Illinois, technology campus. The principal amount was payable in varying annual installments through 2007 and was secured by a guarantee from Andersen Worldwide. We prepaid this obligation on May 31, 2001.

        In addition, we have been co-obligors with Arthur Andersen on term debt obligations of approximately $109 million consisting of $75 million of unsecured debt due before the end of May 2002 and a $34 million collateral trust note, secured by Arthur Andersen’s training center in St. Charles, Illinois, due in installments through 2011. Arthur Andersen has made principal and interest payments with respect to these obligations in the past, and we expect them to continue making these payments. Arthur Andersen has agreed with us to prepay the $34 million collateral trust note on or before August 1, 2001, and they have eliminated us as a co-obligor on the $75 million of unsecured debt as of May 31, 2001.

        During 1998, 1999 and 2000, and for the nine months ended May 31, 2001 we incurred $271 million, $305 million, $315 million and $301 million in capital expenditures, respectively, primarily for technology assets, furniture and equipment and leasehold improvements to support our operations. We expect fiscal 2001 capital expenditures for technology assets, furniture and equipment and leasehold improvements for existing and new office space to be in the range of $350 million to $450 million. During November 1999, we formed Accenture Technology Ventures to select, structure and manage a portfolio of equity investments. Accenture has made equity investments of $18 million, $153 million and $215 million during 1999, 2000 and the nine months ended May 31, 2001, respectively. As of May 31, 2001, we had commitments for investments of $67 million. We expect to invest up to $340 million in fiscal 2001. We also received $111 million and $110 million in fiscal 2000 and the nine months ended May 31, 2001, respectively, in equity from our clients as compensation for current and future services. Amounts ultimately realized from these equity securities may be higher or lower than amounts recorded on the measurement dates.

        In limited circumstances, we agree to extend financing to clients. The terms vary by engagement, but generally we contractually link payment for services to the achievement of specified performance milestones. We finance these client obligations primarily with existing working capital and bank financing in the country of origin. As of August 31, 1998, 1999, 2000 and May 31, 2001, $232 million, $232 million, $223 million and $168 million were outstanding for 18, 16, 14 and 14 clients, respectively. These outstanding amounts are included in unbilled services and other non-current assets on our historical balance sheets.

        We do not expect that our transition to a corporate structure will materially change our working capital requirements. Prior to the consummation of our transition to a corporate structure, we deferred the distribution of a substantial portion of our earnings to our partners into the subsequent fiscal year. This deferral enabled us to fund the capital requirements of our business without significant external financing. We expect to replace this deferral through retained earnings which will result from the substantial reduction in partner compensation in our corporate structure. We expect our liquidity needs on a short- and long-term basis to be satisfied by cash flows from operations, increased debt capacity under existing and/or new credit facilities, the net proceeds of the offering and increased financial flexibility that will result from our transition to a corporate structure. We expect to repay approximately $338 million of amounts outstanding under our revolving credit facilities with the net proceeds from the offering. This increase in debt capacity will replace working capital historically funded through the deferral of the distribution of partnership earnings and the contribution of capital by our partners. We are not dependent on the proceeds of the offering to meet normal operating liquidity requirements over the next 12 months. We believe our change to a corporate structure will provide financing flexibility to meet ongoing and future capital resource needs, which include implementing our strategy, driving business initiatives and providing equity for investment and acquisitions.

Market Risk

Foreign Currency Risk

        We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward and option contracts. Principal currencies hedged are the Australian dollar, Canadian dollar, euro currencies, Japanese yen, Norwegian krone, Swedish krona, Swiss franc and British pound. These instruments are generally short-term in nature, with typical maturities of less than one year. From time to time, we enter into forward or option contracts of a longer-term nature.

        For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our hedge portfolio. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of August 31, 1999, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $10 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $24 million. As of August 31, 2000, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the fair value of our financial instruments of $6 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would have almost no effect on the fair value of our financial instruments due to the fact that our long and short forward positions almost completely offset each other. As of May 31, 2001, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $15 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $15 million.

Interest Rate Risk

        During the last three years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks, such as the London interbank offered rate. While we have not entered into any derivative contracts to hedge interest rate risks during this period, we may do so in the future.

        The interest rate risk associated with our borrowing and investing activities at August 31, 2000 and at May 31, 2001 is not material in relation to our combined and consolidated financial position, results of operations or cash flows. We have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments.

Equity Price Risk

        We have marketable equity securities that are subject to market price volatility. The investments are classified as available-for-sale securities and are recorded in the balance sheet at fair value with unrealized gains or losses reported in the accumulated other comprehensive income within partners’ capital. We have not entered into any derivative contracts to hedge the risks associated with the portfolio of equity investments.

        Our investment portfolio also includes warrants in both publicly-traded and privately-held companies. The privately-held investments are inherently risky because the markets for the technologies or products they develop are less established than those of most publicly-traded companies and because we may be unable to liquidate our investments if desired. Beginning September 1, 2000, warrants in publicly-traded companies and certain warrants in privately-held companies are deemed derivatives by SFAS 133. As such, they are recorded in the balance sheet at fair value with unrealized gains or losses recorded in the income statement. The following analysis presents the hypothetical change in the fair value of our marketable equity securities classified as available-for-sale at August 31, 1999 and August 31, 2000, assuming the same hypothetical price fluctuations of plus or minus 10%, 20% and 30%.

	Valuation of investments assuming indicated decrease			August 31, 1999 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities	$211,713	$241,958	$272,202	$302,447	$332,692	$362,936	$393,181

	Valuation of investments assuming indicated decrease			August 31, 2000 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities	$528,016	$603,446	$678,877	$754,308	$829,739	$905,170	$980,600

        The following analysis presents the hypothetical change in the fair value of our marketable equity securities classified as available-for-sale and warrants in privately-held companies deemed to be derivatives by SFAS 133 at May 31, 2001, assuming the same hypothetical price fluctuations of plus or minus 10%, 20% and 30%.

	Valuation of investments assuming indicated decrease			May 31, 2001 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities and Warrants Deemed Derivatives by SFAS 133	$109,770	$125,451	$141,133	$156,814	$172,495	$188,177	$203,858

Recently Issued Accounting Pronouncements

        Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” was adopted as of September 1, 1999. This statement addresses how to distinguish internal-use software from software to be sold, which costs are to be capitalized, when capitalization begins and ends, and guidelines for amortization and evaluating impairments. Under SOP 98-1, general and administrative costs are not capitalized. Adoption of this statement did not have a material effect on our results of operations or financial condition.

        In June 1998, the Financial Accounting Standards Board issued SFAS 133 which, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. We adopted SFAS 133 in the first quarter of 2001, which ended on November 30, 2000. The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, and investment losses of $131 million during the nine months ended May 31, 2001.

        In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which summarizes the Staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. Our revenue recognition principles are consistent with the guidance set forth in SAB 101.

BUSINESS

Overview

        Accenture is the world’s leading provider of management and technology consulting services and solutions. We had approximately $13.1 billion of revenues for the 12 months ended May 31, 2001. We have more than 75,000 employees based in more than 110 offices in 46 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments. We serve 84 of the Fortune Global 100 and more than half of the Fortune Global 500. In total, we have served more than 4,000 clients on nearly 18,000 engagements over the past five fiscal years.

Industry Background

        The global business environment is changing at an accelerating pace, presenting opportunities and challenges for companies around the world. A heightened focus on productivity, increased competition and the commercialization of the Internet and other emerging technologies are among the forces driving this change. To succeed, businesses must identify and respond rapidly to market trends; develop new products, services, skills and capabilities; use technology effectively; and, in some cases, restructure or reinvent themselves. In this dynamic, competitive environment, decisions with respect to technology have become increasingly important and complex. This has created a growing need for professionals with experience in using technology to help drive business strategy.

        In the 1980s and early 1990s, businesses worldwide focused on improving their internal operational efficiency through the use of technology, automating functions such as accounting, human resources management and manufacturing planning. Today, enterprises seek to deploy a more far-reaching set of technological initiatives across business functions, organizations, customers, business partners and suppliers. For example, businesses are increasingly using relationship-management tools and technologies such as data mining, which search large databases to extract relevant information and synthesize data, to gain insight into and improve interactions with customers and alliance partners; virtual research and development to accelerate new product development efforts; business exchanges to manage demand; outsourcing of business functions to transform and efficiently manage business processes; and collaborative software tools to facilitate product design and development among geographically dispersed teams. In addition, technologies such as wireless and broadband promise to fundamentally change the customer experience for businesses and individual customers alike.

        In this environment, information technology services projects are becoming more complex in scale and scope. At the same time, successful implementation of major new enabling technologies has become critical to organizations to achieve growth or improvements in efficiency and productivity. As a result, management and information technology consulting services providers have an increasingly important role in helping business leaders create value. Businesses and governments are increasingly turning to these service providers for access to specialized expertise and services that are either not readily available from internal resources or not in their core competency. The worldwide business consulting and information technology services market, excluding hardware support and processing services, is expected to grow from $284 billion in 2000 to $411 billion in 2003, a compound annual growth rate of 13.2%, according to IDC (International Data Corporation). Key drivers of this market growth are expected to include demand for supply chain management, customer relationship management and Internet services, which IDC has estimated will grow at compound annual rates of 36%, 30% and 38%, respectively, over the next four years.

        Clients increasingly demand that comprehensive solutions to their business challenges be delivered on an accelerated basis because of increasingly complex and competitive market conditions. The management consulting and information technology services providers who will succeed in this environment will be those who undertake the research and development necessary to identify key trends, invest significant human and financial capital in the development of market-ready solutions at the beginning of major industry and technological cycles, and create innovative, cost-effective means to deliver services in a predictable manner. To deliver value to clients, these service providers must continuously develop and expand their expertise in new technologies, maintain a global presence and offer a full range of expertise and services. They must also have access to capital to fund technology research and development and to create market-ready solutions.

Our Solution and Competitive Strengths

        As the world’s leading provider of management and technology consulting services and solutions, we believe that we are well positioned for continued growth in a marketplace characterized by an increasing pace of technological change and complex business challenges. Our approach is to create value for clients through our network of businesses by leveraging our industry knowledge, service offering expertise and insight into and access to emerging technologies. With this comprehensive approach, we are able to move clients forward in every part of their business, from strategic planning to day-to-day operations. This often includes helping clients identify and enter new markets, increase revenues in existing markets and deliver their products and services more effectively and efficiently. We believe that our approach, together with the following competitive strengths, distinguishes us in this marketplace.

•
Seamless Execution on a Global Scale.    We operate globally with one common brand and business model designed to allow us to serve our clients on a consistent basis around the world. We believe that our global network of more than 75,000 employees in 46 countries provides us with a significant advantage in developing and delivering solutions to the most complex strategic, technological and operational opportunities and challenges that our clients face. Our consulting professionals around the world share skills, insight, knowledge of local markets and service line expertise, and receive a common base of extensive training to ensure the same high-quality services and solutions for clients globally.

•
Deep Industry Expertise.    We have developed specialized expertise and experience in the 18 industry groups in which our professionals work. Our industry focus enables our professionals to provide services with a thorough understanding of industry evolution, business issues and applicable technologies, and ultimately to deliver solutions tailored to each client’s industry.

•
Broad and Evolving Service Offerings.    We offer our clients what we believe is the broadest and deepest service offering expertise in the industry. Our eight service lines, which span the global market units, are Strategy & Business Architecture, Finance & Performance Management, Human Performance, Customer Relationship Management, Supply Chain Management, Solutions Engineering, Technology Research & Innovation, and Solutions Operations. More than 8,000 Accenture professionals are dedicated full time to a specific service line, helping to develop knowledge, assets and innovative solutions for clients across all of the industries we serve. These subject matter experts complement the more than 57,000 professionals working within our global market units who apply their knowledge of a specific service line to clients within an industry group.

•
Enduring Relationships with the World’s Leading Corporations and Governments.    We work with chief executive officers and other senior management at many of the world’s largest and most successful organizations, including the top companies in virtually every industry sector, and governments worldwide. We serve 84 of the Fortune Global 100 and more than half of the Fortune Global 500. Our partners and senior executives are responsible for both winning client engagements and delivering service to clients, ensuring continuity between what we promise to our clients and what we deliver. We believe that our commitment to client satisfaction serves to strengthen and extend our relationships. For example, more than 80% of our top 100 clients in fiscal year 2000, ranked by revenues before reimbursements, have been our clients for each of the last five years, and more than 50% have been clients for at least 10 years. Our clients typically retain us on a non-exclusive basis.

•
Technology Innovation and Implementation.    Technology is part of our heritage and is fundamental to our service offerings. We are a leader in the development and implementation of technology-based business solutions that create value for our clients. In addition, our innovative tools, methodologies, software and other intellectual property enhance our ability to deploy technical solutions, particularly across large-scale, global platforms.

•
Distinctive People and Culture.    Our most important asset is our people. We are deeply committed to the long-term development of our employees, whom we recruit from universities and industry. Each professional receives extensive and focused technical and managerial skills development training throughout his or her career with us, including 750 hours of training for our entry-level professionals in their first five years. In fiscal year 2000, we spent $580 million, or nearly 5% of our revenues, on training and development. We seek to reinforce our employees’ commitment to our clients, culture and values through a comprehensive performance review system and a competitive compensation philosophy that reward individual performance and teamwork. In addition, in connection with the offering, we intend to grant equity awards to our employees in order to promote employee ownership of our company and improve retention. After the offering, we will preserve the management practices, including the continued use of the “partner” title, that reinforce our partnership culture and the collaboration, motivation, alignment of interests and sense of ownership and reward that our partnership culture has sustained.

•
Proven, Tenured and Highly Motivated Management Team.    Our more than 2,400 partners manage our day-to-day activities and client relationships and have an average of 14 years of experience with us. In addition to establishing and supporting enduring client relationships, our partners focus on mentoring our professionals at all levels to develop the next generation of firm leadership. None of our partners will be selling shares in the offering and, immediately following the offering, our partners will own approximately 82% of the equity in our business, or 80% if the underwriters exercise their overallotment option in full.

•
Highly Diversified Business by Industry, Geography and Technology.    Our global business is highly diverse. We operate across virtually every industry and geography, delivering a wide range of business and technology solutions and services to address the strategic and functional business challenges that organizations face. As a result, we can deploy our professionals anywhere in the world in response to evolving marketplace opportunities or challenges. Not only does our diversification enable us to take advantage of changing business, technological and economic conditions worldwide, it also allows us to manage through geographic and industry market cycles.

•
History of Staying Ahead of Industry Trends.    Throughout our history, we have reinvented ourselves to capitalize on evolving management trends and technologies for the benefit of our clients. We pioneered systems integration and business integration; we led the deployment of enterprise resource planning, customer relationship management and electronic services; and we have established ourselves as a leader in today’s marketplace. We constantly adapt our service offerings in anticipation of future industry trends.

Our Strategy for Growth

        We strive to be a global “market maker, architect and builder of the new marketplace, developing innovations to improve the way the world works and lives.” We intend to help create new markets, design new business models, and deliver business and technology solutions that provide value to our clients. We believe that our network of businesses approach provides us with a fundamental advantage in executing our strategic plans. Our global market units and service lines develop offerings and provide expertise to clients. Our affiliates, alliances and venture capital portfolio companies provide us with insight into and access to emerging business models, products and technologies, enhancing the ability of our global market units and service lines to deliver value to clients.

        To serve our clients and grow our business, we aggressively pursue the following strategic imperatives:

•
Deliver “Value@Speed” for Our Clients.    Successful client relationships depend on our ability to help clients quickly deliver more value to their customers and shareholders. We have implemented a global initiative, called Value@Speed, to help clients accelerate development of top- and bottom-line growth. Through this initiative we develop proprietary offerings aimed at creating value within specific industries. We do this by developing an in-depth understanding of how the industries are structured and operate, key trends within the industries and how companies are affected by these trends, and how companies can create or destroy value. Our strategy is to work closely with client executives to implement value-generating solutions that contribute to superior financial performance and enhance productivity on an accelerated basis.

•
Accelerate and Ride the “Waves of Change.”    Industry today is characterized by ongoing waves of technological and business change that present our clients with significant value-creation opportunities. We leverage our network of businesses to help organizations apply business and technology solutions that create value by realizing the opportunities presented by these waves of change. We believe that our significant scale and access to capital will enable us to continue to make the investments in research and development, tools and methodologies and intellectual property necessary to anticipate these waves and rapidly develop and deliver business and technology solutions based on them.

•
Create Asset-Based Solutions to Drive Superior Results.    To deliver value to our clients more quickly, we create assets, such as software and business architectures and methodologies for business processes, that enable us to rapidly implement market-ready solutions for our clients. One example is the 24-hour online multi-channel transaction processing software asset we developed for the banking industry, which has been installed in 89 financial institutions in 16 countries. We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed more than 600 patent applications in the United States and other jurisdictions in the last two years and have received more than 40 United States patents.

•
Leverage Our Expertise in Transformational Outsourcing.    We are helping our clients create value by leveraging information technology to reinvent and transform fundamental business operations. Using our knowledge of consulting, business process infrastructure and applications outsourcing, we believe we are well positioned to develop and implement new business models and operate critical business functions for clients around the world. We refer to the creation of new and innovative ways to manage and operate business functions in a manner that helps refocus the cost base around the business’ strategic goals as transformational outsourcing. We pursue transformational outsourcing opportunities, which require a combination of consulting and outsourcing skills. Our strategy is to leverage our industry expertise and technology and business process skills to help clients discover and create new business models and, in many cases, transform entire business functions.

•
Aggressively Grow in Attractive Geographic Markets.    Demand for the services we provide is growing rapidly in both established and emerging economies, such as parts of Asia and Latin America. We have offices in 46 countries around the world and, while we are a leader in the majority of markets in which we operate, we believe there are significant opportunities for us to grow in multiple geographies, including by way of investment. Given the fragmented nature of the worldwide business consulting and information technology services market, and based on our market knowledge of the markets in each of the 46 countries in which we operate, we believe there is room for us to increase our market share on a global basis.

•
Foster a Great Place to Work.    We derive our success from the ability of our professionals to help our clients succeed in today’s complex business environment. Our ability to hire, train, develop and retain our professionals is critical to our enterprise. To attract and retain these professionals, we have a “great place to work” program, which includes performance metrics to hold our leadership accountable for employee satisfaction and retention. In an early initiative in this program, we promoted 1,286 new partners in September 2000 to further incentivize our professionals at an earlier stage in their careers with us. Our goal is to create an environment in which we can:

•	develop inspiring leaders;

•	cultivate a diverse workforce;

•	create interesting work;

•	provide continuous learning;

•	support flexible workstyles; and

•	provide competitive rewards.

The marketplace for high-caliber consulting professionals has become very competitive in many parts of the world, and we are committed to providing attractive current compensation and significant long-term incentives for our employees.

•
Enhance Our Operational Efficiency.    As experts in operational efficiency, we plan to provide value to our clients as well as our shareholders by maintaining our organization as a cost-effective, technology-enabled company with strong financial discipline. This includes continuous improvement in our client delivery capabilities and cost structure. We intend to continue to electronically enable our own business processes in areas such as human resources, training, recruiting, performance management and finance and operations management. Our continued focus on efficiency is intended to optimize the performance of our organization as we increase our scale and scope.

Management and Technology Consulting Services and Solutions

        Our management and technology consulting services and solutions business is structured around five global market units, which together comprise 18 industry groups. Eight service lines support the global market units and provide access to the full spectrum of business and information technology solutions. Client engagement teams typically consist of industry experts, service line specialists and consultants with local market knowledge. Our client teams are complemented by our solution centers, which allow us to capture replicable components of methodologies and technologies and use these to create tailored solutions for our clients quickly and cost-effectively.

Global Market Units

        The following table shows the organization of our five global market units and 18 industry groups.

Global Market Units

Communications & High Tech	Financial Services	Products	Resources	Government

Industry Groups	Industry Groups	Industry Groups	Industry Groups	Industry Groups

• Communications • Electronics & High Tech • Media & Entertainment	• Banking • Health Services • Insurance	• Automotive • Consumer Goods & Services • Industrial Equipment • Pharmaceuticals & Medical Products • Retail • Transportation & Travel Services	• Chemicals • Energy • Forest Products • Metals & Mining • Utilities	• Government

Communications & High Tech

        We are a leading provider of management and technology consulting services and solutions to the communications, high technology and media and entertainment industries. We offer services that help our clients stay ahead of major technology and industry trends, including the proliferation of wireless devices, next-generation networks, digital content services, Web-enabled platforms and the industry restructuring brought about by the convergence of these technologies. In addition, we have established mobile commerce labs in Europe and the United States. At these research and development facilities we explore how new mobile technologies, such as wireless, can be integrated with existing legacy and Internet systems and applied in new and innovative ways.

        The table below sets forth information about our Communications & High Tech global market unit, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this global market unit:

Communications & High Tech

	Year ended August 31, 2000	Nine months ended May 31, 2001
Revenues before reimbursements (in millions):	$2,807	$2,482
Percent of revenues before reimbursements:	29%	29%
Number of employees as of May 31, 2001:

16,503

Clients
•  AT&T Corp.
•  BellSouth Corporation
•  Cable & Wireless PLC
•  Compaq Computer Corporation
•  Deutsche Telekom AG
•  Electronic Arts
•  France Telecom
•  Infostrada S.p.A.
•  LM Ericsson AB
•  Microsoft Corporation

•  Nokia Corporation
•  Nortel Networks Corporation
•  Sony Corporation
•  Sprint Corporation
•  Sun Microsystems, Inc.
•  Telecom Argentina
•  Telecom Italia S.p.A.
•  Telenor AS
•  Texas Instruments, Incorporated
•  Verizon Communications

        Our Communications & High Tech global market unit comprises the following industry groups:

•
Communications.    Our Communications industry group serves many of the world’s leading wireline, wireless, cable and satellite communications companies. In fiscal year 2000, we served 19 of the 21 telecommunications companies in the Fortune Global 500. We provide a wide range of services designed to help our communications clients increase margins and market share, improve customer retention, increase revenues, reduce overall costs and accelerate sales cycles. For instance, communications companies have extremely complex billing systems, and we believe that our industry knowledge and experience have made us the industry leader in developing, implementing and operating billing systems tailored to our communications clients’ needs. We have expertise in next-generation networks, as demonstrated by our numerous patent applications in areas such as high-speed networks, system architectures and bandwidth trading. Over the last decade, we have worked with many of the world’s leading communications companies on a number of strategic, operational and systems consulting projects. For example, since 1998 we have been managing many of BellSouth’s applications as part of one of the largest information technology outsourcing arrangements in the telecommunications industry.

•
Electronics & High Tech.    Our Electronics & High Tech industry group serves the aerospace, defense, electronics, high technology and network communications industries. In fiscal year 2000, we worked with 37 of the 47 aerospace, computer services and software, computer, office equipment, electronics, electrical equipment, network communications, scientific, photo and control equipment companies in the Fortune Global 500. This industry group provides services in such areas as electronic commerce and strategy and supply chain management. For instance, we helped Sharp build a Web-based system that enables the company’s large network of office-products dealers and corporate customers to configure and purchase products online, ultimately improving order accuracy and reducing order cycle time. By providing up-to-the-second order information, the new system enables Sharp’s customers to track the status of their orders online, greatly reducing costly telephone inquiries. We also helped Dell Computer upgrade its already world-class manufacturing infrastructure as part of an accelerated supply-chain solution. A key element was a rigorous process-reengineering program that enables Dell to keep no more than a few hours of inventory of parts and supplies on hand, substantially reducing inventory and carrying costs at its manufacturing facilities.

•
Media & Entertainment.    Our Media & Entertainment industry group serves entertainment, print and publishing companies, as well as innovative new ventures and Internet companies. In fiscal year 2000, we worked with five of the nine entertainment, printing and publishing companies in the Fortune Global 500. Our Media & Entertainment industry group provides an array of services ranging from customer relationship management to digital content infrastructure. For instance, we have helped several media and entertainment clients design and build electronic business solutions. We worked with Electronic Arts to design and develop their advanced gaming portal, EA.com. Additionally, we have helped our media and entertainment clients use digital content services and exploit mobile and broadband commerce. For example, we played a central role in the launch of Qpass, a start-up backed by Accenture Technology Ventures that provides an end-to-end commerce infrastructure for processing transactions across the Internet, wireless and broadband platforms.

Financial Services

        Our Financial Services global market unit focuses on the growth opportunities being created by sophisticated customer relationship management, increased consolidation, business-to-business exchanges, mobile commerce and the electronic enabling of front and back offices of financial, health care and insurance services companies.

        The table below sets forth information about our Financial Services global market unit, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this global market unit:

Financial Services

	Year ended August 31, 2000	Nine months ended May 31, 2001	Number of employees as of May 31, 2001:
Revenues before reimbursements (in millions):	$2,542	$2,230
Percent of revenues before reimbursements:	26%	26%	15,108

Clients
• Allianz • Allstate Insurance Company • AMP Limited • AXA Group • Banco Bilbao Vizcaya Argentaria • Barclays Bank plc. • BSCH • Clearstream International • Credit Suisse Group • Deutsche Bank AG
•  Dresdner Bank Group
•  E*TRADE
•  The Goldman Sachs Group, Inc.
•  J. P. Morgan Chase & Co.
•  Lloyds TSB
•  London Stock Exchange
•  UnitedHealth Group
•  Visa USA
•  Washington Mutual, Inc.
•  Zurich Financial Services

        Our Financial Services global market unit comprises the following industry groups:

•
Banking.    In fiscal year 2000, our Banking industry group worked with 49 of the 75 commercial and savings banks, diversified financials and securities companies in the Fortune Global 500. We also work with a variety of new entrants and innovators, such as on-line banks and brokerages. We help these organizations develop and execute strategies to target, acquire and retain customers more effectively, expand product and service offerings, and leverage new technologies and distribution channels. For example, we helped E*TRADE define and implement its customer relationship management strategy, which included developing the technology infrastructure and business processes required to generate customer insights. As a result, E*TRADE is able to develop targeted marketing campaigns and strengthen its customer relationships. We consulted with Visa USA, one of the world’s largest consumer payment systems, as it modernized its core infrastructure, which supports clearing, settlement and authorization transactions between member banks and merchants. This solution, called Visa Direct Exchange, allows transactions to be processed over a single, flexible, reliable and secure network and messaging architecture. This capability gives Visa USA the flexibility to grow its business to support more than 40 billion transactions annually, with peak capabilities of 10,000 transactions per second.

•
Health Services.    Our Health Services industry group serves integrated healthcare providers, health insurers, managed care organizations, biotech and life sciences companies and policy-making authorities. In fiscal year 2000, our Health Services industry group served five of the seven health care companies in the Fortune Global 500. We are helping our clients in the health plan and health insurance area in North America accelerate their business by connecting consumers, physicians and other stakeholders through electronic commerce. For example, we helped Highmark Blue Cross Blue Shield develop and execute an electronic consumer health management strategy, including separate portals for consumers, providers, groups and agents. In Europe, we are helping create new connections between governments, physicians and insurers.

•
Insurance.    Our Insurance industry group helps property and casualty insurers, life insurers, reinsurance firms and insurance brokers improve business processes, develop Internet insurance businesses and improve the quality and consistency of risk selection decisions. In fiscal year 2000, we served 25 of the 53 insurance companies in the Fortune Global 500. For example, we have been helping Pacific Life design and implement an innovative service capability for its agent network. Components of the solution include automated document management and workflow and a knowledge management application. These components, coupled with a new technology infrastructure, are designed to enable Pacific Life to continue its high-end product and services strategy while enhancing the capabilities of its employees to service Pacific Life’s multiple distribution systems and complex product suite. We also help insurers take advantage of the opportunities provided by convergence within the financial services industry. For instance, we helped AMP, one of Australia’s leading insurance and investment institutions, create a direct bank within just eight months of AMP’s decision to proceed. In conjunction with AMP staff, we designed and delivered a solution that supports secured and unsecured lending, deposit-taking and credit cards. In addition, our Insurance industry group has also developed a claims management capability that enables insurers to provide better customer service while optimizing claims costs.

Products

        Our Products global market unit comprises six industry groups: Automotive, Consumer Goods & Services, Industrial Equipment, Pharmaceuticals & Medical Products, Retail, and Transportation & Travel Services.

        The table below sets forth information about our Products global market unit, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this global market unit:

Products

	Year ended August 31, 2000	Nine months ended May 31, 2001
Revenues before reimbursements (in millions):	$1,891	$1,708
Percent of revenues before reimbursements:	19%	20%
Number of employees as of May 31, 2001:

10,347

Clients
• Adecco SA • AstraZeneca • Auchan • Best Buy • British American Tobacco • Carrefour • Daimler Chrysler • Exel • Fiat S.p.A. • Ford Motor Company
•  GlaxoSmithKline
•  JCPenney Company, Inc.
•  Johnson & Johnson
•  Marriott International, Inc.
•  Retek, Inc
•  Ryder System Inc.
•  Takeda Chemical Industries, Ltd.
•  Toys “R” Us, Inc.
•  United Parcel Service, Inc.
•  Volvo

•
Automotive.    Our Automotive industry group works with auto manufacturers, suppliers, dealers, retailers and service providers. In fiscal year 2000, we served 15 of the 25 motor vehicles and parts companies in the Fortune Global 500. Our automotive industry professionals work with our clients to develop and implement solutions focused on customer service and retention, channel strategy and management, branding, buyer-driven business models, cost reduction, customer relationship management and integrated supplier partnerships. For instance, we helped Ford Motor Company design, build and manage a Web-based eLearning solution to deliver technical education to the company’s suppliers. Designed and built in 14 weeks, the netsourced solution allows suppliers’ employees to register for, purchase and complete courses and to take tests to demonstrate competency in a specific subject area. By delivering training directly to employees’ desktops, the system gives participants the flexibility to learn on their own time.

•
Consumer Goods & Services.    Our Consumer Goods & Services industry group helps food, beverage, tobacco, household products, cosmetics and apparel companies move beyond incremental cost cutting and establish bolder innovation and growth agendas. In fiscal year 2000, we worked with 12 of the 21 beverage, food, soap, cosmetics and tobacco companies in the Fortune Global 500. This industry group adds value to companies through innovative service offerings that address, among other things, new ways of reaching the retail trade and consumers through precision consumer marketing, maximizing brand synergies and cost reductions in mergers and acquisitions, and improving supply chain efficiencies through collaborative commerce business models. For example, we are working with CPGmarket.com, a Europe-based global business-to-business marketplace that includes 30 leading packaged goods companies. We have helped CPGmarket.com with business planning and building an information technology infrastructure that enables member companies to access the exchange’s services. We also provide management consulting services to North America-based Transora, which was established by more than 50 of the world’s largest consumer packaged goods manufacturers to develop a global electronic marketplace for the industry. In addition, we are a preferred integrator to help companies across the consumer products supply chain adopt, integrate and use Transora’s services. We also helped Earthgrains, a $2.6 billion bakery and refrigerated dough manufacturer, reduce costs by developing an Internet-based procurement process and system that enables the company to leverage the collective purchasing power of its operations in 32 states.

•
Industrial Equipment.    Our Industrial Equipment industry group serves the industrial and electrical equipment, construction, consumer durable and heavy equipment industries. In fiscal year 2000, we served six of the 12 building materials, glass, and industrial and farm equipment companies in the Fortune Global 500. We help our clients increase operating and supply chain efficiency by improving processes and leveraging technology. For example, we implemented a sophisticated enterprise-wide technology solution for Komatsu to help the company significantly increase the efficiency of its back- and front-office functions in the United States. We also work with clients to generate value from strategic mergers and acquisitions. For instance, as part of the merger of BTR and Siebe to create Invensys, an automation and controls company, we helped manage the integration of more than 200 workstreams covering human resources, finance, procurement and supply chain management. Our Industrial Equipment industry group also develops and deploys innovative solutions in the area of channel management, collaborative product design, remote field maintenance, enterprise application integration and outsourcing.

•
Pharmaceuticals & Medical Products.    Our Pharmaceuticals & Medical Products industry group serves pharmaceuticals, biotechnology, medical products and other industry-related companies. In fiscal year 2000, we served all 14 of the pharmaceuticals companies in the Fortune Global 500. With knowledge in discovery, development, manufacturing, supply chain, and sales and marketing issues, we help companies identify and exploit opportunities for value creation, such as reducing the time it takes to develop and deliver new drugs to market through process improvements and implementation of technology. For example, we helped Glaxo Wellcome (now GlaxoSmithKline) significantly increase their clinical trial capacity while reducing their cycle time, and we helped the Medicines Control Agency in the United Kingdom use electronic commerce technologies to improve their efficiency in submitting and processing regulatory applications. In addition, we worked with Takeda Pharmaceuticals America to help the company build a comprehensive set of business capabilities, including product development, supply chain management, and sales and marketing. Our Pharmaceuticals & Medical Products industry group also helps clients integrate new discovery technologies, realize the potential of genomics and biotechnology, become more patient-centric, and create new business models that deliver medical breakthroughs more rapidly.

•
Retail.    Our Retail industry group serves a wide spectrum of retailers ranging from convenience stores to destination stores, including supermarkets, specialty premium retailers and large mass-merchandise discounters. In fiscal year 2000, we served 21 of the 52 food and drug stores, general merchandisers and specialty retailers, as well as four of the trading companies, in the Fortune Global 500. Our Retail industry group professionals work with clients to improve operational performance, increase advertising and merchandising effectiveness, and enhance supply chain and customer relationship management capabilities. For example, Best Buy engaged us for a two-year program, called Process to Profits, designed to drive shareholder value and enhance the retailer’s capabilities through improved assortment planning, pricing, inventory management, product sourcing and advertising effectiveness. The program’s success led Best Buy to publicly credit Accenture with playing a strong role in the company’s return to profitability. More recently, we entered into a long-term contract with J Sainsbury PLC to assist the company with a full-scale transformation of its business and technology to improve its customers’ shopping experiences.

•
Transportation & Travel Services.    Our Transportation & Travel Services industry group serves clients in the airline, freight transportation, third-party logistics, hospitality, gaming, car rental, passenger rail and travel distribution industries. In fiscal year 2000, we served 14 of the 25 airline, railroad, mail, package, and freight delivery companies and postal services in the Fortune Global 500. We help clients develop and implement strategies and solutions to improve customer relationship management capabilities, operate more-efficient networks, integrate supply chains, develop procurement and electronic business marketplace strategies and more effectively manage maintenance, repair and overhaul processes and expenses. We recently helped Finnish Rail, the largest transportation company in Finland, reduce costs and improve customer service by creating an advanced ticketing sales system that integrates multiple sales channels and streamlines processes for ticket sales, railway station back-offices and corporate headquarters. Our industry experience and knowledge drive innovation, and we often leverage our intellectual property to develop effective solutions for multiple clients. For instance, while working for Northwest Airlines in the early 1990s we recognized an industry-wide need for a revenue accounting and billing system and developed a comprehensive solution to address the unique needs of the airline industry. That solution, which was later expanded to include distribution and reservation system services, is operated by Navitaire Inc., an Accenture affiliate, which today serves more than 50 airlines worldwide.

Resources

        Our Resources global market unit serves the energy, chemicals, utilities, metals, mining, forest products and related industries. With market conditions creating incentives for major investment by energy companies, deregulation fundamentally reforming the utilities industry, major globalization and strategy shifts in the chemicals industry and an increasing focus on supply chain management, we are working with clients to create innovative solutions that are designed to help them differentiate themselves in the marketplace and gain competitive advantage.

        The table below sets forth information about our Resources global market unit, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this global market unit:

Resources

	Year ended August 31, 2000	Nine months ended May 31, 2001
Revenues before reimbursements (in millions):	$1,661	$1,457
Percent of revenues before reimbursements:	17%	17%
Number of employees as of May 31, 2001:

10,713

Clients
• Ameren Corporation • BP • Centrica plc • Conoco Inc. • The Dow Chemical Company • E.I. du Pont de Nemours and Company • EDF • Electrabel • Eni • Entergy Corporation
•  Equilon Enterprises LLC
•  Exelon Corporation
•  Exxon Mobil Corporation
•  Grupo Endesa
•  Halliburton Company
•  Royal Dutch/Shell Group of Companies
•  RWE AG
•  Seeboard PLC
•  Sithe Energies, Inc.
•  Tosco Corporation

        Our Resources global market unit comprises the following industry groups:

•
Chemicals.    Our Chemicals industry group serves 51 of the world’s 100 largest chemicals companies, including all of the 10 largest companies. In fiscal year 2000 we worked with nine of the 11 chemicals companies, as well as several of the petroleum refining companies, in the Fortune Global 500. This industry group has significant resources in Europe, Asia, Japan and the Americas and works with a wide cross-section of industry segments, including specialty chemicals, industrial chemicals, polymers and plastics, gases and life science companies. We also have long-term operations contracts with many of the industry leaders, including Dow and DuPont. For instance, our innovative outsourcing arrangement with Dow Chemical for information technology application development is designed to improve significantly Dow’s return on its information technology investment. We have also worked closely with many chemical industry electronic marketplaces and start-ups, including ChemConnect, one of the world’s largest Internet chemicals exchanges.

•
Energy.    Our Energy industry group serves a wide range of companies in the oil and gas industry, including upstream, downstream and oil services companies. In fiscal year 2000, we served 22 of the 33 energy and petroleum refining companies in the Fortune Global 500. Our clients include BP, Shell, Halliburton, Enron and Exxon Mobil, among others. We help clients create cross-industry synergies and operational efficiencies through our multi-client outsourcing centers, forge alliances to advance integrated industry solutions, build new markets in Asia, establish electronic procurement exchanges, build and enhance trading and risk management operations, and exploit new business technologies.

•
Forest Products.    In fiscal year 2000, we served four of the six forest and paper products companies in the Fortune Global 500. The Forest Products industry group helps our clients in the pulp and paper business achieve improvements in business performance from the individual mill level throughout the value chain. We also help our Forest Products clients use electronic commerce and the Internet to drive incremental value.

•
Metals & Mining.    Our Metals & Mining industry group serves metals industry clients located in the world’s key mining regions, including North America, Latin America, South Africa, Australia and South East Asia. In fiscal year 2000, we served seven of the 18 metals, metal products, mining and crude-oil production companies in the Fortune Global 500. The Metals & Mining industry group works with clients in areas such as electronic commerce, including procurement, supply-chain management and customer service. For example, we are providing a wide range of strategy, process and technology support for MetalSite, a North America-based marketplace, including the creation and launch of its site in Japan. In addition, we are working with Quadrem to design, build and support an electronic marketplace founded by 20 of the world’s largest mining, metals and mineral companies.

•
Utilities.    Our Utilities industry group works with electric, gas and water utilities around the world to respond to an evolving and highly competitive marketplace. In fiscal year 2000, we served 12 of the 17 gas and electric utilities, as well as several of the energy companies, in the Fortune Global 500. Our work includes helping utilities transform themselves from state-owned, regulated local entities to global deregulated corporations, as well as developing diverse products and service offerings to help our clients deliver higher levels of convenience and service to their customers. These offerings include trading and risk management, supply chain optimization and customer relationship management. We are also working with new electricity power exchanges, including ASMAE (Brazilian Power Exchange), PJM Interconnection and ERCOT (the Electric Reliability Council of Texas), to bring producers together with the goal of improving service to consumers and reducing rates.

Government

        As the world’s largest employers, governments face the challenge of improving the efficiency of their service delivery by creating new citizen-centric business models that harness the power of new technologies. Our Government global market unit works with government agencies in 21 countries, helping them transform to meet the demands of citizens and businesses. We typically work with defense, revenue, human services, justice, postal, education and electoral authorities, whose budgets typically account for a substantial majority of a country’s overall government expenditures.

        The table below sets forth information about our Government global market unit, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this global market unit:

Government

	Year ended August 31, 2000	Nine months ended May 31, 2001
Revenues before reimbursements (in millions):	$797	$728
Percent of revenues before reimbursements:	8%	8%
Number of employees as of May 31, 2001:

4,851

Clients
•  Canada Post Corporation
•  Centrelink, Australia
•  City of Boston
•  Direccão-Geral das Contribuições e Impostos
•  District of Columbia Office of Taxation and Revenue
•  Government of Ontario, Ministry of Community and Social Services
•  Independent Electoral Commission, South Africa
•  Kanto Gakuen, Japan
•  Ministère Des Finances, France
•  National Diet Library, Japan
•  National Treasury, South Africa

•  New Mexico Department of Human
Services
•  Tennessee Department of
Human Services
•  United Kingdom Inland Revenue
•  U.S. Defense Logistics Agency
•  U.S. Department of Commerce
•  U.S. Department of Education, Office of Student Financial Assistance
•  U.S. Department of Housing and Urban Development
•  U.S. Department of the Interior, Minerals Management Service
•  U.S. Postal Service

        Our Government clients typically are national, provincial or state-level government organizations, and to a lesser extent, cities and other forms of local government. We have a significant presence in the U.S. federal marketplace, including strong relationships with the U.S. Department of Education Office of Student Financial Assistance, U.S. Department of Housing and Urban Development, U.S. Defense Logistics Agency and U.S. Department of Commerce. We advise on, implement and in some cases operate government services, enabling our clients to use their resources more efficiently and to deliver citizen-centric services. For instance, we have worked with the United Kingdom Inland Revenue to design, build and run one of the world’s largest information technology systems, maintaining national insurance records on 60 million citizens. In Canada, we operate software systems and provide application development, management and support services to Canada Post Corporation under a long-term contract, helping them process more than 9 billion pieces of mail each year.

        We are also working with clients ranging from the Ministère des Finances in France to the Human Services Department in New Mexico to transform their back-office operations, build Web interfaces and enable services to be delivered over the Internet. In addition, many government agencies are moving beyond information-only Web sites to full-service Internet portals that offer a single entry point for citizens and businesses to access integrated services and information. We have developed and implemented portal strategies for numerous federal, state and local governments, including the Australian Taxation Office and the State of North Carolina, which was recognized as “Best of the Web” by Government Technology. Additionally, we use the Internet and other new technologies to help defense agencies manage their supply chains and improve procurement processes.

Service Lines

        Through our eight services lines we develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries. In addition to the more than 57,000 professionals who specialize in a service line within a particular industry group, we have more than 8,000 professionals dedicated full-time to our service lines. Each of these professionals focuses exclusively on one service line, helping develop knowledge, assets and innovative solutions for clients across all of our industry groups. We use our service line expertise to incubate and develop new, scalable service offerings to meet the evolving needs of our clients.

Strategy & Business Architecture

        Companies in every industry and geography, whether they are start-ups or established businesses, seek advice and support on issues related to achieving and maintaining a competitive advantage. The professionals within our Strategy & Business Architecture service line, many of whom we recruit from top business schools and recognized strategy consulting firms, work with individuals at the highest levels of our clients’ organizations on their most critical strategy and information technology issues. To help clients unlock new sources of value, we provide a wide array of strategic planning and design services and advise clients on significant decisions relating to corporate governance, alliances, mergers and acquisitions and other transformational decisions. In addition, our professionals analyze current and emerging market trends to help clients identify new business opportunities.

        A key strength is our ability to integrate strategic thought leadership and innovative concepts with process, industry and technology expertise. Unlike strategy consulting firms that provide advice but often do not deliver and execute a solution, we develop and implement practical solutions that leverage the knowledge, best practices and experience that we have gained from working on complex engagements for our clients in our 18 different industry groups.

Customer Relationship Management

        Maintaining strong relationships with customers is an essential component of creating sustainable top-line growth. Professionals in our Customer Relationship Management service line help companies increase the value of their customer relationships and enhance the economic value of their brands to acquire new customers and retain existing ones. We offer a full range of capabilities that have positioned us as a pioneer in the reinvention of marketing and customer relationship management. These include proprietary approaches to improving the return on marketing investments, innovative methods for uncovering insight into customers’ purchasing preferences and habits and tailoring products and services based on that insight, and sophisticated techniques for integrating information so that it is available to the customer at any point of interaction. Together with our alliance partners, we bring in-depth skills to our clients, helping them create superior customer experiences and enhance the value of their customer relationships. For example, we are working with Seisint (formerly known as eData) to develop solutions that use Seisint’s technology to quickly and effectively unlock information from available customer and business data.

Supply Chain Management

        We help clients gain a competitive advantage by optimizing their supply chains and building networks to facilitate collaboration with suppliers and business partners. Professionals in our Supply Chain Management service line are dedicated to inventing new approaches to solve supply chain problems across a broad range of industries. This includes designing more-efficient procurement processes, optimizing product planning, strengthening supplier relationships, and streamlining product development cycles.

        In addition, our Supply Chain Management service line uses its expertise in areas such as strategic sourcing, manufacturing strategy and operations, and logistics to provide strategic advice and technology solutions that leverage the Web for procurement, fulfillment and product design. For instance, we helped create numerous electronic business-to-business exchanges, including Exostar, an electronic marketplace operated by four leading aerospace and defense companies. Professionals from our Electronics & High Tech industry group teamed with our supply chain experts to support every facet of Exostar’s launch, including designing the business architecture, drafting and building the first release of indirect procurement and auctions, staffing the organization, and launching the front- and back-office operations.

        We are also a leader in tracking the impact of the fulfillment process for Internet-based shopping. We have identified important links between the supply chain and customer satisfaction that will enable our clients to reformulate their fulfillment processes to improve efficiency and increase profits.

Human Performance

        Much of our clients’ success depends upon their ability to transform their organizations to compete in a complex, competitive, fast-changing global economy. The key to achieving and sustaining enhanced business performance in this challenging environment often lies with an organization’s people.

        The professionals in our Human Performance service line help our clients solve human performance issues critical to their operational success, from recruiting and motivating key employees and management to developing outsourced and netsourced processes and training for their employees. Our integrated approach provides human resources, knowledge management, learning and performance management solutions that increase the efficiency and effectiveness of our clients’ employees and operations, while reducing recruiting and training costs. For example, through our alliance with e-peopleserve, an Accenture affiliate created with British Telecommunications plc, we are able to offer clients an outsourced solution designed to reduce the costs associated with human resources administration.

Finance & Performance Management

        The professionals in our Finance & Performance Management service line work with our clients’ key financial managers, including chief financial officers, treasurers and controllers, to support management of, and reporting by, the finance department. Among the services we provide are strategic consulting with regard to the design and structure of the finance function, particularly post-merger or acquisition, and the establishment of shared service centers for streamlining transaction processing. Our professionals work with financial executives to develop and implement solutions that help them align their companies’ investments with their business objectives, use the Internet to manage the treasury function, and establish security around the exchange of information to reporting institutions. Our services also address pricing and yield management, billing, credit, lending and debt recovery.

Technology Research & Innovation

        Professionals in our Technology Research & Innovation service line research, invent and commercialize cutting-edge business solutions using new and emerging technologies. We continually identify and dedicate significant resources to the next-wave technologies that we believe will be drivers of our clients’ growth and sources of first-mover advantage by enabling clients to be first to market with a unique capability or service offering. We established Accenture Technology Labs to explore the business impact of new and emerging technologies and frequently collaborate with research laboratories in industry and academia.

        Our research helps develop innovative ideas based on technology advances that can be applied to changing marketplace dynamics. For example, we recently explored the application of embedded sensors, intelligent agents and wireless technologies through the creation of an “online medicine cabinet” prototype to demonstrate how a product can be turned into a context-rich service that could help physicians counter the life-threatening problems of non-compliance in therapy, give patients peace of mind, and enable many elderly people to remain independent.

Solutions Engineering

        Professionals in our Solutions Engineering service line design, build and deploy complex industry-specific, reusable and scalable solutions that typically integrate business processes, technology and human performance components. Among other things, they maintain and enhance our methods and practices for building technology-based solutions in an efficient and predictable manner. We have expertise and capabilities in a wide range of areas, including electronic commerce infrastructure, security, enterprise resource planning, enterprise application integration, data warehousing and pre-packaged business solution delivery. We have developed program and project management skills and methodologies that allow us to achieve on-time delivery of highly complex projects. The Solutions Engineering service line not only applies established technologies in which we have considerable experience and expertise, but also uses new and emerging technologies to deliver solutions that help keep our clients at the forefront of business innovation. This service line seeks to continually improve technology solutions delivery, using our global network of specialized solution centers.

Solutions Operations

        In the pursuit of increased shareholder value, senior executives are pressured to reduce costs while keeping pace with emerging technologies and securing skilled resources. Our Solutions Operations service line provides a range of outsourcing solutions for managing technology infrastructure, applications and business processes and is our primary source of strategy and capability for executing initiatives in business transformation outsourcing. Over the past decade, more than 200 organizations have turned to us for outsourcing services, with benefits ranging from reduced costs to improved processes to enhanced productivity.

        We are differentiated in our delivery of outsourcing services through our creation of solutions that help transform the way industries work and our ability to combine industry, technology and functional expertise with outsourcing capabilities. For example, in the North Sea we have worked with global oil companies including BP and Elf to create a shared accounting service facility that has redefined the way that the energy finance and administration function is managed. With Accenture handling approximately 40% of North Sea energy industry accounting transactions through this facility, clients have realized substantial cost reductions in their accounting functions. In addition, we are expanding our outsourcing capabilities in several industries through a variety of shared-service solutions, including customer information management, billing systems, information technology services, supply chain management and human resources administration.

        Our outsourcing solutions also include our netsourcing capability, which allows clients to take advantage of state-of-the-art Internet-based capabilities, such as Web hosting and direct Internet access to a wide array of business solutions. We provide many of these capabilities, including training, supply chain integration and managed financial reporting, in conjunction with our alliance partners.

Solution Centers and Business Launch Centres

        One of our key strengths is our ability to create and capture replicable components of methodologies and technologies, which we can customize to create tailored solutions for our clients in a cost-effective manner and under demanding time constraints. Our global networks of Solution Centers and Business Launch Centres enhance our ability to capitalize on our vast array of methodologies, tools and technology to deliver value to our clients.

Solution Centers

        Our Solution Centers are facilities where teams of Accenture professionals use proven methodologies and existing assets to create business solutions for clients. Client teams use our network of more than 25 Solution Centers worldwide to complete comprehensive, effective and customized implementations in less time than would be required to develop solutions from the ground up. Our Solution Centers improve the efficiency of our engagement teams as they are able to reuse solution designs, team-member experience, infrastructure and software. Reuse also increases solution longevity, reduces technology risks and simplifies application maintenance.

Business Launch Centres

        Our Business Launch Centres, which complement the global market units and draw upon experts in the service lines and our network of businesses, help clients innovate and get new businesses up and running. Our 26 Business Launch Centres comprise a global network of professionals and knowledge and technology assets strategically located in major business capitals. Drawing on this resource pool, the Centres deploy technology, personnel and expertise when, where and as needed throughout an emerging business’ lifecycle. In addition, our professionals can help grow businesses by supplying management, operations, marketing, finance, administration and technology skills. Through these Centres, we have helped more than 350 new economy businesses get their operations up and running. By helping major corporations, new business start-ups, venture capitalists and private equity investors compress the time to launch new ventures, the Business Launch Centres help investors and parent corporations achieve faster returns on their investments.

Affiliates, Alliances and Accenture Technology Ventures Portfolio Companies

        Our affiliates, alliances and portfolio companies enhance the ability of our market units and service lines to deliver value to clients by providing us with insight into and access to emerging business models, products and technologies.

Affiliates

        If a capability that we do not already possess is of strategic importance and value to us but is in an area that is best developed in a business model outside our client service business, we may form a new business, often with one or more third parties, to develop that capability. We call these businesses affiliates. In general, we expect the capabilities developed by these new businesses to be used by our own professionals as well as by other companies. These entities can rapidly advance a particular opportunity by building upon our global platform of clients, professionals and business expertise. In addition, these new businesses may take on value by association with our management and technology consulting business and our extensive client relationships. While the size of the investment that we take or maintain in an affiliate varies on a case-by-case basis, our strategy with respect to affiliates is to maintain influence or control on a long-term basis. Our affiliates include Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire.

        Avanade, which was launched in March 2000, is a company we jointly own with Microsoft that focuses on large-scale technology integration surrounding Microsoft’s enterprise platform. Combining Microsoft’s understanding of operating platforms and technologies with our experience in delivering solutions to our clients, Avanade capitalizes on the advanced capabilities of the Microsoft Windows® 2000 platform to build customized, scalable solutions for complex electronic business and enterprise infrastructure. Avanade has approximately 1,200 employees.

        Launched in August 2000, e-peopleserve is a human resources solution provider we own with British Telecommunications. Through Web-enabled technology, outsourcing and expert caseworkers, e-peopleserve provides services across the employee lifecycle, giving large organizations a more efficient and effective human resources management system. e-peopleserve has more than 1,500 employees.

        In 1999, as part of an engagement with Telewest Communications plc, we achieved a broadband industry milestone when we completed development of the world’s first operational and scalable interactive digital television platform over cable. In March 2000, we and Telewest co-founded Imagine Broadband to continue development of the interactive platform and market it to a wide range of customers. Telewest participates as a minority investor in the new company and was its first customer. Today, Imagine Broadband provides interactive broadband solutions and platform implementation to cable, satellite and telecommunications network operators worldwide. Imagine Broadband has more than 140 employees.

        Since the early 1990s, we have designed and installed customized electronic learning applications for clients. Based on this experience, we developed a performance simulation-based training system and were issued 22 patents covering various functional aspects of our performance simulation architectures and tools. To make these new applications available at lower cost to a wide range of customers, we launched Indeliq, Inc. in February 2001 to develop scalable performance simulation electronic learning applications based on our patents and technology, which we contributed to Indeliq. We will continue to offer highly customized applications directly to large companies with complex training needs. Indeliq has more than 80 employees.

        Navitaire Inc., formed as PRA Solutions, LLC in 1993, is an affiliate of Accenture that provides airlines with reservations, ticketing and revenue management services. Navitaire was launched in 2000 when PRA Solutions was combined with another Accenture subsidiary, VIA World Network, an Internet reservation provider, and Open Skies, Inc., an airline reservation system and revenues management services provider acquired from Hewlett-Packard Company. Today, Navitaire provides technology and business process services to more than 50 airlines worldwide. Navitaire employs more than 450 people worldwide.

Alliances

        Because today’s business environment demands more speed, flexibility and resources than exist at any single company, strategic alliances are an important part of our strategy. Through our strategic alliances, we work with established and early-stage technology companies in virtually every field, allowing us to incorporate market-leading insights and deliver an unparalleled array of capabilities for our clients’ diverse business needs. We seek to form alliances with leading companies and organizations whose capabilities complement our own, whether by extending or deepening a service offering, delivering a new technology or business process, or helping us extend our services to new geographies.

        Substantially all of our alliances are non-exclusive. Our alliances generally have a term of three to five years (subject to early termination in most cases) and often include payment to us of compensation in cash or equity in return for coordinated marketing or sales efforts. These payments do not generate revenues which are material to us. Although our alliances, taken together, are a key component of our business, individually none of our alliances is material to our business.

        As of May 31, 2001, we had approximately 150 alliances around the world. Due to the highly focused nature of the capabilities added, some alliances are specifically aligned with one of our eight service lines, adding skills and capabilities that are applicable across many of the industries we serve. Other alliances add skills, technology and insights specific to a single industry group. The service lines use the products, software and services of our alliance partners to develop integrated business and technology solutions for our clients. Alliances that are applicable across multiple industry groups and global market units are listed in the chart below.

Alliance Partner	Alliance Description

Adaytum	We work with Adaytum to co-develop and implement Web-based applications to accelerate and improve the predictability of our clients’ enterprise business planning processes.

Ariba	We work together to build and deliver procurement and electronic marketplace solutions and to improve supply chain efficiency.

Avanade*	Our relationship with Avanade gives us an advantage in building and delivering customized, scalable, complex electronic commerce and enterprise-wide solutions based upon the Microsoft .Net
enterprise platform.

Blue Martini Software	We work with Blue Martini to develop software solutions to understand, target and interact with customers across all channels.

Click Commerce	We work with Click Commerce to help our clients create secure, tailored channel management solutions across the Internet and wireless platforms.

Commerce One	We work with Commerce One to build public and private electronic marketplaces. We use its applications suite to implement solutions that support supply chain processes.

Docent	We use Docent’s open learning management platform to implement employee learning solutions that enable clients to increase speed to proficiency while lowering training costs.

e-peopleserve*	We use e-peopleserve’s leading-edge, electronically enabled human resources solutions to deliver comprehensive outsourced human resources services to clients.

Hewlett-Packard	We work with Hewlett-Packard to offer a wide range of imaging solutions and computer hardware and software to our clients.

ICG Commerce	We work with ICG Commerce to offer our clients access to its comprehensive procurement solution.

Imagine Broadband*	We work with Imagine Broadband to develop, customize and deliver leading-edge interactive broadband services.

i2	We work with i2 to build and support electronic marketplaces that improve our clients’ supply chain efficiency.

Jamcracker	We work with Jamcracker to deliver net-sourced solutions to our clients, including virtual private networks, hosted exchanges and remote access.

*	Also an affiliate.

Alliance Partner	Alliance Description

Kana Communications	We work with Kana to deliver Web-architected customer
relationship management solutions that help clients manage
interactions with their customers, partners and suppliers across multiple communication channels.

Lombardi Software	We work with Lombardi to develop solutions that enable companies across the extended supply chain to collaborate, facilitating problem resolution and accelerating decision making.

Microsoft	We work with Microsoft and Avanade to offer a broad array of scalable solutions built upon the Microsoft .Net enterprise platform.

Moai	We work with Moai to co-market and deliver online contract negotiation services that allow businesses to buy and sell goods more efficiently over the Internet.

Perform.com	We work with Perform.com to deliver Web-enabled human performance, organizational planning and career management tools and processes.

SAP	We work with SAP to provide supply chain solutions that help companies collaborate electronically, enabling them to quickly add new members, lower distribution costs, reduce inventories,
increase delivery accuracy and better control infrastructure technology costs.

SeeBeyond (formerly known as STC)	We work with SeeBeyond to help our clients optimize their
information flow by delivering Enterprise Application Integration
(EAI) solutions for integrating supply chain management, customer relationship management, decision support and electronic
commerce applications.

Siebel Systems	We work with Siebel Systems to deliver customer relationship management technologies that help our clients interact effectively with their customers across multiple channels.

Seisint (formerly known as eData)	We work with Seisint to develop solutions to help companies improve business performance by using data at speed, at scale and cost-effectively.

Sun Microsystems	We work with Sun Microsystems to co-develop and jointly market products and services.

Yantra	We work with Yantra to develop scalable electronic supply chain solutions for managing and executing high-volume customer transactions across complex, multi-channel and multi-partner enterprises.

*	Also an affiliate.

Accenture Technology Ventures Portfolio Companies

        Accenture Technology Ventures, our venture capital business, provides us with insight into and access to emerging business models, products and technologies for the benefit of our management and technology consulting business and enables us to generate returns from investments in emerging growth technology companies. The companies in which Accenture Technology Ventures invests, which we refer to as portfolio companies, also benefit from access to our industry expertise and client relationships. Accenture Technology Ventures’ investment strategy includes funding for private companies and focuses on software and information technology investments. From its inception in November 1999 through May 31, 2001, Accenture Technology Ventures has invested more than $300 million in 70 companies.

        Accenture Technology Ventures’ experienced partners and principals evaluate technology companies to identify those with the best potential for financial return. The partners and principals of Accenture Technology Ventures have been chosen based in part on the strength of their professional backgrounds and the depth of their prior work experience in areas relevant to the business. While our portfolio covers a wide range of technologies, we concentrate our efforts and expertise in the following areas:

•	customer relationship management;

•	supply chain management;

•	eInfrastructure and enterprise integration software;

•	wireless technologies;

•	digital content services; and

•	eHuman Performance, including eLearning and eHuman Resources.

        Investment opportunities are commonly received from sources within Accenture and outside contacts. Any commitment to a company greater than $10 million requires approval of the board of directors of Accenture Technology Ventures and any investment decision may be vetoed by Jackson L. Wilson, Jr., the managing general partner of Accenture Technology Ventures.

        Our role as an investor in emerging companies provides us with early, and often preferred, access to technology that we can use to develop market-ready solutions for our clients. For example, in 1995, prior to establishing Accenture Technology Ventures, we made an early-stage investment in Siebel Systems Inc. Following our investment, we worked closely with Siebel Systems to jointly provide their initial customer relationship management solutions. The insights into the customer relationship management market that we gained through our investment in and relationship with Siebel Systems were instrumental in enabling us to address the emerging customer relationship management trend early and to provide market-ready customer relationship management solutions to our clients in the beginning of the customer relationship management lifecycle. For the prior four years, we have been the largest integrator of Siebel eBusiness Applications.

        Our portfolio companies also facilitate our ability to identify emerging technologies and alliance partners that can be of value to clients. Our early insights and development efforts in turn make us a valuable alliance partner. With offices in eleven countries on four continents and teams of professionals in North America, Europe and Asia Pacific, Accenture Technology Ventures is a venture capital firm with a global presence. Accenture Technology Ventures has no restrictions on investing in Accenture affiliates.

Research and Innovation

        We are committed to developing leading-edge ideas. We believe that research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our clients and to develop business strategies with significant value. We spent $211 million, $256 million and $252 million on research and development in fiscal years 1998, 1999 and 2000, respectively, primarily through both our global market units and our service lines to develop market-ready solutions for our clients. We also promote the creation of knowledge capital and thought leadership through the Accenture Technology Labs, the Accenture Institute for Strategic Change and the Accenture Ideas Exchanges.

        The Accenture Technology Labs, which are part of our Technology Research & Innovation service line, investigate how the convergence of computing, communication and content technologies will change how we work and live in the next three to five years. Researchers in the Accenture Technology Labs in North America and Europe develop visions of the future by building prototypes that combine new technologies in innovative ways and report on innovative ideas and projects that are incorporated into pioneering technology solutions for our clients.

        The Accenture Institute for Strategic Change, which is part of our Strategy & Business Architecture service line, produces a variety of research products and publications that combine innovative academic thinking with business strategy advice. Based in Cambridge, Massachusetts, the Institute comprises experienced management researchers, business educators and executives whose collective efforts deliver value to our clients through enhanced service offerings.

        The Accenture Ideas Exchanges are global hubs for our knowledge capital in specific industries, addressing matters of import to chief executive officers and other top-level executives. Executives meet in one or two-day sessions working side-by-side with our specialists to focus on the key issues that will affect their organization’s prospects for growth. For example, more than 350 chief executive officers and other senior-level executives have visited the Financial Ideas Exchange in New York City since 1995. We also operate several other Ideas Exchanges, including the Communications Ideas Exchange, the Retail Ideas Exchange, the Consumer Ideas Exchange and the Chemicals Ideas Exchange.

Employees

        As of May 31, 2001, we had more than 75,000 employees worldwide, of whom more than 2,400 were partners.

        We hired approximately 17,000 new employees in each of fiscal years 2000 and 2001. The cumulative rate of turnover among our employees was 19% for fiscal year 1999, 22% for fiscal year 2000, and, on an annualized basis, approximately 14% for the nine months ended May 31, 2001, excluding involuntary terminations. We believe that our higher rate of attrition in fiscal year 2000 was the result of aggressive hiring and compensation activities by Internet companies of strategy and technology professionals.

Competition

        We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations that offer services similar to those that we offer. In addition, a client may choose to use its own resources rather than engage an outside firm for the types of services we provide. Our competitors include:

•
Information technology outsourcing and services companies.    In addition to information technology outsourcing, these companies also offer consulting and systems integration capabilities for a complete solution.

•	“Big 5” accounting firms. Some of the “Big 5” accounting firms have significant consulting operations with broad capabilities and geographic coverage.

•
Management and strategy consulting firms.    These firms continue to focus on high-level corporate strategy for their traditional clients and emerging companies. Many have recently added a focus on information technology and electronic commerce strategy.

•
Specialized electronic business consulting firms.    The fragmented nature of this industry, coupled with constant changes in technology, results in the formation of boutique consultants. The rapid rise of the Internet resulted in the emergence of many specialized services firms, typically focused on a small segment of the overall market, such as Web design and development.

•
Information technology product and service vendors.    Product vendors offer technical consulting to support their own products while also maintaining alliance relationships with major consulting firms, and these organizations typically attempt to broaden their services beyond their product suites. We also compete with application service providers.

        Changes in our marketplace may create new, larger or better-capitalized competitors with enhanced abilities to attract and retain professionals.

        Our revenues are derived primarily from Fortune Global 500 and Fortune 1000 companies, medium-sized companies, governmental organizations and other large enterprises. There is an increasing number of professional services firms seeking consulting engagements with these organizations. We believe that the principal competitive factors in the consulting industry in which we operate include:

•	skills and capabilities of people;

•	reputation and client references;

•	price;

•	scope of services;

•	service delivery approach;

•	technical and industry expertise;

•	perceived ability to add value;

•	quality of advice given;

•	focus on achieving results on a timely basis;

•	availability of appropriate resources; and

•	global reach and scale.

Intellectual Property

        Our success has resulted in part from our proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, patent and trademark laws to protect our intellectual property rights and rights of third parties from whom we license intellectual property. We have promulgated policies related to confidentiality and ownership, use and protection of intellectual property of Accenture and third parties, and we also enter into agreements with our employees as appropriate.

        We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed more than 600 patent applications in the United States and other jurisdictions in the last two years alone and have received more than 40 United States patents. We will continue to vigorously identify, harvest and protect our intellectual property.

Legal Matters and Insurance

        We are involved in a number of judicial, administrative and arbitration proceedings concerning matters arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material impact on our results of operations or financial condition.

        In 1998, the bankruptcy trustee of FoxMeyer Corporation filed a lawsuit against us in the District Court of Harris County (Houston), Texas. FoxMeyer, a pharmaceutical wholesaler, filed for bankruptcy protection in 1996, and since that time, the bankruptcy trustee has instituted legal proceedings against a number of companies in connection with the bankruptcy. The bankruptcy trustee has alleged that we breached contracts, warranties and alleged fiduciary duties, made misrepresentations about our experience and expertise, were negligent in performing various tasks, that our conduct was tortious or in violation of certain statutory provisions and that the foregoing were a substantial factor contributing to FoxMeyer’s bankruptcy. The lawsuit arises out of our contract with FoxMeyer regarding the assistance we provided in connection with an enterprise resource planning project to install SAP R/3, a software package developed by SAP AG, a German company. Discovery in this proceeding is ongoing, and a trial is scheduled to commence on November 12, 2001. While the ultimate outcome of this matter cannot be determined with any certainty, we are vigorously defending against the claims, and we believe that this action is not likely to have a material adverse effect on our business, financial position, results of operation or cash flows.

        We maintain the types and amounts of insurance customary in the industries and countries in which we operate, including coverage for professional liability, commercial general liability and management liability. We consider our insurance coverage to be adequate both as to the risks and amounts for the businesses we conduct.

Properties

        We have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. In total, we have more than 110 offices in 46 countries around the world. We do not own any material real property. Substantially all of our office space is leased under long-term leases with varying expiration dates. We believe that our facilities are adequate to meet our needs in the near future.

MANAGEMENT

Directors and Executive Officers

        The following table presents information regarding the directors and executive officers of Accenture Ltd. In addition, we anticipate appointing up to five additional directors over the next 12 months who are not our employees or affiliated with our management.

Name	Age	Years with Accenture	Position
Joe W. Forehand	53	28	Chief Executive Officer and Chairman of the Board of Directors
Stephan A. James	54	33	Chief Operating Officer and Director
Karl-Heinz Flöther	48	22	Managing Partner—Financial Services Global Market Unit and Director
Joel P. Friedman	53	29	Director
William D. Green	47	23	Managing Partner—Communications & High Tech Global Market Unit and Director
Masakatsu Mori	54	32	Director
Diego Visconti	51	25	Director
Jackson L. Wilson, Jr.	54	26	Corporate Development Officer, Managing General Partner—Accenture Technology Ventures and Director
Arnaud André	46	22	Managing Partner—People Matters
R. Timothy S. Breene	52	5	Managing Partner—Global Service Lines
Pamela J. Craig	44	22	Managing Partner—Global Business Operations
Gregg G. Hartemayer	48	25	Managing Partner—Products Global Market Unit
David R. Hunter	50	28	Managing Partner—Government Global Market Unit
Jose Luis Manzanares	48	26	Managing Partner—Geographic Services
Michael G. McGrath	55	28	Treasurer
Douglas G. Scrivner	50	21	General Counsel and Secretary
Mary A. Tolan	41	19	Managing Partner—Resources Global Market Unit
Harry L. You	42	—	Chief Financial Officer

        Joe W. Forehand has been Chairman of the Board of Directors since February 2001 and has been our Chief Executive Officer since November 1999. He currently serves as Chairman of our Executive Committee, our Global Leadership Council, our Growth & Strategy Council and the board of directors of Accenture Technology Ventures. From June 1998 to November 1999, Mr. Forehand was responsible for our Communications & High Tech global market unit. From September 1997 to June 1998, he was responsible for our Products global market unit. From September 1994 to September 1997, Mr. Forehand was responsible for our Products group in the Americas.

        Stephan A. James has been a Director since February 2001 and our Chief Operating Officer since July 2000. He currently serves as Chairman of our Operating Committee. From November 1999 to June 2000, he was responsible for our Resources global market unit. From September 1996 to October 1999, Mr. James was responsible for our Financial Services global market unit. From September 1994 to August 1996, he was responsible for our Financial Services group in the Americas.

        Karl-Heinz Flöther has been a Director since June 2001 and our Managing Partner—Financial Services Global Market Unit since December 1999. From June 1998 to February 2000, he was the Country Managing Partner of our Germany practice. From September 1997 to December 1999, he was responsible for our banking practice in continental Europe. From September 1996 to August 1997, Mr. Flöther was responsible for our consulting services in Western Europe.

        Joel P. Friedman has been a Director since June 2001. He has been a General Partner in Accenture Technology Ventures since February 2000. Mr. Friedman currently serves as a director on the board of Calico Commerce Inc., a publicly-traded Accenture Technology Ventures portfolio company. From 1997 to 2000, he was responsible for our Banking industry group globally.

        William D. Green has been a Director since June 2001 and our Managing Partner—Communications & High Tech Global Market Unit since December 1999 and the Country Managing Partner of our United States practice since August 2000. From September 1997 to December 1999, Mr. Green was responsible for our Resources global market unit. From September 1996 to September 1997, he was responsible for our manufacturing group in the Americas.

        Masakatsu Mori has been a Director since June 2001. He has been the Country Managing Partner of our Japan practice since 1989. He is also the Managing Partner of the Japan operating unit.

        Diego Visconti has been a Director since June 2001. He has been the Country Managing Partner of our Italy practice since 1997. He has also been responsible for our Communications & High Tech operating unit in Europe and Latin America since 1995.

        Jackson L. Wilson, Jr. has been a Director since February 2001 and the Managing General Partner—Accenture Technology Ventures since November 1999 and our Corporate Development Officer since February 2001. He currently serves as a director on the boards of the following publicly-traded Accenture Technology Ventures portfolio companies: S1 Corporation and SeeBeyond Technology Corporation. From June 1997 to November 1999, he was responsible for our global market units. From June 1995 to June 1997, Mr. Wilson was responsible for industry markets strategies and market and technology solutions.

        Arnaud Andre has been our Managing Partner—People Matters since September 2000. From September 1997 to August 2000, he was responsible for the development of our health services market in continental Europe. Prior to August 1997, Mr. André led our change management competency in France and the Benelux countries.

        R. Timothy S. Breene has been our Managing Partner—Global Service Lines since August 2000. From December 1999 to August 2000, he was responsible for our capabilities development organization. From May 1998 to January 2000, Mr. Breene was responsible for our strategic services practice worldwide. From October 1997 to May 1998, he was responsible for our strategic services practice in our Products global market unit. From June 1995 to October 1997, Mr. Breene was a client partner.

        Pamela J. Craig has been our Managing Partner—Global Business Operations since June 2001. From February 2000 to June 2001, she was responsible for our Media & Entertainment industry group globally and was also a General Partner in Accenture Technology Ventures Japan. From August 1998 to November 2000, Ms. Craig was responsible for our Media & Entertainment operating unit. From 1996 to August 1998, she was responsible for our Media & Entertainment group in North America.

        Gregg G. Hartemayer has been our Managing Partner—Products Global Market Unit since July 1998. From September 1997 to July 1998, Mr. Hartemayer was responsible for the consumer industry group within our Products global market unit. He currently serves as a director on the board of Click Commerce Inc., a publicly-traded Accenture Technology Ventures portfolio company. From May 1996 to September 1997, he was responsible for the consumer industry group for the Americas.

        David R. Hunter has been our Managing Partner—Government Global Market Unit since September 1997 and was responsible for our Government industry group from 1994 to 1997.

        Jose Luis Manzanares has been our Managing Partner—Geographic Services since December 1999. From September 1997 to December 1999, he was responsible for competency-related operations across Europe, the Middle East, Africa and India. From 1990 to 1997, Mr. Manzanares was the chief executive officer of Coritel, S.A., an information technology services company and wholly-owned subsidiary of Accenture.

        Michael G. McGrath has been our Treasurer since June 2001. From September 1997 to June 2001, Mr. McGrath was our Chief Financial Officer. From 1992 to 1997, he was responsible for quality and practice methodologies.

        Douglas G. Scrivner has been our General Counsel and Secretary since January 1996.

        Mary A. Tolan has been our Managing Partner—Resources Global Market Unit since August 2000. From December 1999 to August 2000, she was responsible for our strategy. From August 1998 to December 1999, Ms. Tolan was responsible for our Retail industry group globally. From April 1996 to August 1998, she was responsible for our Retail industry group in North America.

        Harry L. You has been our Chief Financial Officer since June 2001. From March 1996 to June 2001, he was a Principal in the General Industrial Group and then a Managing Director at Morgan Stanley, responsible for the Computer and Business Services Group in the Investment Banking Division.

Board of Directors

        The bye-laws of Accenture Ltd provide for a board of directors that is divided into three classes serving staggered three-year terms. Class I directors will initially have terms expiring at the annual general meeting to be held in calendar year 2002, Class II directors will initially have terms expiring at the annual general meeting to be held in calendar year 2003, and Class III directors will initially have terms expiring at the annual general meeting to be held in calendar year 2004. Messrs. Forehand, Friedman and Mori will be members of Class I, Messrs. James, Green and Visconti will be members of Class II and Messrs. Wilson and Flöther will be members of Class III. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Directors who are also our employees will not receive additional compensation for serving as directors.

        Accenture Ltd’s bye-laws provide that our partners may remove any director by a vote of two-thirds of the voting power subject to the voting agreement at any time while the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s total voting power. At any other time a director may be removed at the request of not less than 75% of the other directors.

        We expect that Accenture Ltd’s board of directors will adopt non-binding guidelines providing that, except for our Chief Executive Officer and up to two additional inside directors designated by our Chief Executive Officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

        We also expect that Accenture Ltd’s board of directors will adopt non-binding guidelines providing for a retirement age of 65 for our directors.

        All of Accenture Ltd’s executive officers will be appointed by and will serve at the discretion of Accenture Ltd’s board of directors. There are no family relationships among any of Accenture Ltd’s directors and executive officers.

        The board of directors will have three primary committees:

•	a nominating committee;

•	an audit committee; and

•	a compensation committee.

        The nominating committee will make recommendations to the board regarding the size and composition of the board, work with a committee of our partners to choose partner nominees for the position of director, establish procedures for the nomination of directors who are not affiliated with us, recommend candidates for election to the board, and nominate officers for election by the board.

    The audit committee’s primary duties and responsibilities will be to:

•	review the performance of the independent accountants and make recommendations to the board regarding the appointment or termination of the independent accountants;

•	oversee that management has maintained the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

•	oversee that management has established and maintained procedures designed to assure that an adequate system of internal controls is functioning; and

•	oversee that management has established and maintained procedures designed to assure our compliance with applicable laws, regulations and corporate policy.

        The compensation committee, or a subcommittee established by the compensation committee, will administer our equity-based benefits plan and, based in part on the recommendation of a committee of our partners, review and approve salaries and other matters relating to the compensation of our executive officers. The compensation committee will also review and make recommendations to the full board regarding board compensation.

        From time to time, the board may establish other committees to facilitate the management of our business.

Outside Director Compensation

        We have not yet paid any compensation to non-employee directors. We currently anticipate that in the future, non-employee directors will receive the following compensation:

•	an annual retainer of $50,000, which may be deferred by the individuals in whole or in part, through receipt of fully-vested restricted share units;

•	an initial grant of an option to purchase 25,000 Class A common shares upon election to the board of directors; and

•	an annual grant of an option to purchase 10,000 Class A common shares.

We currently anticipate that each grant of options will vest fully after one year (or sooner upon death, disability or involuntary termination, or removal from the board of directors) and will generally expire after 10 years. We do not currently intend to offer meeting fees or other retainer fees.

Executive Compensation

        Prior to our transition to a corporate structure, our business was carried on as a series of related partnerships and corporations under the control of our partners. As a result, meaningful individual compensation information for our directors and executive officers is not available for prior periods. However, going forward our named executive officers will be compensated like our other partners as described below in “—Partner Compensation.”

        Each of our Chief Executive Officer and our four most highly compensated named executive officers has entered into an annual employment agreement which is renewed automatically. The employment agreements provide that these executive officers will receive compensation as determined by Accenture. Pursuant to the employment agreements, each of the executive officers have also entered into a non-competition agreement, the terms of which are described under “Certain Relationships and Related Transactions—Non-Competition Agreement.”

        We do not currently offer our executives any retirement or pension benefits. Our prior basic retirement and early retirement plans were terminated in connection with our transition to a corporate structure. We have not yet determined what benefit plans, if any, would replace these programs.

        The following table sets forth compensation information for our Chief Executive Officer and the four most highly compensated executive officers named under “—Directors and Executive Officers”:

Fiscal 2000 Compensation Information (1)

Name and Principal Position
Joe W. Forehand	$4,000,000
Chief Executive Officer

Jackson L. Wilson, Jr.	$4,600,000
Corporate Development Officer and Managing General Partner—Accenture Technology Ventures

Stephan A. James	$4,200,000
Chief Operating Officer

Michael G. McGrath	$3,900,000
Treasurer

William D. Green	$3,500,000
Managing Partner—Communications & High Tech Global Market Unit

(1)
Amounts in the table consist of distributions of partnership income, including realized gains on investments and return on capital at risk. These amounts are not comparable to executive compensation in the customary sense.

        Aggregate compensation paid to key employees who are not named executive officers may exceed that paid to the named executive officers.

Partner Compensation

        Our partners’ compensation has historically been determined based on the “unit” level of the individual partner. “Units” is an internal term we have used historically to quantify the relative level of participation our individual partners had in our income. Although the levels of cash compensation our partners receive have decreased from the levels they received prior to our transition to a corporate structure, we expect that partner units will continue to be the primary basis for determining total cash compensation for our partners following the offering. Consequently, partner compensation will be made up of fixed and variable components based upon a partner’s unit level and our forecasted earnings per unit for the year. As of June 1, 2001, a partner’s fixed compensation on an annualized basis will range from approximately 40%-60% of such partner’s compensation in fiscal 2000. More-senior partners with higher unit levels have had a greater reduction in compensation. New partners have had a lower compensation reduction.

        In addition, partners may receive variable compensation based upon a profit pool. Following our transition to a corporate structure, as part of our annual budgeting process, we set budgeted income amounts for our results and cash compensation to our partners. Since June 1, 2001 we are paying approximately 83% of budgeted cash compensation to our partners as fixed compensation on a monthly basis during the year. Commencing September 1, 2001 we may pay an additional 17% as a bonus to the extent that our results meet the budgeted income amount. If our results exceed the budgeted income amount, we currently intend to distribute a portion of the excess to our partners as an additional bonus. Accordingly, we expect that, if our earnings exceed our projections for any fiscal year, our partner compensation expense will increase and only a portion of such excess will result in additional net income.

        Please see “Certain Relationships and Related Transactions—Partner Matters Agreement” for a discussion of the procedures by which our partners will participate in the determination of our partners’ income plan.

Non-Competition Agreement; Transfer Restrictions

        Our executive officers, along with our other partners, have agreed to non-competition arrangements and limitations on their ability to transfer the shares of Accenture Ltd, Accenture SCA and Accenture Canada Holdings they received in connection with our transition to a corporate structure. These arrangements are described in the sections of this prospectus entitled “Certain Relationships and Related Transactions—Voting Agreement,” “—Accenture SCA Transfer Rights Agreement” and “—Non-Competition Agreement.”

2001 Share Incentive Plan

        The following description sets forth the material terms of the Accenture Ltd 2001 Share Incentive Plan, which we refer to as our share incentive plan, and which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        The share incentive plan permits the grant of nonqualified share options, incentive stock options, share appreciation rights, restricted shares, restricted share units and other share-based awards to employees, directors, third-party consultants, former U.S. employees or former partners of, or other persons who perform services for, Accenture Ltd and its affiliates. A maximum of 375 million Class A common shares may be subject to awards under the share incentive plan. The number of Class A common shares issued or reserved pursuant to the share incentive plan, or pursuant to outstanding awards, is subject to adjustment on account of share splits, share dividends and other dilutive changes in the Class A common shares. Class A common shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the share incentive plan.

Administration

        The share incentive plan is administered by a committee of the board of directors of Accenture Ltd, which may delegate its duties and powers in whole or in part as it determines. The committee has the sole discretion to determine the employees, directors, third party consultants, former U.S. employees, former partners and other persons who perform services for us or our affiliates to whom awards may be granted under the share incentive plan and the manner in which such awards will vest. Options, share appreciation rights, restricted shares, restricted share units and other share-based awards will be granted by the committee to employees, directors, third party consultants, former U.S. employees, former partners and other persons who perform services for Accenture Ltd and its affiliates (including its subsidiaries) in such numbers and at such times during the term of the share incentive plan as the committee shall determine. The committee is authorized to interpret the share incentive plan, to establish, amend and rescind any rules and regulations relating to the share incentive plan and to make any other determinations that it deems necessary or desirable for the administration of the share incentive plan. The committee may correct any defect, supply any omission or reconcile any inconsistency in the share incentive plan in the manner and to the extent the committee deems necessary or desirable.

Options

        The committee shall determine the exercise price for each option, provided, however, that an incentive stock option must generally have an exercise price that is at least equal to the fair market value of the Class A common shares on the date the option is granted. In general, an option holder may exercise an option by written notice and payment of the exercise price (1) in cash; (2) by the transfer to our nominee of a number of Class A common shares already owned by the option holder for at least six months, or another period consistent with applicable accounting rules, with a fair market value equal to the exercise price; (3) in a combination of cash and Class A common shares (as qualified by clause (2)); or (4) through the delivery of irrevocable instructions to a broker to sell Class A common shares obtained upon the exercise of the options and deliver promptly to us an amount out of the proceeds of the sale equal to the exercise price for the Class A common shares being purchased.

Share Appreciation Rights

        The committee may grant share appreciation rights independent of, or in connection with, an option. The exercise price per share of a share appreciation right shall be an amount determined by the committee. Generally, each share appreciation right shall entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one Class A common share over (B) the exercise price, times (2) the number of Class A common shares covered by the share appreciation right. Payment shall be made in Class A common shares, valued at fair market value, or in cash, or partly in Class A common shares and partly in cash, all as shall be determined by the committee.

Restricted Share Units and Other Share-Based Awards

        The committee may grant awards of restricted share units, Class A common shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, Class A common shares. The restricted share units and other share-based awards will be subject to the terms and conditions established by the committee.

Transferability

        Unless otherwise determined by the committee, awards granted under the share incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control

        In the event of a change in control, the committee may terminate an award upon the change in control and (1) make provision for a cash payment to the holder of an award in consideration for the cancellation of the award and/or (2) provide for substitute awards.

Amendment and Termination

        Our board of directors may amend, alter or discontinue the share incentive plan in any respect at any time, but no amendment, alteration or discontinuation will be made that would diminish any of the rights of a participant under any awards previously granted without the participant’s consent, or increase the number of Class A common shares reserved for purposes of the share incentive plan without the approval of shareholders.

United States Federal Income Tax Consequences of the Exercise of Options, Share Appreciation Rights and Restricted Share Units under the Share Incentive Plan

        The following discussion of the United States federal income tax consequences relating to the share incentive plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

        When a nonqualified share option is granted, there are no income tax consequences for the option holder or us. When a nonqualified share option is exercised, in general, the option holder recognizes compensation equal to the excess, if any, of the fair market value of the Class A common shares on the date of exercise over the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder.

        When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess, if any, of the fair market value of the Class A common shares on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder disposes of Class A common shares after the option holder has held the Class A common shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain to the option holder. We are not entitled to a deduction. If the option holder makes a “disqualifying disposition” of the Class A common shares by disposing of the Class A common shares before such shares have been held for the holding period described above, the option holder generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the Class A common shares on the date the incentive stock option was exercised, or, if less, the amount received on the disposition, over (2) the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder.

        When a share appreciation right is granted, there are no income tax consequences for the participant or us. When a share appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the Class A common shares received upon exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

        When a restricted share unit is granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of Class A common shares in respect of restricted share units, the participant recognizes compensation equal to the fair market value of the Class A common shares received. We are entitled to a deduction equal to the compensation recognized by the participant.

Employee Awards

        On the date of the consummation of the offering, we intend to grant awards of restricted share units and options to purchase our Class A common shares to some of our partners, former partners, employees and former U.S. employees pursuant to a formula adopted by the board of directors. The restricted share units and options will be granted under the share incentive plan described above.

Restricted Share Units and Options

        Each restricted share unit awarded to a participant will represent an unfunded, unsecured right, which is nontransferable except in the event of death, of the participant to receive a Class A common share on the date specified in the participant’s award agreement. A participant who receives an award of restricted share units will not have any rights as a shareholder until the Class A common shares underlying the award are issued and allotted. Except as noted below, no additional service will be required to obtain delivery of the underlying Class A common shares.

        An option to purchase Class A common shares will have an exercise price generally equal to the initial public offering price per share. Subject to an option holder’s continued employment, vested options generally will remain exercisable until the tenth anniversary of the consummation of the offering.

        Specifically, we intend to grant the following awards at the time of the offering:

•
some of our employees who will be promoted to partner on September 1, 2001 will receive a grant of restricted share units which will vest on August 31, 2001, and with respect to which up to an aggregate of 16,357,175 Class A common shares generally will be deliverable in eight installments beginning 12 months after the date of grant;

•
some of our recently admitted partners will receive a grant of restricted share units which, except for 1,325,405 restricted share units which will be fully vested, will vest in five equal annual installments beginning one year after the date of grant and with respect to which up to an aggregate of 8,020,496 Class A common shares generally will be deliverable in eight installments beginning 12 months after the date of grant;

•
some of our recently admitted partners and some of our employees who will be promoted to partner on September 1, 2001 will receive a grant of options to purchase an aggregate of 14,770,000 Class A common shares that, except for options to purchase 300,000 Class A common shares that will vest 30 months after the date of grant, will vest in five equal annual installments beginning one year after the date of grant;

•
some of our former partners will receive a grant of restricted share units with respect to which up to an aggregate of 15,042,077 Class A common shares will be deliverable either 12 or 24 months after the date of grant;

•
employees who are current holders of eUnits, employees in good standing and some of our former U.S. employees will receive a grant of restricted share units with respect to which up to an aggregate of 17,500,000 Class A common shares will be deliverable 18 months after the date of grant and up to an aggregate of 17,500,000 Class A common shares will be deliverable 36 months after the date of grant; and

•
some of our managers, senior managers and associate partners will receive a grant of options to purchase an aggregate of 82,500,000 Class A common shares that will vest in four equal annual installments beginning one year after the date of grant.

2001 Employee Share Purchase Plan

        The following description sets forth the material terms of the Accenture 2001 Employee Share Purchase Plan, which we refer to as our employee share purchase plan, and which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We currently plan to implement the employee share purchase plan shortly following the offering.

        A maximum of 75 million Class A common shares may be issued under the employee share purchase plan. The number of Class A common shares issued or reserved pursuant to the employee share purchase plan (or pursuant to outstanding awards) is subject to adjustment on account of share splits, share dividends and other dilutive changes in our Class A common shares. The Class A common shares may consist of unissued Class A common shares or previously issued Class A common shares.

Administration

        The employee share purchase plan will be administered by the compensation committee of the board of directors of Accenture Ltd. The committee will have the authority to make rules and regulations for the administration of the plan and its interpretations, and decisions with regard to the employee share purchase plan, and such rules and regulations will be final and conclusive.

Eligibility

        We currently expect that each employee of Accenture Ltd or a participating subsidiary will be eligible to participate in the employee share purchase plan, except that the committee may exclude employees (either generally or by reference to a subset thereof) (1) whose customary employment is for less than five months per calendar year or for less than 20 hours per week, (2) who own shares possessing 5% or more of the total combined voting power or value of all classes of shares of Accenture Ltd or any subsidiary or (3) who are highly compensated employees under the Internal Revenue Code of 1986, as amended.

Participation in the Plan

        Eligible employees may participate in the employee share purchase plan by electing to participate in a given offering period pursuant to procedures set forth by the committee. A participant’s participation in the employee share purchase plan will continue until the participant makes a new election, or withdraws from an offering period or the plan.

Payroll Deductions

        Payroll deductions will be made from the compensation paid to each participant for each offering period in such whole percentage not to exceed 10% as elected by the participant, provided that no participant will be entitled to purchase, during any calendar year, Class A common shares with an aggregate fair market value in excess of $25,000.

Termination of Participation in the Plan

        The committee will determine the terms and conditions under which a participant may withdraw from an offering period or the employee share purchase plan. A participant’s participation in the employee share purchase plan will be terminated upon the termination of the participant’s employment for any reason. In general, upon a termination of a participant’s employment, all payroll deductions credited to the former participant’s plan account will be returned without interest to the former participant or the former participant’s beneficiary.

Purchase of Shares

        With respect to an offering period, each participant will be granted an option to purchase Class A common shares. On the last day of each offering period or on an earlier date as determined by the committee, which we refer to as a purchase date, we will apply the funds in each participant’s account to purchase Class A common shares. The purchase price will be set by the committee, but cannot be less than 85% of the lesser of the fair market value of the Class A common shares on the grant date or the purchase date. As soon as practicable after each purchase date, the number of Class A common shares purchased by each participant will be deposited in a brokerage account established in the participant’s name. At any time after the 24 month period following the relevant purchase date, the participant may (1) transfer the Class A common shares to another brokerage account or (2) request in writing that Class A common shares be issued to the participant with respect to the whole Class A common shares in the participant’s brokerage account and that any fractional Class A common shares remaining in the account be paid in cash to the participant.

Amendment and Termination

        Our board of directors may amend, alter or discontinue the employee share purchase plan, provided, however, that no amendment, alteration or discontinuation will be made that would increase the number of Class A common shares authorized for the employee share purchase plan or, without a participant’s consent, would impair the participant’s rights and obligations under the plan.

        The employee share purchase plan will terminate upon the earliest of (1) the termination of the employee share purchase plan by our board of directors; (2) the issuance of all of the Class A common shares reserved for issuance under the plan; or (3) the tenth anniversary of the effective date of the employee share purchase plan.

Withholding

        We reserve the right to withhold from Class A common shares or cash distributed to a participant any amounts which we are required by law to withhold.

Change in Control

        In the event of a change in control, the committee may take any actions it deems necessary or desirable with respect to any option as of the date of the consummation of the change in control.

United States Federal Income Tax Consequences of Participation in the Employee Share Purchase Plan

        The following discussion of the United States federal income tax consequences relating to the employee share purchase plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

        Upon the purchase of the Class A common shares, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Class A common shares on the purchase date over the purchase price paid by the participant for the Class A common shares, and we will be entitled to a corresponding deduction for federal income tax purposes. In addition, upon the disposition of the Class A common shares, the participant will recognize a capital gain or loss in an amount equal to the difference between the selling price of the Class A common shares and the fair market value of the Class A common shares on the purchase date. We will not receive a deduction for federal income tax purposes with respect to any capital gain or loss recognized by a participant.

        Alternatively, if the employee share purchase plan qualifies as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, different tax consequences will apply. Under the Internal Revenue Code, no taxable income is generally recognized by a participant either as of the grant date or as of the purchase date. Depending upon the length of time the acquired Class A common shares are held by the participant, the federal income tax consequences will vary. If the Class A common shares are held for a period of two years or more from the grant date and for at least one year from the purchase date (the “required period”), and are sold at a price in excess of the purchase price paid by the participant for the Class A common shares, the gain on the sale of the Class A common shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the Class A common shares on the grant date exceeded the purchase price or (2) the amount by which the fair market value of the Class A common shares at the time of their sale exceeded the purchase price. Any portion of the gain not taxed as ordinary income will be treated as long-term capital gain. If the Class A common shares are held for the required period and are sold at a price less than the purchase price paid by the participant for the Class A common shares, the loss on the sale will be treated as a long-term capital loss to the participant. We will not be entitled to any deduction for federal income tax purposes for the Class A common shares held for the required period that are subsequently sold by the participant, whether at a gain or loss.

        If a participant disposes of Class A common shares within the required period (a “disqualifying disposition”), the participant will recognize ordinary income in an amount equal to the difference between the purchase price paid by the participant for the Class A common shares and the fair market value of the Class A common shares on the purchase date, and we will be entitled to a corresponding deduction for federal income tax purposes. In addition, if a participant makes a disqualifying disposition at a price in excess of the purchase price paid by the participant for the Class A common shares, the participant will recognize a capital gain in an amount equal to the difference between the selling price of the Class A common shares and the fair market value of the Class A common shares on the purchase date. Alternatively, if a participant makes a disqualifying disposition at a price less than the fair market value of the Class A common shares on the purchase date, the participant will recognize a capital loss in an amount equal to the difference between the fair market value of the Class A common shares on the purchase date and the selling price of the Class A common shares. We will not receive a deduction for federal income tax purposes with respect to any capital gain recognized by a participant who makes a disqualifying disposition.

Other Information

        As of May 31, 2001, more than 75,000 of our employees would have been eligible for participation in the employee share purchase plan. Because the benefits conveyed under the employee share purchase plan are contingent upon, among other things, the amount of contributions participating employees make on a voluntary basis, it is not possible to predict what benefits eligible employees will receive under the employee share purchase plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reorganization and Related Transactions

        We have completed or will complete a number of transactions in order to have Accenture assume the corporate structure described in this prospectus.

        The principal reorganization transactions and related transactions are summarized below.

Reorganization Transactions

•
Our partners received shares in our global corporate structure in lieu of their interests in our local business operations. Our partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received an aggregate of 587,296,594 Accenture SCA Class I common shares in lieu of their interests in our local operations in those countries. Our partners in Canada and New Zealand received an aggregate of 8,160,742 Accenture Canada Holdings exchangeable shares in lieu of their interests in our local operations in those countries. Our partners elsewhere received an aggregate of 212,257,238 Accenture Ltd Class A common shares in lieu of their interests in our local operations in the relevant countries. Most of our partners receiving Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received a corresponding number of Accenture Ltd Class X common shares. Class X common shares entitle the holder to voting rights in Accenture Ltd but no economic rights. Some of our partners will not hold Class X common shares and accordingly will not have voting rights in Accenture Ltd. For more information see “Accenture Organizational Structure” and “Description of Share Capital.”

•	In connection with our transition to a corporate structure, each partner’s paid-in capital has been returned to that partner.

Related Transactions

•
On the date of the consummation of the offering, we intend to grant restricted share units and options to purchase our Class A common shares to some of our employees and partners. The restricted share units represent the right to receive up to an aggregate of 74,419,748 Class A common shares valued at $1,079 million at no future cost (except applicable taxes) to our employees or partners. The options represent the right to purchase up to an aggregate of 97,270,000 Class A common shares at an exercise price generally equal to the initial public offering price per share. See “Management—Employee Awards.”

•
We expect to distribute to our partners any earnings undistributed as of the date of the consummation of our transition to a corporate structure in one or more installments on or prior to December 31, 2001.

•
After the consummation of the offering, we and several of our partners expect to make a contribution of cash, Accenture SCA Class I common shares or Accenture Ltd Class A common shares to Accenture Foundation, Inc., a New York not-for-profit corporation, or to comparable entities in other jurisdictions.

Voting Agreement

        Following is a description of the material terms of the voting agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons and Shares Covered

        Accenture Ltd and each of our partners who owns Accenture Ltd Class A or Class X common shares have entered into a voting agreement and each other person who becomes a partner will be required to enter into the voting agreement. We refer to the parties to the voting agreement, other than Accenture Ltd, as “covered persons.”

        The Accenture Ltd shares covered by the voting agreement generally include (1) any Accenture Ltd Class X common shares that are held by a partner, (2) any Accenture Ltd Class A common shares beneficially owned by a partner at the time in question and also as of or prior to the offering and (3) any Accenture Ltd Class A common shares if they are received from us while our employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by us. We refer to the shares covered by the voting agreement as “covered shares.” Accenture Ltd Class A common shares purchased by a covered person in the open market or, subject to certain limitations, in a subsequent underwritten public offering, will generally not be subject to the voting agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the voting agreement described below under “—Voting.”

        Each partner elected after the offering will agree in the voting agreement to own at least 5,000 Class A common shares by the end of the third year after that covered person becomes a partner and to hold at least that number of shares for so long as that covered person is a partner.

Transfer Restrictions

        By entering into the voting agreement, each covered person has agreed, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter;

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture; and

•	comply with the underwriters’ 180-day lock-up arrangement described under “Underwriting” and with certain other transfer restrictions when requested to do so by Accenture.

        Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of the offering as follows:

Cumulative percentage of shares permitted to be transferred	Years after offering
10%	1 year
25%	2 years
35%	3 years
45%	4 years
55%	5 years
65%	6 years
75%	7 years
100%	The later of (a) 8 years and (b) end of employment at Accenture

        Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on the first anniversary of the offering. In addition, beginning one year after the offering, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who become disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares one year after the offering. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.

        If Accenture approves in writing a covered person’s pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.

        All transfer restrictions applicable to a covered person under the voting agreement, except for the underwriters’ 180-day lock-up, terminate upon death.

        Notwithstanding the transfer restrictions described in this summary, Class X common shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X common shares or with the consent of Accenture Ltd.

        Accenture Canada Holdings exchangeable shares held by covered persons are also subject to the transfer restrictions in the voting agreement.

        For a description of the waiver provisions relating to these transfer restrictions, see “—Waivers and Adjustments” below.

Other Restrictions

        The voting agreement also prevents covered persons from engaging in the following activities with any person who is not a party to the voting agreement or a director, officer or employee of Accenture:

•	participating in a proxy solicitation with respect to shares of Accenture;

•	depositing any covered shares in a voting trust or subjecting any of these shares to any voting agreement or arrangement;

•	forming, joining or in any way participating in a “group” that agrees to vote or dispose of shares of Accenture in a particular manner;

•	except as provided in the partner matters agreement, proposing certain transactions with Accenture;

•	seeking the removal of any member of the board of directors of Accenture Ltd or any change in the composition of Accenture Ltd’s board of directors;

•	making any offer or proposal to acquire any securities or assets of Accenture; or

•	participating in a call for any special meeting of the shareholders of Accenture Ltd.

Voting

        Under the voting agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.

        Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are our employees will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd’s constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are our employees will be voted against the proposal unless at least 66 2 /3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.

        As a result of these voting arrangements and the fact that the shares voted pursuant to the preliminary vote will initially comprise approximately 82% of the voting shares of Accenture Ltd, or 80% if the underwriters exercise their overallotment option in full, our partners will effectively control all votes of shareholders of Accenture Ltd.

        So long as the covered shares owned by covered persons that are our employees represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the voting agreement.

        See “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.”

Term and Amendment

        The voting agreement will continue in effect until the earlier of 50 years from the date of the voting agreement and the time it is terminated by the vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement may generally be amended at any time by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

Waivers and Adjustments

        The transfer restrictions and the other provisions of the voting agreement may be waived at any time by the partners representatives to permit covered persons to:

•	participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;

•	transfer covered shares to charities, including charitable foundations;

•	transfer covered shares held in employee benefit plans; and

•	transfer covered shares in particular situations (for example, to immediate family members and trusts).

        Subject to the foregoing, the provisions of the voting agreement may generally be waived by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are our employees. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.

        In any event, Accenture Ltd will agree in the underwriting agreement not to waive the underwriters’ 180-day lock-up without the consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.

Administration and Resolution of Disputes

        The terms and provisions of the voting agreement will be administered by the partners representatives, which will consist of persons who are both partners of Accenture and members of Accenture Ltd’s board of directors and who agree to serve in such capacity. The partners representatives will have the sole power to enforce the provisions of the voting agreement. No persons not a party to the voting agreement are beneficiaries of the provisions of the voting agreement.

Accenture SCA Transfer Rights Agreement

        Following is a description of the material terms of the transfer rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons and Shares Covered

        Accenture SCA and each of our partners who own shares of Accenture SCA have entered into a transfer rights agreement. We refer to parties to the transfer rights agreement, other than Accenture SCA, as “covered persons.”

        The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. We refer to the shares covered by the transfer rights agreement as “covered shares.”

Transfer Restrictions

        The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter;

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture; and

•	comply with certain other transfer restrictions when requested to do so by Accenture.

        Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of the offering as follows:

Cumulative percentage of shares permitted to be transferred	Years after offering
10%	1 year
25%	2 years
35%	3 years
45%	4 years
55%	5 years
65%	6 years
75%	7 years
100%	The later of (a) 8 years and (b) end of employment at Accenture

        Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on the first anniversary of the offering. In addition, beginning one year after the offering, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who become disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares one year after the offering. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.

        In addition, at any time after the third anniversary of the date of the consummation of our transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or by delivering Accenture Ltd Class A common shares.

        If Accenture approves in writing a covered person’s pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.

        All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.

        For a description of the waiver provisions relating to these transfer restrictions, see “—Waivers and Adjustments” below.

Term and Amendment

        The transfer rights agreement will continue in effect until the earlier of 50 years from the date of the transfer rights agreement and the time it is terminated by the vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture SCA.

Waivers and Adjustments

        The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee to permit covered persons to:

•	participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;

•	transfer covered shares to charities, including charitable foundations;

•	transfer covered shares held in employee benefit plans; and

•	transfer covered shares in particular situations (for example, to immediate family members and trusts).

        Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.

Administration and Resolution of Disputes

        The terms and provisions of the transfer rights agreement will be administered by the Accenture SCA partners committee, which will consist of persons who are both partners of Accenture and members of the supervisory board of Accenture SCA and who agree to serve in such capacity. The Accenture SCA partners committee will have the sole power to enforce the provisions of the transfer rights agreement. No persons not a party to the transfer rights agreement are beneficiaries of the provisions of the transfer rights agreement.

Partner Matters Agreement

        Following is a description of the material terms of the partner matters agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General; Persons and Shares Covered

        Accenture Ltd and, with limited exceptions, each of our partners have entered into a partner matters agreement and each other person who becomes a partner will be required to enter into the partner matters agreement. The purpose of the partner matters agreement is to establish procedures for continued involvement of our partners in the management of Accenture. Partners will vote in partner matters votes held in accordance with the partner matters agreement based on, generally, (1) all Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares held by a partner if they were received from us as a partner or in connection with becoming a partner and (2) all Accenture Ltd common shares otherwise acquired by a partner if the acquisition is required by us. Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares acquired as our employee, prior to becoming a partner, will not be relevant to a partner’s vote in a partner matters vote. Accenture Ltd common shares purchased by partners in the open market will also not be relevant to a partner’s vote in a partner matters vote, unless such purchase was required by us.

        The partner matters agreement provides, among other things, mechanisms for our partners to:

•	select, for three to five years after the offering, five partner nominees for membership on the board of directors of Accenture Ltd;

•
make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after the offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

        Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee will prepare a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2 /3% partner matters vote, it is (1) subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of the unit allocation for the executive officers, binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), unless otherwise determined by the board of directors and (2) submitted to the compensation committee of the board of directors as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.

        After the consummation of the offering, partners will continue to vote on the admission of new partners. New partners will be approved by a 66 2 /3% partner matters vote.

Term and Amendment; Waivers and Adjustments

        The partner matters agreement will continue in effect until it is terminated by a 66 2 /3% partner matters vote.

        Any partner who ceases to be a partner of Accenture will no longer be a party to the partner matters agreement. The partner matters agreement may generally be amended or waived at any time by a 66 2 /3% partner matters vote.

Administration and Resolution of Disputes

        The terms and provisions of the partner matters agreement will be administered by the partner matters representatives, who will consist of persons who are both partners of Accenture and members of Accenture Ltd’s board of directors and who agree to serve in such capacity. The partner matters representatives will have the sole power to enforce the provisions of the partner matters agreement. No persons not a party to the partner matters agreement are beneficiaries of the provisions of the partner matters agreement.

Non-Competition Agreement

        Following is a description of the material terms of the non-competition agreements, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons Covered

        Each of our partners as of the date of the consummation of our transition to a corporate structure has entered into a non-competition agreement.

Restricted Activities

        Each partner party to a non-competition agreement has agreed that, for a “restricted period” ending on the later of five years following the date of the offering or 18 months following the termination of that partner’s employment with us or our affiliates, he or she will not (1) associate with and engage in consulting services for any competitive enterprise or (2) solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services, perform consulting services for any client or prospective client, or interfere with or damage any relationship between us and a client or prospective client.

        In addition, each partner has agreed that for the restricted period he or she will not solicit or employ any Accenture employee or any former employee who ceased working for us within an eighteen-month period before or after the date on which the partner’s employment with us or our affiliates terminated.

Enforcement

        Each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, we would be entitled to equitable relief restraining that partner from committing any violation of the non-competition agreement. In addition, each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, he or she will pay to us a predetermined amount as and for liquidated damages and that those liquidated damages will be secured by that partner’s shares pursuant to a pledge agreement, which has been entered into by the parties. Notwithstanding the pledge agreement, partners will be permitted to dispose of their pledged securities in accordance with the terms of the voting agreement or the transfer rights agreement, as the case may be, and to receive the proceeds from such dispositions.

        Because the laws concerning the enforcement of non-competition agreements vary, we may not be able to strictly enforce these terms in all jurisdictions.

Waiver and Termination

        We may waive non-competition agreements or any portion thereof with the consent of, and in the discretion of, the chief executive officer of Accenture Ltd. The non-competition agreements will terminate upon a change in control of Accenture Ltd.

Partner Liquidity Arrangements

        We expect to make arrangements with third-party lenders for some partners to increase their personal liquidity by enabling them to borrow up to a year’s projected income during the first two years after the completion of the offering. These loans are intended solely for the purpose of increasing the personal liquidity of those partners for the period immediately following the offering. We expect that loans will be made available at competitive rates and will be secured by all or a portion of the individual partner’s restricted shares, which, as discussed under “—Non-Competition Agreement,” will also secure the partner’s obligations under a non-competition agreement. The proceeds of any sale of shares will be applied first to reduce the outstanding loan balance. We expect that all loans will be repayable in full upon the earlier of (1) that partner leaving us or (2) four years after the date of completion of the offering.

Partner Tax Costs

        We have informed our partners that if a partner reports for tax purposes the reorganization transactions described in this prospectus in a manner satisfactory to us, we will provide a legal defense to that partner if his or her reporting position is challenged by the relevant tax authority. In the event such a defense is unsuccessful, and the partner is then subject to extraordinary financial disadvantage, we will review such circumstances for any individual partner and find an appropriate way to avoid severe financial damage to an individual partner.

Relationship with Andersen Worldwide and Arthur Andersen

Arbitration Award and Separation

        Until August 7, 2000, we had contractual relationships with Andersen Worldwide and Arthur Andersen under certain agreements whereby we and our “member firms,” which are now our subsidiaries, on the one hand, and Arthur Andersen and its member firms, on the other hand, were two stand-alone business units linked through various member firm agreements to Andersen Worldwide, a single coordinating entity. On December 17, 1997, the Accenture member firms requested binding arbitration of claims that Andersen Worldwide and the member firms of Arthur Andersen, among other things, had breached or failed to perform material obligations owed to the Accenture member firms under the member firm agreements.

        On August 7, 2000, the parties to the arbitration were notified that the tribunal appointed by the International Chamber of Commerce in its final award, dated July 28, 2000, had ruled that Andersen Worldwide had breached its material obligations under the member firm agreements and that the Accenture member firms were excused from any further obligations to Andersen Worldwide and Arthur Andersen as of August 7, 2000. Under the terms of the final award, Accenture, and each of the member firms comprising it, was required to cease using the Andersen name or any derivative thereof, no later than December 31, 2000. On January 1, 2001, we began to conduct business under the name Accenture.

        On December 19, 2000, Andersen Worldwide and Arthur Andersen LLP, on behalf of themselves and all other Arthur Andersen member firms, partners, shareholders and others, and Accenture Partners, S.C. and Accenture LLP, on behalf of themselves and all other Accenture member firms, partners, shareholders and others, executed a binding memorandum of understanding agreement to settle and resolve all existing and potential disputes among the parties concerning the implementation of the final award and the separation of the Accenture member firms from Andersen Worldwide and Arthur Andersen, including the discharge and release of all obligations of parties under the terminated member firm agreements between the Accenture member firms and Andersen Worldwide. The memorandum of understanding agreement provided for the parties to enter into a number of definitive agreements with respect to services, subleases, releases and indemnities and to finalize other arrangements among the parties. It also contained provisions for specified uses by Accenture of its former name. On March 1, 2001, Accenture, Andersen Worldwide and Arthur Andersen completed implementation of the memorandum of understanding agreement by executing releases and indemnities, finalizing other arrangements among the parties and entering into services agreements under which:

•	Arthur Andersen will provide services, including tax services, to Accenture for six years for $60 million per year.

•
Arthur Andersen will provide accommodations and related facility use services to Accenture at its training facility in St. Charles, Illinois, for specified occupancy rates for five years for $60 million per year.

•	Accenture will provide Arthur Andersen with consulting services at no cost to Arthur Andersen for five years up to $22.5 million per year at our published billing rate.

Tax Sharing Agreement

        During our association with Andersen Worldwide and Arthur Andersen, we agreed to allocate specified responsibilities and obligations relating to the preparation and filing of tax returns, the payment of tax liabilities and the control and contest of administrative or legal proceedings relating to tax matters between our two groups. On March 1, 2001, in connection with the separation from Andersen Worldwide and Arthur Andersen, Accenture has entered into a tax sharing agreement with Andersen Worldwide and Arthur Andersen which describes how any unresolved tax matters will be addressed following our separation from those entities. In general, liability for specified additional taxes relating to joint business returns of Accenture and Andersen Worldwide and Arthur Andersen for taxable periods ending on or before the separation will be allocated between us and Andersen Worldwide and Arthur Andersen as if we were not associated with one another at the time the taxes arose. Liability for all other taxes relating to taxable periods ending on or before the separation will be allocated to the party responsible for preparing and filing the tax return with respect to those taxes. The contest of audits and administrative or court proceedings relating to these taxes will generally be controlled by the party responsible for filing the tax returns that are the subject of the audit or proceeding.

PRINCIPAL SHAREHOLDERS

        The table below sets forth information regarding beneficial ownership of Accenture Ltd Class A common shares immediately after our transition to a corporate structure but prior to the consummation of the offering, and as adjusted to reflect the sale of Accenture Ltd Class A common shares in the offering, held by:

•	each holder who is known to us to be the beneficial owner of more than 5% of any class of Accenture Ltd outstanding common shares;

•	each director and named executive officer of Accenture Ltd; and

•	all directors and named executive officers of Accenture Ltd as a group.

        Immediately prior to and following the offering, our partners will own an aggregate of 212,257,238 Accenture Ltd Class A common shares and an aggregate of 514,124,356 Accenture Ltd Class X common shares. Two Dutch foundations, Stichting Naritaweg I and Stichting Naritaweg II, hold Accenture Ltd Class X common shares that would otherwise have been held by some of our partners. These foundations will vote these shares in any vote of Accenture Ltd shareholders in accordance with the preliminary vote taken by our partners, and our partners will accordingly control the votes of these shares, although the foundations will not participate in the preliminary vote. See “Certain Relationships and Related Transactions—Voting Agreement—Voting.” Stichting Naritaweg I holds 34,737,706, or 6%, and Stichting Naritaweg II holds 42,299,410, or 7%, of the 591,161,472 outstanding Accenture Ltd Class X common shares.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. None of our partners is selling shares in the offering.

        For purposes of the table below (1) we have assumed no exercise of the underwriters’ overallotment option and that all Accenture SCA Class I common shares (other than those held by Accenture Ltd) and Accenture Canada Holdings exchangeable shares have been redeemed or exchanged for Accenture Ltd Class A common shares on a one-for-one basis and that all Class X common shares have been redeemed by Accenture Ltd and canceled and (2) “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding Accenture Ltd Class A common shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name	Accenture Ltd Class A common shares beneficially owned	Percent of Accenture Ltd Class A common shares before the offering	Percent of Accenture Ltd Class A common shares after the offering
Directors and named executive officers:
Joe W. Forehand(1)	1,406,889	* %	* %
Stephan A. James(1)	1,187,063	*	*
Karl-Heinz Flöther(1)	926,347	*	*
Joel P. Friedman(1)	840,257	*	*
William D. Green(1)	1,087,985	*	*
Masakatsu Mori(1)	892,495	*	*
Diego Visconti(1)	945,582	*	*
Jackson L. Wilson, Jr.(1)	1,187,063	*	*
Michael G. McGrath(1)	1,143,097	*	*

All directors and named executive officers as a group (9 persons)	9,616,778	1.1%	1.0%

(1)
c/o Accenture, 1661 Page Mill Road, Palo Alto, California 94304. Excludes any common shares subject to the voting agreement referred to below that are owned by other parties to the voting agreement. While each of Joe W. Forehand, Stephan A. James, Karl-Heinz Flöther, Joel P. Friedman, William D. Green, Masakatsu Mori, Diego Visconti, Jackson L. Wilson, Jr. and Michael G. McGrath is a party to the voting agreement and the Accenture Ltd common shares beneficially owned by these persons are subject thereto, each disclaims beneficial ownership of the common shares subject to the voting agreement other than those specified above for each such person individually. See “Certain Relationships and Related Transactions—Voting Agreement” for a discussion of the voting agreement.

*	Less than 1% of Accenture Ltd Class A common shares outstanding.

DESCRIPTION OF SHARE CAPITAL

        The following summary is a description of the material terms of Accenture Ltd’s share capital. We have filed Accenture Ltd’s memorandum of continuance and bye-laws as exhibits to the registration statement of which this prospectus is a part.

General

        The authorized share capital of Accenture Ltd is $517,500 divided into:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 preferred shares, par value $0.0000225 per share.

Common Shares

        Immediately following the consummation of the offering, assuming no exercise of the underwriters’ overallotment option, Accenture Ltd will have 394,981,895 Class A common shares outstanding (including 67,724,657 fully-vested restricted share units) and 591,161,472 Class X common shares outstanding.

Voting

        Holders of Accenture Ltd’s Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy.

Mandatory Redemption

        Accenture Ltd may, at its option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd has agreed with each partner who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be.

Dividends

        Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

Liquidation Rights

        Each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

Election of Directors

        The election of the directors of Accenture Ltd is determined by a majority of the votes cast at the general meeting at which the directors are elected. Shareholders of Accenture Ltd do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors. After this offering, our partners will, assuming no exercise of the underwriters’ overallotment option, collectively control approximately 82% of such voting rights and will therefore have the power to control the election of all of the Accenture Ltd directors.

        Our board of directors has the power to appoint directors to fill vacancies on the board and, if authorized by resolution of the shareholders, to appoint additional directors.

        We expect that our board of directors will adopt non-binding guidelines providing that our directors will not be allowed to serve more than three consecutive terms, except for our Chief Executive Officer and up to two additional inside directors designated by our Chief Executive Officer.

        Under Accenture Ltd’s bye-laws, for so long as the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s voting power, a director may be removed at the direction of the partners representatives. Once the shares subject to the voting provisions of the voting agreement no longer represent a majority of Accenture Ltd’s voting power, a director may be removed at the request of not less than 75% of the other directors. Any vacancy created by the removal of a director may be filled by the board of directors.

Other Rights

        Class X common shares will not be entitled to any dividend or liquidation rights or, except as described herein, any other rights.

No Pre-emptive Rights

        Holders of common shares of Accenture Ltd have no pre-emptive rights.

Transfer

        Class A common shares are, subject to the restrictions and requirements described in this prospectus, transferable by their holders. Class X common shares are transferable by their holders only with the consent of Accenture Ltd.

Preferred Shares

        Accenture Ltd has created 2,000,000,000 authorized preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. The board of directors of Accenture Ltd has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders.

        Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

        At present, Accenture Ltd has no plans to issue any preferred shares.

Bermuda Law

        Accenture Ltd is an exempted company organized under the Companies Act 1981 of Bermuda. The rights of Accenture Ltd’s shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and Accenture Ltd’s organizational documents.

Dividends

        Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

        Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or Accenture Ltd’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Accenture Ltd’s bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast (except in the case of amendments to certain provisions of the bye-laws of Accenture Ltd such as those relating to amalgamations, discontinuances, asset sales and the appointment and resignation of directors, where an 80% majority may be required if such amendments are not approved by the board of directors). A description of the voting rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Rights in Liquidation

        Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares. A description of the specific liquidation rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Accenture Ltd’s bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

        Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Accenture Ltd’s bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum (except in certain exceptional cases where a greater number is required).

Access to Books and Records and Dissemination of Information

        Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation or continuance, its memorandum of association or continuance, including its objects and powers, and any alteration to its memorandum of association or continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. Accenture Ltd maintains its principal share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board Actions

        Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Accenture Ltd’s bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of Accenture Ltd’s board of directors.

        Accenture Ltd’s bye-laws provide that a director of Accenture Ltd may (but is not required to) in taking any action (including an action that may involve or relate to a change of control or potential change of control of Accenture Ltd) consider, among other things, the effects that the action may have on other interests or persons (including Accenture Ltd’s shareholders, our partners, retired partners and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Accenture Ltd.

Amendment of Memorandum of Continuance and Bye-laws

        Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association or continuance, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Accenture Ltd’s bye-laws may be amended by its board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast (except in limited instances, where the bye-law amendment has not been approved by the board of directors and where the approval of a resolution in favor of which the holders of not less than 80% of the voting power have voted).

        Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

        Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and Accenture Ltd’s bye-laws, the amalgamation of Accenture Ltd with another company requires the amalgamation agreement to be approved by Accenture Ltd’s board of directors and by resolution of the shareholders of Accenture Ltd.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

        Equiserve Trust Company, N.A. will serve as transfer agent and branch registrar for the Class A common shares in the United States. Reid Management Ltd will serve as transfer agent and principal registrar for the Class A common shares in Bermuda.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no public market for the Class A common shares. Although the Class A common shares have been approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for the Class A common shares. Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. Upon the completion of the offering, assuming no exercise of the underwriters’ overallotment option, Accenture Ltd will have 394,981,895 Class A common shares outstanding, including 67,724,657 Class A common shares underlying restricted share units that are fully vested or scheduled to fully vest prior to the end of the current fiscal year. Our partners will also hold Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, which may be redeemed or exchanged for Class A common shares on a one-for-one basis. Of the outstanding number of Class A common shares, 115,000,000 Class A common shares to be sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933. In addition:

•
212,257,238 Class A common shares held by our partners will be subject to the transfer restrictions described under “Certain Relationships and Related Transactions—Voting Agreement” and, unless these restrictions are waived, will be subject to the underwriters’ lock-up described under “Underwriting” and will be eligible for resale pursuant to Rule 144 under the Securities Act after one year as described below.

•
587,296,594 Class A common shares issuable upon redemption or exchange of Accenture SCA Class I common shares and 8,160,742 Class A common shares issuable upon exchange of Accenture Canada Holdings exchangeable shares held by our partners will be subject to the transfer restrictions described under “Certain Relationships and Related Transactions—Accenture SCA Transfer Rights Agreement” and “—Voting Agreement” and, unless these restrictions are waived, will be subject to the underwriters’ lock-up described under “Underwriting” and will be eligible for resale pursuant to Rule 144 under the Securities Act one year after redemption or exchange as described below.

The Class A common shares held by our partners and the Class A common shares that may be received by our partners in exchange for their Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares will be “restricted” securities within the meaning of Rule 144. These restricted securities may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. We currently expect that we will file a registration statement with the Securities and Exchange Commission, which may be pursuant to a registration rights agreement in customary form for the benefit of the holders of these shares, in order to register the issuance of Accenture Ltd Class A common shares delivered upon the redemption or exchange of these shares or to register the reoffer and resale of these shares if they are not transferable to the public in accordance with Rule 144 and to the extent they are not subject to the transfer restrictions described under “Certain Relationships and Related Transactions—Voting Agreement—Transfer Restrictions” or the Underwriters’ lock-up described under “Underwriting.” As a result, these shares will be freely transferable to the public unless the shares are acquired by an “affiliate” of Accenture Ltd. Any share acquired by an “affiliate” of Accenture Ltd will be transferable to the public in accordance with Rule 144.

•	74,419,748 Class A common shares underlying restricted share units generally will be deliverable as follows:

Number of Shares	Months After Offering
9,694,907	12
17,500,000	18
11,441,587	24
19,937,768	36
2,437,768	48
2,437,768	60
2,437,768	72
2,437,766	84
6,094,416	96

•
 Of the 97,270,000 Class A common shares subject to options described under “Management—Employee Awards,” 14,470,000 will become exercisable in five equal annual installments beginning one year after the date of grant, 82,500,000 will become exercisable in four equal annual installments beginning one year after the date of grant and 300,000 will become exercisable 30 months after the date of grant.

•
Up to 3,000,000 Class A common shares acquired by some of our former partners in the offering will be subject to the Transfer restrictions described under “Underwriting” and otherwise will be freely tradable without restriction or further registration under the Securities Act.

        Except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Accenture Ltd and its partners have agreed not to dispose of any of their common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to specified exceptions, including an exception that permits Accenture Ltd to issue a number of shares equal to 10% of the Class A common shares to be outstanding immediately following the offering (assuming our partners’ holdings of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis) in connection with acquisitions provided that the recipients of those shares agree to be bound by the lock-up agreement for the duration of the 180 days.

        To the extent not otherwise freely tradable or able to be sold under an exemption contained in Rule 144, we currently expect that we will file a registration statement with the Securities and Exchange Commission in order to register the reoffer and resale of the Class A common shares issued pursuant to the restricted share units and options to purchase Class A common shares described under “Management —Employee Awards.” As a result, any Class A common shares delivered or purchased pursuant to these awards will, subject to applicable contractual restrictions, be freely transferable to the public unless the Class A common shares are acquired by an “affiliate” of Accenture Ltd. Any Class A common shares acquired by an “affiliate” of Accenture Ltd will be transferable to the public in accordance with Rule 144.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

•	one percent of the then outstanding Class A common shares; or

•
the average weekly trading volume in Class A common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Class A common shares that are not restricted securities within the meaning of that rule. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

        The ability of our board of directors to grant registration rights to our partners, together with the ability of the partners representatives under the voting agreement to waive the transfer restrictions thereunder, could, if exercised, permit these partners to sell significant amounts of Class A common shares at any time following the 180-day period after the offering. See “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—Our share price may decline due to the large number of shares eligible for future sale.”

CERTAIN INCOME TAX CONSEQUENCES

Taxation of Accenture Ltd

        Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. The maximum annual government fee applicable to us is currently $27,825, and we expect to be subject to the maximum fee.

Taxation of Holders

Bermuda Tax Considerations

        Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda). See “Taxation of Accenture Ltd” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Class A common shares by beneficial owners who purchase the Class A common shares in connection with their initial issuance, that hold the Class A common shares as capital assets and that are United States persons under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, you are a United States person if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect, and is for general purposes only. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the transaction. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

        This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding Class A common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries; or

•	a person whose functional currency is not the United States dollar.

        If a partnership holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisor.

        You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the Class A common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

        Taxation of Dividends

        The gross amount of distributions you receive on your Class A common shares will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it. You will not be entitled to claim a dividends received deduction, generally allowed to United States corporations in respect of dividends received from other United States corporations, with respect to distributions you receive from us. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares, and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange.

        If, for United States federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income; and

•	United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.

        Foreign Personal Holding Company

        A foreign corporation will be classified as a foreign personal holding company if:

•
at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•
the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

        If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our (or our relevant non-United States subsidiary’s) undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In addition, if we were classified as a foreign personal holding company, shareholders who acquired our shares from decedents would not receive a “stepped-up” basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

        Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test in a given year. To the extent we have gross income, we are also likely to satisfy the income test and be treated as a foreign personal holding company. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income because we do not expect to have any material amounts of net taxable income. In the unlikely event we have net taxable income, we intend to distribute it to you so as to avoid having taxable income imputed to you under these rules.

        In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If any of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of that subsidiary may be deemed paid to us as a dividend, with the result that you could be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. In addition, your tax basis in the shares of the foreign personal holding company would be increased by the amount of the income inclusion. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

        Depending on a variety of factors, it is possible that we and/or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

        Disposition of the Class A Common Shares

        When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Subject to any basis adjustments described in “—Foreign Personal Holding Company,” your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be taxed at a maximum tax rate of 20%. Your ability to deduct capital losses is subject to limitations.

        Information Reporting and Backup Withholding

        In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the Class A common shares or the proceeds received on the sale, exchange or redemption of those Class A common shares paid to you within the United States and, in some cases, outside of the United States. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

UNDERWRITING

        Accenture Ltd and the underwriters for the U.S. offering (the “U.S. underwriters”) named below have entered into an underwriting agreement with respect to the shares being offered in the United States. With specific conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the joint book-running managers of the offering. They, together with Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc., J.P. Morgan Securities Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC and ABN AMRO Rothschild LLC, are the representatives of the U.S. underwriters.

U.S. underwriters	Number of Shares
Goldman, Sachs & Co.	17,618,000
Morgan Stanley & Co. Incorporated	17,618,000
Credit Suisse First Boston Corporation	8,993,000
Deutsche Banc Alex. Brown Inc.	8,993,000
J.P. Morgan Securities Inc.	8,993,000
Salomon Smith Barney Inc.	8,993,000
Banc of America Securities LLC	4,496,500
Lehman Brothers Inc.	4,496,500
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	4,496,500
UBS Warburg LLC	4,496,500
ABN AMRO Rothschild LLC	2,346,000
Advest, Inc.	345,000
Robert W. Baird & Co. Incorporated	345,000
M.R. Beal & Company	345,000
Bear, Stearns & Co. Inc.	345,000
Chatsworth Securities LLC	345,000
Dresdner Kleinwort Wasserstein Securities LLC	345,000
A.G. Edwards & Sons, Inc.	345,000
Epoch Securities, Inc.	345,000
Janney Montgomery Scott LLC	345,000
Edward D. Jones & Co. L.P.	345,000
Legg Mason Wood Walker, Incorporated	345,000
McDonald Investments Inc., A Keycorp Company	345,000
Needham & Company, Inc.	345,000
Prudential Securities Incorporated	345,000
Muriel Siebert & Co., Inc.	345,000
Sturdivant & Co., Inc.	345,000
Thomas Weisel Partners LLC	345,000
Wit Soundview Corporation	345,000

Total	97,750,000

        If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to 14,662,500 additional shares from Accenture Ltd to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        Accenture Ltd will sell the shares to the U.S. underwriters at a per share price of $13.82, which represents a fixed percentage discount from the initial public offering price set forth on the cover page of this prospectus. This discount is the U.S. underwriters’ compensation.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by Accenture Ltd. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters’ option to purchase additional shares.

	Paid by Accenture Ltd (1)
	No Exercise	Full Exercise
Per Share	$ 0.68	$ 0.68
Total	$66,470,000	$76,440,500

(1)	In addition, Accenture Ltd will reimburse the U.S. underwriters up to $25,000 for Blue Sky fees and expenses.

        Shares sold by the U.S. underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the U.S. underwriters to securities dealers may be sold at a discount of up to $0.41 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Accenture Ltd has entered into an underwriting agreement with the international underwriters (the “International underwriters,” and, together with the U.S. underwriters, the “Underwriters”) for the sale of 17,250,000 shares outside of the United States in addition to the 97,750,000 shares offered in the United States. The terms and conditions of both offerings are the same and the sales of shares in both offerings are conditioned on each other. Goldman Sachs International and Morgan Stanley & Co. International Limited are the joint book-running managers of the international offering. They, together with Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, J.P. Morgan Securities Ltd., Salomon Brothers International Limited, Banc of America Securities Limited, Lehman Brothers International (Europe), Merrill Lynch International, UBS AG, acting through its business group UBS Warburg and ABN AMRO Rothschild, are the representatives of the International underwriters for the international offering outside of the United States. Accenture Ltd has granted the International underwriters a similar option to purchase up to an aggregate of an additional 2,587,500 shares.

        A prospectus in electronic format may be made available on the Web sites maintained by one or more of the joint book-running managers of the offering and may also be made available on Web sites maintained by other Underwriters. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to Underwriters that may make Internet distributions on the same basis as other allocations.

        Except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Accenture Ltd and its partners have agreed not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to specified exceptions, including an exception that permits Accenture Ltd to issue a number of shares equal to 10% of the Class A common shares to be outstanding immediately following the offering (assuming our partners’ holdings of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis) in connection with acquisitions provided that the recipients of those shares agree to be bound by the lock-up agreement for the duration of the 180 days. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Accenture Ltd and Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Accenture Ltd’s historical performance, estimates of the business potential and earnings prospects of Accenture Ltd, an assessment of Accenture Ltd’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The Class A common shares will be listed on the New York Stock Exchange under the symbol ‘‘ACN.” In order to meet one of the requirements for listing the Class A common shares on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the Underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares from Accenture Ltd in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the Underwriters in the open market prior to the completion of the offering.

        The Underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Accenture Ltd’s Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on New York Stock Exchange, in the over-the-counter market or otherwise.

        The Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

        The Underwriters have reserved for sale, at the initial public offering price, approximately 3,000,000 Class A common shares offered hereby for retired partners designated by Accenture who have expressed an interest in purchasing such Class A common shares in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. We intend to require these retired partners to agree not to transfer these Class A common shares for a period of six months following the offering.

        Accenture Ltd estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $18 million, which includes filing, registration and listing fees as well as legal and accounting fees and expenses and printing costs.

        Accenture Ltd and Accenture SCA have agreed to indemnify the several Underwriters against specific liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the issuance of the Class A common shares offered by this prospectus. Mello Jones & Martin, Bermuda, will pass upon the validity of the issuance of the Class A common shares for the underwriters. Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett as to matters of United States and New York law. The underwriters are being represented as to United States legal matters by Latham & Watkins.

EXPERTS

        The combined financial statements as of August 31, 1999 and 2000 and for each of the three years in the period ended August 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act about the securities we offer under this prospectus. This prospectus is materially complete, but does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the Class A common shares, please refer to the registration statement, including its exhibits and schedules, which you may inspect and obtain copies at prescribed rates at the public reference facilities of the Securities and Exchange Commission at the addresses provided below.

        As a result of the effectiveness of the registration statement under the Securities Act, we are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and, under that Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect those reports, proxy statements and other information and the registration statement and its exhibits and schedules, without charge, and you may make copies of them at prescribed rates at the public reference facilities of the Securities and Exchange Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Securities and Exchange Commission’s public reference facilities by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ACCENTURE LTD

COMBINED AND CONSOLIDATED BALANCE SHEETS
at August 31, 2000 and May 31, 2001
(In thousands of U.S. dollars)

	Combined Balance Sheet at August 31, 2000	Consolidated Balance Sheet at May 31, 2001
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,270,516	$ 723,708
Short-term investments	395,620	—
Receivables from clients	1,450,555	1,587,908
Unbilled services	682,935	807,921
Due from related parties	28,122	3,122
Deferred income taxes, net	—	125,924
Other current assets	171,537	226,983

Total current assets	3,999,285	3,475,566

NON-CURRENT ASSETS:
Due from related parties	81,220	31,220
Investments	509,665	382,151
Property and equipment, net	705,508	793,215
Deferred income taxes, net	—	145,448
Other non-current assets	155,619	101,677

Total non-current assets	1,452,012	1,453,711

TOTAL ASSETS	$5,451,297	$4,929,277

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Short-term bank borrowings	$ 164,765	$ 528,083
Current portion of long-term debt	29,921	3,122
Accounts payable	169,648	157,740
Due to related parties	339,877	1,363,940
Deferred revenues	948,390	927,738
Accrued payroll and related benefits	700,843	1,013,661
Taxes payable	332,821	232,697
Deferred income taxes, net	—	310,535
Other accrued liabilities	297,714	332,555

Total current liabilities	2,983,979	4,870,071

NON-CURRENT LIABILITIES:
Long-term debt	98,865	31,220
Retirement obligation	—	345,203
Deferred income taxes, net	—	98,566
Other non-current liabilities	—	840,000

Total non-current liabilities	98,865	1,314,989

MINORITY INTEREST	—	—

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Preferred shares; 2,000,000,000 shares authorized, 0 shares issued and outstanding	—	—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized, 0 and 212,335,318 shares issued and outstanding	—	5
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized, 0 and 591,161,472 shares issued and outstanding	—	13
Additional paid-in capital	—	—
Retained earnings (deficit)	—	(1,178,396)
Partners’ paid-in capital	403,483	—
Partners’ undistributed earnings	1,347,905	—
Accumulated other comprehensive income (loss)	617,065	(77,405)

Total shareholders’ equity (deficit)	2,368,453	(1,255,783)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$5,451,297	$4,929,277

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED INCOME STATEMENTS BEFORE PARTNER DISTRIBUTIONS
For the Nine Months Ended May 31, 2000 and 2001
(In thousands of U.S. dollars)
(Unaudited)

	Nine months ended
	May 31, 2000	May 31, 2001
REVENUES:
Revenues before reimbursements	$7,245,051	$ 8,666,285
Reimbursements	1,300,716	1,475,330

Revenues	8,545,767	10,141,615
OPERATING EXPENSES:
Cost of services*:
Cost of services before reimbursable expenses*	3,999,509	4,509,361
Reimbursable expenses	1,300,716	1,475,330

Cost of services*	5,300,225	5,984,691
Sales and marketing*	651,318	771,293
General and administrative costs*	936,039	1,130,724
Reorganization and rebranding costs*	—	777,234

Total operating expenses*	6,887,582	8,663,942

OPERATING INCOME*	1,658,185	1,477,673
Gain on investments, net	534,048	179,700
Interest income	45,491	59,613
Interest expense	(18,111)	(25,415)
Other income	31,993	20,793
Equity in losses of affiliates	(9,492)	(52,825)

INCOME BEFORE TAXES*	2,242,114	1,659,539
Provision for taxes	194,247	420,328

INCOME BEFORE ACCOUNTING CHANGE*	2,047,867	1,239,211
Cumulative effect of accounting change	—	187,974

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS*	$2,047,867	$ 1,427,185

*	Excludes payments for partner distributions.

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME (LOSS)/
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Nine Months Ended May 31, 2001
(In thousands of U.S. dollars)
(Unaudited)

	Preferred Shares	Class A Common Shares		Class X Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		$	No. Shares	$	No. Shares
Balance at August 31, 2000	$ —	$ —	—	$ —	—	$ —	$ —	$ 403,483	$1,347,905	$ 617,065	$ 2,368,453
Comprehensive income
Partnership income before partner distributions									1,427,185		1,427,185
Other comprehensive income (loss)
Unrealized losses on marketable securities, net of reclassification adjustment										(687,346)	(687,346)
Foreign currency translation										(7,124)	(7,124)

Other comprehensive income (loss)										(694,470)

Comprehensive income											732,715
Capital paid in by partners								146,328			146,328
Repayment of paid in capital to partners								(549,811)			(549,811)
Distribution to AW-SC									(261,988)		(261,988)
Distribution of partners’ income									(3,224,835)		(3,224,835)
Common shares issued		5	212,335	13	591,161						18
Partner retirement and vacation benefits									(466,663)		(466,663)
Transfer to retained earnings (deficit)							(1,178,396)		1,178,396		—

Balance at May 31, 2001	$ —	$ 5	212,335	$ 13	591,161	$ —	$(1,178,396)	$ —	$ —	$ (77,405)	$(1,255,783)

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED STATEMENTS OF CASH FLOWS
For the Nine Months Ended May 31, 2000 and 2001
(In thousands of U.S. dollars)
(Unaudited)

	Nine months ended
	May 31, 2000	May 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Partnership income before partner distributions	$2,047,867	$1,427,185

Adjustments to reconcile partnership income for the nine months to net cash provided by operating activities —
Depreciation	174,170	177,179
Amortization	—	137,500
Gain on sale of investments, net	(534,048)	(179,700)
Equity in losses of affiliates	9,492	52,825
eUnit charge	—	88,805
Losses on disposal of property and equipment	9,360	17,156
Other items, net	(21,034)	(6,342)
Cumulative effect of accounting change	—	(187,974)
Change in assets and liabilities—
(Increase) in receivables from clients	(154,502)	(137,353)
(Increase) in unbilled services	(203,451)	(124,986)
(Increase) in due from/(decrease) in due to related parties	(2,785)	(26,045)
(Increase) decrease in other current assets	45,428	(53,946)
Decrease in other non-current assets	6,636	37,446
(Decrease) in accounts payable	(21,291)	(11,908)
Increase (decrease) in deferred revenue	24,283	(31,445)
Increase in accrued payroll and employee benefits	108,756	178,722
Increase (decrease) in taxes payable	31,533	(100,124)
Increase (decrease) in other accrued liabilities	72,066	(34,904)
Increase in other non-current liabilities	—	634,516
Increase in deferred taxes	—	137,729

Total adjustments	(455,387)	567,151

Net cash provided by operating activities	1,592,480	1,994,336

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments	535,877	421,861
Proceeds from sales of property and equipment	—	18,659
Purchases of investments	(87,740)	(215,461)
Purchase of intangible assets	—	(157,000)
Property and equipment additions	(182,617)	(300,701)
Advances to investee	(2,500)	—

Net cash provided by (used in) investing activities	263,020	(232,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital paid in by partners	21,755	146,328
Repayment of paid-in capital to partners	(26,863)	(524,112)
Distribution of partners’ income	(1,485,712)	(1,950,301)
Payment to AW-SC	—	(313,832)
Payment to escrow	(229,776)	—
Repayments of long-term debt	—	(19,653)
Proceeds from issuance of short-term bank borrowings	269,236	749,323
Repayments of short-term bank borrowings	(176,838)	(389,131)

Net cash used in financing activities	(1,628,198)	(2,301,378)
Effect of exchange rate changes on cash and cash equivalents	(40,532)	(7,124)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	186,770	(546,808)
CASH AND CASH EQUIVALENTS, beginning of period	1,110,592	1,270,516

CASH AND CASH EQUIVALENTS, end of period	$1,297,362	$ 723,708

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)
(Unaudited)

1.    BASIS OF PRESENTATION

Principles of Consolidation

        The consolidated financial statements include the accounts of Accenture Ltd (“Accenture”), a Bermuda company, and its controlled subsidiary companies. In May 2001, the Accenture Worldwide Organization completed a transition to a corporate structure with Accenture Ltd becoming the holding company.

        Accenture Ltd’s only business is to hold shares and to act as the sole general partner of its subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture operates its business through Accenture SCA and subsidiaries of Accenture SCA. Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. Accenture Ltd has a 52% voting interest and a 26% economic ownership interest in Accenture SCA.

        Prior to the transition to a corporate structure, the Accenture Worldwide Organization operated as a series of related partnerships and corporations under the control of its partners. In connection with the transition to a corporate structure, the partners have received Accenture Ltd Class A common shares or, in the case of partners resident in specified countries, Class I common shares issued by Accenture SCA or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA, in lieu of their interests in these partnerships and corporations. The transition to a corporate structure has been accounted for as a reorganization at carryover basis as there are no changes in the rights, obligations or economic interests of Accenture’s partners upon the exchange of their interests for shares in Accenture Ltd, Accenture SCA or Accenture Canada Holdings Inc., except for those applied consistently among the partners or those resulting from Accenture’s transition from a series of related partnerships and corporations to a corporate structure. The shares of Accenture SCA and Accenture Canada Holdings Inc. held by the partners are treated as a 74% minority interest in the consolidated financial statements of Accenture Ltd. However, the future exchange and/or redemption of Accenture SCA shares or Accenture Canada Holdings Inc. exchangeable shares will be accounted for at carryover basis. Accenture has incurred reorganization costs resulting from the transition to a corporate structure. These costs include approximately $445,000 of indirect taxes, such as capital and stamp duty imposed on transfers of assets among group members, and $59,500 of other reorganization costs primarily consisting of professional fees and out-of-pocket costs associated with the transition.

        The accompanying financial statements for periods prior to May 31, 2001 have been prepared on a combined basis and reflect the accounts of the Accenture Worldwide Organization, including Accenture Partners Société Coopérative and the Member Firms and their controlled entities.

        The accompanying unaudited financial statements have been prepared by Accenture pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and related notes thereto included in this prospectus. The accompanying unaudited financial statements reflect all adjustments, as well as the accounting change to adopt Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that Accenture may undertake in the future, actual results may be different from the estimates. The results of operations for the nine-month period ended May 31, 2001 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

2.    ACCOUNTING CHANGE

        Effective September 1, 2000, Accenture adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the Consolidated Balance Sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in Partnership income before partner distributions. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated other comprehensive income (loss) and are recognized in the Combined Income Statement Before Partner Distributions when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in Partnership Income Before Partner Distributions. The adoption of SFAS 133 resulted in an increase to Partnership Income Before Partner Distributions of $187,974. For the nine months ended May 31, 2001, Gain on investments, net includes $130,831 of unrealized investment losses recognized in accordance with SFAS 133.

        As a strategic investment, Accenture acquires warrants to purchase securities of other companies. Warrants that can be net share settled are deemed derivative financial instruments and are not designated as hedging instruments. Accenture uses derivative instruments to manage exposures to foreign currency, securities price and interest rate risks. Accenture’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. During the nine months ended May 31, 2001, Accenture has not designated any of its derivatives as hedges as defined by SFAS 133.

3.    COMPREHENSIVE INCOME (LOSS)

        The components of Accumulated other comprehensive income (loss) at August 31, 2000 and May 31, 2001 are:

	August 31, 2000	May 31, 2001
Foreign currency translation adjustments	$ (75,101)	$(82,225)

Unrealized gains on securities:
Unrealized holding gains	1,287,344	569,613
Less: reclassification adjustment for gains realized in Partnership Income Before Partner Distributions	(595,178)	(564,793)

Net unrealized gains	692,166	4,820

Accumulated other comprehensive income (loss)	$ 617,065	$(77,405)

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

4.    INVESTMENTS

        During the nine months ended May 31, 2001, Accenture recorded other than temporary impairment writedowns of $81,530 of which $18,998 was reclassified from Other comprehensive income to Gain on investments, net and $62,532 was directly expensed to Gain on investments, net.

5.    BORROWINGS AND INDEBTEDNESS

        On May 31, 2001, Accenture prepaid the $18,060 collateral trust note payable with annual installments through 2007 and secured by real property. Also on May 31, 2001, Accenture was released, at no cost to Accenture, as co-obligor on the $75,000 joint debt represented by unsecured notes payable through 2002.

6.    INCOME TAXES

        Prior to its transition to a corporate structure, Accenture operated through partnerships in many countries and generally was not subject to income taxes in those countries. Taxes related to income earned by the partnerships were the responsibility of the individual partners. In some non-U.S. countries, Accenture operated through corporations and was subject to local income taxes. In addition, Accenture was subject to local unincorporated business taxes in the U.S. Effective with the consummation of the transition to a corporate structure on May 31, 2001, Accenture became subject to U.S. federal, state and local corporate income taxes.

        The components of the provision for income taxes reflected on the Combined Income Statement Before Partner Distributions include the following:

Nine months ended May 31, 2001
Current taxes:
U.S. federal	$ —
State and local	11,410
Foreign	248,285

Total current tax expense	259,695

Deferred taxes:
U.S. federal	245,798
State and local	27,719
Foreign	(112,884)

Total deferred tax expense	160,633

$ 420,328

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

        A reconciliation of the U.S. federal statutory income tax rate to Accenture’s effective income tax rate is set forth below:

Nine months ended May 31, 2001
U.S. federal statutory income tax rate	35.0%
U.S. state and local taxes, net	0.4
Rate benefit for partnership period (1)	(23.5)
Revaluation of deferred tax liabilities (2)	6.5
Costs of transition to a corporate structure	6.9

Effective income tax rate	25.3%

(1)	The rate benefit for the partnership period relates to Accenture’s earnings prior to its transition to a corporate structure, since these earnings generally were not subject to corporate income taxes.
(2)	The revaluation of deferred tax liabilities upon change in tax status is a deferred tax expense recognized upon Accenture’s change in tax status from partnership to corporate form.

        Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of Accenture’s deferred tax assets and liabilities at May 31, 2001 are as follows:

Deferred Tax Assets:
Pensions	$128,038
Revenue recognition	55,727
Compensation & benefits	40,614
Tax credit carryforwards	14,262
Net operating loss carryforwards	12,214
Other	1,700

252,555
Valuation allowance (1)	(15,971)

Total Deferred Tax Assets	236,584

Deferred Tax Liabilities:
U.S. cash method	282,741
Investments	55,209
Depreciation & amortization	26,107
Other	10,256

Total Deferred Tax Liabilities	374,313

Net Deferred Tax Liabilities	$137,729

(1)	Relates to the ability to recognize tax benefits associated with net operating loss carryforwards and foreign tax credit carryforwards of certain non-U.S. operations.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

        Accenture has net operating loss carryforwards at May 31, 2001 of $37,067 that expire at various dates through 2011. Accenture has tax credit carryforwards at May 31, 2001 of $14,262. Of this amount, $3,757 expires at various dates through 2011 and $10,505 has an indefinite carryforward period.

7.    PARTNERS’ CAPITAL

        In connection with the transition to a corporate structure, Accenture returned partners’ paid-in capital of $549,811. In addition, undistributed earnings as of May 31, 2001 are expected to be paid to the partners in one or more installments on or prior to December 31, 2001. At May 31, 2001, $1,317,340 of undistributed earnings was included in Due to related parties on the consolidated balance sheet.

        At May 31, 2001, Accenture established liabilities of $63,537 and $306,247 for the basic and early-retirement benefit plans, respectively, for retired partners. Benefits under these plans for active partners were eliminated in connection with the transition to a corporate structure. In addition, Accenture established a vacation liability of $71,040 for partners. The basic and early-retirement benefit liabilities and the partner vacation liability were recorded as reductions of partners’ capital as payments related to these obligations were previously recorded as distributions of partners’ income.

        Effective September 1, 2000, 1,286 employees were admitted as partners of Accenture, which approximately doubled the number of partners. This increased number of partner admissions was designed to incentivize Accenture’s professionals at an earlier stage in their careers. As a result, the financial statements for the nine months ended May 31, 2001 do not reflect compensation expense for these 1,286 additional partners, as compared to the nine months ended May 31, 2000.

8.    SHAREHOLDERS’ EQUITY

Accenture Ltd Authorized Equity

        Accenture Ltd has authorized 20 billion Class A common shares, par value of $0.0000225 per share, 1 billion Class X common shares, par value of $0.0000225 per share, and 2 billion preferred shares, par value of $0.0000225 per share.

Class A Common Shares

        Holders of Accenture Ltd’s Class A common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy. Shareholders of Accenture Ltd do not have cumulative voting rights. Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Finally, each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

Class X Common Shares

        Holders of Accenture Ltd’s Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy. Class X common shares are not entitled to dividends and are not entitled to be paid any amount upon a winding up of Accenture Ltd. Most of Accenture’s partners receiving Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares in connection with the transition to a corporate structure received a corresponding number of Accenture Ltd Class X common shares. Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

Preferred Shares

        The board of directors of Accenture Ltd has the authority to issue preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders. Any series of preferred shares could, as determined by the board of directors at the time of issuance, rank senior to the common shares with respect to dividends, voting rights, redemption and liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock. At present, Accenture Ltd has no plans to issue any preferred shares.

Voting Agreement

Persons and Shares Covered

        Accenture Ltd and each of the Accenture partners who own Accenture Ltd Class A or Class X common shares have entered into a voting agreement and each other person who becomes a partner will be required to enter into the voting agreement. The parties to the voting agreement, other than Accenture Ltd, are referred to as “covered persons.”

        The Accenture Ltd shares covered by the voting agreement generally include (1) any Accenture Ltd Class X common shares that are held by a partner, (2) any Accenture Ltd Class A common shares beneficially owned by a partner at the time in question and also as of or prior to the offering and (3) any Accenture Ltd Class A common shares if they are received from us while an employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by us. The shares covered by the voting agreement are referred to as “covered shares.” Accenture Ltd Class A common shares purchased by a covered person in the open market or, subject to certain limitations, in a subsequent underwritten public offering, will not generally be subject to the voting agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the voting agreement described below.

Transfer Restrictions

        By entering into the voting agreement, each covered person has agreed, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter; and

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture.

        Covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of Accenture Ltd’s initial public offering and in increasing amounts over the subsequent seven years.

        Class X common shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X common shares or with the consent of Accenture Ltd.

        Accenture Canada Holdings exchangeable shares held by covered persons are also subject to the transfer restrictions in the voting agreement.

Voting

        Under the voting agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.

        Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are employees of Accenture will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd’s constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are our employees will be voted against the proposal unless at least 66 2 /3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.

        So long as the covered shares owned by covered persons that are employees of Accenture represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the voting agreement.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

Term and Amendment

        The voting agreement will continue in effect until the earlier of 50 years from the date of the voting agreement and the time it is terminated by the vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement may generally be amended at any time by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

Waivers and Adjustments

        The transfer restrictions and the other provisions of the voting agreement may be waived at any time by the partners representatives in specified circumstances. Subject to the foregoing, the provisions of the voting agreement may generally be waived by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.

9.    MINORITY INTEREST

        The Accenture SCA Class I common shares and the Accenture Canada Holdings Inc. exchangeable shares held by Accenture’s partners are treated as a minority interest in the consolidated financial statements of Accenture Ltd. However, the future exchange and/or redemption of Accenture SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares will be accounted for at carryover basis.

Accenture SCA Class I Common Shares

        Partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received Accenture SCA Class I common shares and Accenture Ltd Class X common shares. Each Class I common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one exchange ratio would require an adjustment.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

Accenture SCA Transfer Rights Agreement

Persons and Shares Covered

        Accenture SCA and each of our partners who own shares of Accenture SCA have entered into a transfer rights agreement. The parties to the transfer rights agreement, other than Accenture SCA, are referred to as “covered persons.”

        The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. The shares covered by the transfer rights agreement are referred to as “covered shares.”

Transfer Restrictions

        The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter; and

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture.

        Covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of Accenture Ltd’s initial public offering and in increasing amounts over the subsequent seven years.

        In addition, at any time after the third anniversary of the date of the consummation of the transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or by delivering Accenture Ltd Class A common shares.

        All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.

Term and Amendment

        The transfer rights agreement will continue in effect until the earlier of 50 years from the date of the transfer rights agreement and the time it is terminated by the vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. Amendment of the transfer restrictions also requires the consent of Accenture SCA.

Waivers and Adjustments

        The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee in specified circumstances. Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2 /3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.

Accenture Canada Holdings exchangeable shares

        Partners resident in Canada and New Zealand received Accenture Canada Holdings Inc. exchangeable shares and Accenture Ltd Class X common shares. Holders of Accenture Canada Holdings Inc. exchangeable shares may exchange their shares for Accenture Ltd Class A common shares on a one-for-one basis. Accenture Canada Holdings may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings Inc. entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

10.    eUNIT BONUS PLAN

        Effective September 1, 2000, Accenture implemented a deferred bonus plan (the “eUnit Bonus Plan”) for employees based on tenure and performance. The plan provides for a loyalty award, which vests immediately, and a performance award, which vests over a period of three years.

        On September 1, 2000, Accenture granted eUnits in two pools. In the first pool, vesting of the performance awards is accelerated, such that 40% vest immediately, 35% will vest on September 1, 2001 and 25% will vest on September 1, 2002. The performance awards under the second pool will vest 25% twelve months after the award date, 35% twenty-four months after the award date and 40% thirty-six months after the award date.

        eUnits are granted with an initial value of $1 each corresponding to $1 of value on the grant date of specified public and private equity investments or cash to be invested by Accenture in technology and software companies. None of these investments or cash balances is pledged as security or restricted in any way. Amounts are charged or credited to each participant’s account based on changes in the value of the specified investments. Amounts will be paid to eUnit holders at the end of each fiscal year for the portion of their eUnits that have vested, to the extent that the underlying investments have been liquidated, subject to the terms of the eUnit Bonus Plan. Investments are liquidated at the sole discretion of Accenture. Fluctuations in the value of the investments with respect to each particular pool will result in corresponding changes to the ultimate liability payable to employees. eUnit holders have no direct or indirect ownership interest in the underlying investments which were recorded in Investments on the Combined Balance Sheet.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

        During the nine months ended May 31, 2001, 176 million eUnits were granted, of which 58 million eUnits had vested at May 31, 2001. eUnits outstanding were valued at $0.98 to $1.01 at May 31, 2001, for a total value of $175,400, corresponding to the value of the specified investments and cash. At May 31, 2001, the estimated value of the vested eUnits is $88,805, which was also recognized as compensation expense during the nine months ended May 31, 2001. The current portion of the eUnit liability is $35,206 and is recorded in Accrued payroll and related benefits; the non-current portion of the eUnit liability is $53,599 and is recorded in Other non-current liabilities.

11.    MEMORANDUM OF UNDERSTANDING

        On December 19, 2000, Andersen Worldwide Société Coopérative (“AW-SC”), Arthur Andersen LLP and the other Arthur Andersen Member Firms (hereinafter “AA”), Accenture Partners Société Coopérative (“APSC”), Accenture LLP (formerly Andersen Consulting LLP) and the Accenture Member Firms, on their own behalves and on behalf of their respective partners, shareholders, other principals and affiliates, executed a binding Memorandum of Understanding (“MOU”) to implement the award of the arbitrator in the ICC arbitration described in Note 10 of the Accenture Combined Financial Statements for the year ended August 31, 2000 and the separation of the Accenture Member Firms from AW-SC and AA.

        The MOU provided for the release to AA of $512,324 previously placed in escrow, plus accumulated interest, and for payments to AA of $556,000, including the reciprocal guarantee for 2000 of $313,832 referred to in Note 9 of the Accenture Combined Financial Statements for the year ended August 31, 2000, the purchase by APSC of intangible assets for $157,000 and a payment to AA of $85,000, including settlement of all interfirm payables. In addition, pursuant to the MOU, Accenture and AA entered into (1) a six-year services agreement under which AA will provide certain services to Accenture for payments to AA of $60,000 per year, (2) a five-year agreement under which AA will provide certain training facilities to Accenture for payments to AA of $60,000 per year, and (3) a five-year agreement under which Accenture will provide $22,500 per year of certain services at no cost to AA. Each agreement was effective as of January 1, 2001.

        Accenture recorded all elements of the MOU at fair value, and recorded the excess of our contractual obligations over fair value as a reduction of undistributed earnings because the related transactions were entered into in connection with the separation of the Accenture member firms from AW-SC and AA.

        As a result, Accenture recorded intangible assets totaling $157,000 which are being amortized over periods ranging from three to six months. The intangible assets relate to the forebearance by AW-SC and Arthur Andersen to use, and the limited use by Accenture of, the Andersen Consulting name or variations of that name and related domain names. During the nine months ended May 31, 2001, Reorganization and rebranding costs include $137,500 of amortization for these intangible assets.

        In addition, Accenture recorded an accrual of $185,500 equal to the excess of the contractual obligations under the service agreements referred to above over the fair value of the services to be provided thereunder and recorded a reduction of undistributed earnings of $261,988 for the accrual for the services contracts and other cash payments.
ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)
(Unaudited)

        Payments due under the five-year and six-year services agreements will be based upon rates established by AA that Accenture has determined will exceed the rates that they charge for similar services to unrelated parties (the fair value of those services). The excess of the present value of the amounts payable to AA over the fair value of those services has been recorded as a liability and a distribution to partners as of December 2000. Accenture is obligated to provide to AA up to $22.5 million per year of services valued at then current retail billing rates for five years. The present value of the fair value of these services determined by reference to the fees usually received for such services has been recorded as a liability and as a distribution to partners as of December 2000. These liabilities which aggregated $185,500 are reported as distributions to partners because the liabilities were incurred in connection with Accenture’s separation from AA.

12.    SEGMENT REPORTING

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

        Accenture’s chief operating decision maker is the Managing Partner and Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the five global market units, which are Communications & High Tech, Financial Services, Government, Products and Resources.

Reportable Segments

Nine months ended May 31, 2000	Comm. & High Tech	Financial Services	Government	Products	Resources	Other (1)	Total
Revenues before reimbursements	$2,061,286	$1,897,979	$584,950	$1,403,064	$1,251,201	$46,571	$7,245,051
Operating income	499,222	512,806	56,944	317,836	201,451	69,926	1,658,185

Nine months ended May 31, 2001	Comm. & High Tech	Financial Services	Government	Products	Resources	Other (1)	Total
Revenues before reimbursements	$2,481,622	$2,230,230	$727,757	$1,707,510	$1,457,094	$62,071	$8,666,285
Operating income	388,376	479,447	55,878	281,125	191,987	80,860	1,477,673

(1)
Other includes Accenture’s consolidated affiliate companies and operations which are not related to a global market unit. Also included is an interest credit of $63,960 and $88,483 for the nine months ended May 31, 2000 and May 31, 2001, respectively, to offset interest expense charged directly to the operating segments in arriving at Operating income.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Partners and Partners of Accenture:

        In our opinion, the accompanying combined balance sheets and the related combined income statements before partner distributions, statements of partners’ capital and comprehensive income and statements of cash flows present fairly, in all material respects, the financial position of Accenture (formerly Andersen Consulting) at August 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Accenture’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2001
Chicago, Illinois

ACCENTURE

COMBINED BALANCE SHEETS
August 31, 1999 and 2000
(In thousands of U.S. dollars)

	1999	2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,110,592	$1,270,516
Short-term investments	126,390	395,620
Receivables from clients	1,238,688	1,450,555
Unbilled services	497,978	682,935
Due from related parties	49,536	28,122
Other current assets	169,715	171,537

Total current assets	3,192,899	3,999,285

NON-CURRENT ASSETS:
Escrow deposits	293,648	—
Due from related parties	109,342	81,220
Investments	176,344	509,665
Property and equipment, net	658,717	705,508
Other non-current assets	184,087	155,619

Total non-current assets	1,422,138	1,452,012

TOTAL ASSETS	$4,615,037	$5,451,297

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Short-term bank borrowings	$ 127,022	$ 164,765
Current portion of long-term debt	29,727	29,921
Accounts payable	219,554	169,648
Due to related parties	—	339,877
Deferred revenue	821,782	948,390
Accrued payroll and related benefits	700,504	700,843
Taxes payable	236,914	332,821
Other accrued liabilities	143,999	297,714

Total current liabilities	2,279,502	2,983,979

LONG-TERM DEBT	127,402	98,865
COMMITMENTS AND CONTINGENCIES
PARTNERS’ CAPITAL:
Paid-in capital	351,505	403,483
Undistributed earnings	1,603,486	1,347,905
Accumulated other comprehensive income	253,142	617,065

Total partners’ capital	2,208,133	2,368,453

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$4,615,037	$5,451,297

The accompanying notes are an integral part of these financial statements.

ACCENTURE

COMBINED INCOME STATEMENTS BEFORE PARTNER DISTRIBUTIONS
For the Years Ended August 31, 1998, 1999 and 2000
(In thousands of U.S. dollars)

	1998	1999	2000
REVENUES:
Revenues before reimbursements	$8,214,767	$ 9,549,856	$ 9,752,085
Reimbursements	1,424,946	1,529,543	1,787,865

Revenues	9,639,713	11,079,399	11,539,950
OPERATING EXPENSES:
Cost of services*:
Cost of services before reimbursable expenses*	4,700,197	5,456,559	5,486,292
Reimbursable expenses	1,424,946	1,529,543	1,787,865

Cost of services*	6,125,143	6,986,102	7,274,157
Sales and marketing*	696,000	790,246	883,276
General and administrative costs*	1,035,450	1,271,357	1,296,398

Total operating expenses*	7,856,593	9,047,705	9,453,831

OPERATING INCOME*	1,783,120	2,031,694	2,086,119
Gain on investments	—	92,542	573,220
Interest income	—	60,039	67,244
Interest expense	(16,844)	(27,200)	(24,071)
Other income (expense)	(5,633)	(5,309)	51,042
Equity in losses of affiliates	(1,400)	(6,472)	(46,853)

INCOME BEFORE TAXES*	1,759,243	2,145,294	2,706,701
Provision for taxes	73,924	122,640	242,807

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS*	$1,685,319	$ 2,022,654	$ 2,463,894

*	Excludes payments for partner distributions.

The accompanying notes are an integral part of these financial statements.

ACCENTURE

COMBINED STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME
For the Years Ended August 31, 1998, 1999 and 2000
(In thousands of U.S. dollars)

	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income	Total
Balance at August 31, 1997	$220,200	$ 570,127	$(29,617)	$ 760,710
Comprehensive income
Partnership income before partner distributions		1,685,319		1,685,319
Other comprehensive income
Unrealized gains on marketable securities, net of reclassification adjustment			98,275	98,275
Foreign currency translation			18,551	18,551

Other comprehensive income			116,826

Comprehensive income				1,802,145
Capital paid in by partners	65,158			65,158
Repayment of paid-in capital to partners	(9,333)			(9,333)
Distribution of partners’ income		(1,112,069)		(1,112,069)

Balance at August 31, 1998	276,025	1,143,377	87,209	1,506,611
Comprehensive income
Partnership income before partner distributions		2,022,654		2,022,654
Other comprehensive income
Unrealized gains on marketable securities, net of reclassification adjustment			185,881	185,881
Foreign currency translation			(19,948)	(19,948)

Other comprehensive income			165,933

Comprehensive income				2,188,587
Capital paid in by partners	93,211			93,211
Repayment of paid-in capital to partners	(17,731)			(17,731)
Distribution of partners’ income		(1,562,545)		(1,562,545)

Balance at August 31, 1999	351,505	1,603,486	253,142	2,208,133
Comprehensive income
Partnership income before partner distributions		2,463,894		2,463,894
Other comprehensive income
Unrealized gains on marketable securities, net of reclassification adjustment			408,998	408,998
Foreign currency translation			(45,075)	(45,075)

Other comprehensive income			363,923

Comprehensive income				2,827,817
Capital paid in by partners	99,895			99,895
Repayment of paid-in capital to partners	(47,917)			(47,917)
Distribution of partners’ income		(1,893,319)		(1,893,319)
Distribution to AW-SC		(826,156)		(826,156)

Balance at August 31, 2000	$403,483	$1,347,905	$617,065	$2,368,453

The accompanying notes are an integral part of these financial statements.

ACCENTURE

COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 1998, 1999 and 2000
(In thousands of U.S. dollars)

	1998	1999	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Partnership income before partner distributions	$1,685,319	$2,022,654	$2,463,894

Adjustments to reconcile partnership income for the year to net cash provided by operating activities—
Depreciation	172,698	217,032	237,078
Gain on investments	—	(92,542)	(573,220)
Equity in losses of affiliates	1,400	6,472	46,853
Loss on disposal of property and equipment	—	—	31,557
Other items, net	(2,661)	(4,473)	(30,749)
Change in assets and liabilities—
(Increase) in receivables from clients	(230,136)	(60,913)	(211,867)
(Increase) in unbilled services	(90,061)	(108,898)	(184,957)
(Increase) decrease in due from related parties	(115,556)	(38,718)	47,459
(Increase) decrease in other current assets	(35,377)	32,744	(1,822)
(Increase) decrease in other non-current assets	(25,443)	(23,736)	28,468
Increase (decrease) in accounts payable	85,934	23,412	(49,906)
Increase in deferred revenue	304,268	19,997	67,415
Increase in accrued payroll and related benefits	133,746	124,783	339
Increase (decrease) in taxes payable	(6,083)	21,019	95,907
Increase in other accrued liabilities	25,943	55,514	164,815

Total adjustments	218,672	171,693	(332,630)

Net cash provided by operating activities	1,903,991	2,194,347	2,131,264

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments	—	93,496	575,806
Purchases of investments	(1,824)	(18,446)	(153,050)
Property and equipment additions	(271,387)	(305,156)	(315,426)

Net cash (used in) provided by investing activities	(273,211)	(230,106)	107,330

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital paid in by partners	65,158	93,211	99,895
Repayment of paid-in capital to partners	(9,333)	(17,731)	(47,917)
Distribution of partners’ income	(1,112,069)	(1,562,545)	(1,893,319)
Payments to escrow	(195,000)	(87,548)	(229,776)
Proceeds from issuance of long-term debt	—	—	1,384
Repayments of long-term debt	(1,421)	(1,427)	(1,605)
Proceeds from issuance of short-term bank borrowings	61,824	93,872	283,747
Repayments of short-term bank borrowings	(47,582)	(87,907)	(246,004)

Net cash used in financing activities	(1,238,423)	(1,570,075)	(2,033,595)

Effect of exchange rate changes on cash and cash equivalents	18,551	(19,948)	(45,075)

NET INCREASE IN CASH AND CASH EQUIVALENTS	410,908	374,218	159,924
CASH AND CASH EQUIVALENTS, beginning of year	325,466	736,374	1,110,592

CASH AND CASH EQUIVALENTS, end of year	$ 736,374	$1,110,592	$1,270,516

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$ 16,434	$ 26,757	$ 23,727
Taxes	88,426	97,853	144,410

The accompanying notes are an integral part of these financial statements.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        The Accenture Worldwide Organization (“Accenture”) is the world’s leading provider of management and technology consulting services and solutions. Accenture has more than 70,000 employees in 110 offices in 46 countries who deliver a wide range of consulting, technology and outsourcing services to our clients. Accenture operates globally with one common brand and business model designed to allow it to serve clients on a consistent basis around the world. The principal markets for Accenture are North America, Western Europe, Japan and Australia.

Principles of Combination

        Accenture includes Accenture Partners Société Coopérative (Geneva, Switzerland—the administrative coordinating entity, “APSC”) and a number of entities, many of which operate as partnerships, that have entered into Member Firm Interfirm Agreements (“MFIAs”) with APSC (“Member Firms”), together with all entities controlled by them. Prior to January 1, 2001, Accenture was known as Andersen Consulting.

        Accenture was formally established as a separate stand-alone business unit in a September 1989 restructuring of the Andersen Worldwide Organization (“AWO”) and operated under separate management from September 1989 until August 7, 2000. During that period, the Accenture Member Firms and the entities controlled by them were parties to MFIAs with Andersen Worldwide Société Coopérative (“AW-SC”). AW-SC also contracted with the Member Firms of Arthur Andersen (hereinafter, “AA” and “AA Member Firms”) and other entities controlled by them. APSC was incorporated to implement the agreement of the Member Firms and the partners of Accenture to remain together, on substantially the same terms as with AW-SC, as a result of the successful outcome of the arbitration described in Note 10. Each Member Firm entered into an MFIA with APSC, effective as of August 7, 2000, that was identical in all substantial terms with the prior agreement such Member Firm had with AW-SC.

        The accompanying financial statements include the combined accounts of Accenture, as described above because the Member Firms and their controlled entities operate under a common management, through APSC, and previously the business unit management of AW-SC, and the operation of the MFIAs. The equity method of accounting is used for unconsolidated investments in which Accenture exercises significant influence. All other investments are accounted for under the cost method. All significant interfirm transactions and profits have been eliminated.

Revenue Recognition

        Revenues include all amounts that are billable to clients. Revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by partners, employees and subcontractors. Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Losses recognized during each of the three years ended August 31, 2000 were insignificant. Revenue recognized in excess of billings is recorded as Unbilled services. Billings in excess of revenue recognized are recorded as Deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of services.

        Revenue under non-refundable fixed-price contracts for software licenses is recognized after the software has been delivered and all significant uncertainties regarding customer acceptance have expired. The portion of the fixed-fee revenue related to maintenance is deferred and recognized ratably over the contract period. Software license and maintenance revenues were insignificant in each of the three years in the period ended August 31, 2000.

Operating Expenses

        Subcontractor costs are included in Cost of services when they are incurred. Training costs were $565,754, $644,760 and $553,698 in 1998, 1999 and 2000, respectively. Research and development and advertising costs are expensed as incurred. Research and development costs were $211,243 in 1998, $255,905 in 1999 and $251,764 in 2000. Advertising costs were $37,200 in 1998, $46,500 in 1999 and $69,000 in 2000.

Translation of Non-U.S. Currency Amounts

        The net assets and operations of entities outside of the United States are translated into U.S. dollars using appropriate exchange rates. Assets and liabilities are translated at year-end exchange rates and income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate component of Partners’ Capital.

        Foreign currency translations on assets and liabilities denominated in currencies other than their functional currency resulted in gains/(losses) of ($15,350) in 1998, ($9,642) in 1999 and $27,567 in 2000, which are included in Other income (expense).

Provision for Taxes

        Accenture operates in partnership form in many countries; therefore, it is not generally subject to income taxes in those countries. Taxes related to income earned by the partnerships are the responsibility of the individual partners. In other countries, Accenture operates in the form of a corporation and in these circumstances is subject to income taxes. Where applicable, Accenture accounts for income taxes under the asset and liability method. Deferred income tax expense and the related deferred tax assets and liabilities are not material.

Partnership Income Before Partner Distributions

        Partnership Income Before Partner Distributions is determined in accordance with generally accepted accounting principles, but is not comparable to net income of a corporation similarly determined. Also, partnership income is not executive compensation in the customary sense of that term because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in the combined financial statements.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

Cash and Cash Equivalents

        Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturities of three months or less, including time deposits and certificates of deposit of $416,379 and $486,661 at August 31, 1999 and 2000, respectively. As a result of certain Member Firms’ cash management systems, checks issued but not presented to the banks for payments may create negative book cash payables. Such negative balances are classified as Short-term bank borrowings.

        Certain amounts included in the August 31, 1999 Combined Balance Sheet have been placed in escrow and are reflected as Escrow deposits. These amounts, including interest earned, could only be distributed in accordance with the Final Award of the Tribunal (see Note 10).

Concentrations of Credit Risk

        Accenture’s financial instruments that are exposed to concentrations of credit risk consist primarily of Cash and cash equivalents and Receivables from clients. Accenture places its Cash and cash equivalents with financial institutions and limits the amount of credit exposure with any one financial institution. Accenture actively evaluates the creditworthiness of the financial institutions with which it invests. The Receivables from clients are dispersed across many different industries and geographies; therefore, concentrations of credit risk are limited. As of and for the years ended August 31, 1998, 1999 and 2000, the allowance for uncollectible accounts and bad debt expense are immaterial.

Investments

        Investments in which Accenture has the ability to exercise significant influence are accounted for under the equity method. Investments in public equity securities in which Accenture does not have the ability to exercise significant influence are recorded at fair value. Investments in private equity securities in which Accenture does not have the ability to exercise significant influence are recorded at cost. All investments recorded at fair value have been classified as available-for-sale, and accordingly, the difference between cost and fair value is recorded in Accumulated other comprehensive income. The cost of securities sold is determined on an average cost basis.

        Accenture receives warrants issued by other companies primarily in exchange for services, alliances and directorships. At the measurement date these warrants are recorded at fair value. Warrants received in connection with services and alliances are recorded as Revenues. Warrants received in connection with directorships are recorded as Other income (expense). Those warrants issued by publicly-traded entities, in which the warrants themselves have a market, are classified as available-for-sale and the unrealized gains and losses are included in Accumulated other comprehensive income.

        Management conducts a quarterly impairment review of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other than temporary impairments for investments are recognized if the market value of the investment is below its cost basis for an extended period, or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. For the three years ended August 31, 2000, other than temporary investment, write-downs were insignificant.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

Foreign Exchange Instruments

        Accenture is a party to financial instruments with off-balance-sheet risk. These financial instruments are used in the normal course of business to manage exposure to fluctuations in foreign exchange rates. These instruments involve, to varying degrees, market risk, as the instruments are subject to rate and price fluctuations and elements of credit risk in the event a counterparty should default. Credit risk is managed through the careful selection of financially sound counterparties. Since these instruments are used to hedge underlying business exposures, their market risk is offset by opposite movements in the underlying exposure. The currencies included in these hedging arrangements are: the Australian dollar, Canadian dollar, euro currencies, Japanese yen, Norwegian krone, Swedish krona, Swiss franc and British pound. These instruments are marked to the spot rate at the balance sheet date and the resulting gains or losses are recognized currently in Other income (expense).

        These instruments are generally short-term in nature, with maturities of less than one year. Had the instruments matured on August 31, 1999 or 2000, Accenture’s cash requirements to settle its portion of those instruments would have been immaterial. Costs associated with entering into these instruments are amortized over their lives.

Software Development Costs

        Software development costs for computer software sold, leased or otherwise marketed as a separate product are capitalized and amortized over their estimated useful lives. Such costs were insignificant at August 31, 1999 and 2000.

Property and Equipment

        Property and equipment is stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the following useful lives:

Buildings	20 to 25 years
Leasehold improvements	Term of lease, 15 years maximum
Computers, related equipment and software	3 to 5 years
Furniture and fixtures	7 to 10 years

Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

Comprehensive Income

        Comprehensive income includes all changes in Partners’ Capital during a period except capital contributions from and distributions to the partners. The components of Accumulated other comprehensive income at August 31 are:

	1999	2000
Foreign currency translation adjustments	$(30,026)	$ (75,101)

Unrealized gains on securities:
Unrealized holding gains	380,183	1,287,344
Less: reclassification adjustment for gains realized in Partnership Income Before Partner Distributions	(97,015)	(595,178)

Net unrealized gains	283,168	692,166

Accumulated other comprehensive income	$253,142	$ 617,065

Earnings Per Share

        Accenture operates as a series of related partnerships and corporations under the control of the partners. There is no single capital structure upon which to calculate historical earnings per share information. Accordingly, historical earnings per share information has not been presented.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that Accenture may undertake in the future, actual results may be different from the estimates.

Recent Accounting Pronouncements

        Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) was adopted as of September 1, 1999. This statement addresses how to distinguish internal-use software from software to be sold, which costs are to be capitalized, when capitalization begins and ends and guidelines for amortization and evaluating impairments. Under SOP 98-1 general and administrative costs are not capitalized. Adoption of this statement did not have a material effect on Accenture’s results of operations or financial position.

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, which as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Accenture will adopt SFAS 133 in the first quarter of 2001. Management expects the initial adoption of SFAS 133 to result in cumulative income of $187,974 on September 1, 2000 and investment losses of $51,322 during the first quarter of 2001.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), which summarizes the views of the Commission staff in applying generally accepted accounting principles to revenue recognition in financial statements. Accenture’s revenue recognition principles are consistent with the guidance set forth in SAB 101.

        In March 2000, a consensus was reached by the Emerging Issues Task Force (“EITF”) on Issue No. 00-02, “Accounting for Web Site Development Costs.” Issue No. 00-02 addresses the accounting for website development costs. Adoption of issue No. 00-02 did not have a material effect on the Company’s results of operations.

        In May 2000, a consensus was reached by the EITF on Issue No. 00-08, Accounting by a Grantee for an Equity Instrument to be Received in Conjunction with Providing Goods or Services.” Issue No. 00-08 requires a company that provides goods or services in exchange for equity instruments to measure the fair value of those equity instruments for revenue recognition purposes on the earlier of the date the parties come to a mutual understanding of the terms of the equity-base compensation arrangement and a commitment for performance by the grantee to earn the equity instruments is reached or the date at which the grantee’s performance necessary to earn the equity instruments is complete. In addition, Issue No. 00-08 provides guidance on accounting by the grantee for an increase in the fair value of the equity instrument for transactions in which any of the terms of the equity instruments are subject to adjustment after the measurement date. Adoption of Issue No. 00-08 did not have a material effect on Accenture’s results of operations or financial position.

        In May 2000, a consensus was reached by the EITF on Issue 00-14, “Accounting for Certain Sales Incentives.” Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. Adoption of Issue No. 00-14 is not expected to have a material effect on Accenture’s results of operations.

        In July 2000, a consensus was reached by the EITF on Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Issue No. 99-19 requires a company to consider various factors or indicators to determine whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee. Accenture’s reporting of revenues is consistent with the requirements of Issue No. 99-19.

2.    PROPERTY AND EQUIPMENT

        Property and equipment, net at August 31 is composed of the following:

	1999	2000
Buildings and land	$ 66,886	$ 72,953
Leasehold improvements	254,717	286,177
Computers, related equipment and software	698,438	782,107
Furniture and fixtures	275,149	252,905
Total accumulated depreciation	(636,473)	(688,634)

	$ 658,717	$ 705,508

ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

3.    INVESTMENTS

        Investments which are intended to be sold in the following twelve months are classified in current assets as Short-term investments. All other investments are classified as Long-term investments. Investments held at August 31 are as follows:

	1999	2000
Marketable equity securities: short-term	$126,390	$395,620
Marketable equity securities: long-term	176,057	358,688
Non-marketable and other	287	150,977

Total	$302,734	$905,285

Marketable Equity Securities

        Marketable equity securities include common stock, warrants and preferred stock, all of which are classified as available-for-sale. The unrealized gains and losses on these investments included in Accumulated other comprehensive income at August 31, is as follows:

	1999	2000
Fair value	$302,447	$754,308
Cost	19,279	62,142
Gross unrealized gains	284,474	697,228
Gross unrealized losses	(1,306)	(5,062)

Equity Method Investments

        Accenture has investments in various entities that are accounted for under the equity method, including Avanade, a 51% owned investment at August 31, 2000. Avanade is accounted for under the equity method because the minority shareholder has certain approval or veto rights that allows it to participate in significant decisions related to the entity’s ordinary course of business. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and Accenture’s share of earnings, losses and distributions. The underlying equity in net assets of these investments exceeds Accenture’s carrying value by approximately $0 and $49,528, at August 31, 1999 and 2000, respectively. The negative goodwill is being amortized over three years on a straight-line basis. Amortization of negative goodwill of $0, $0 and $1,376 in 1998, 1999 and 2000, respectively, was reflected as a component of Equity in losses of affiliates in the accompanying Combined Income Statements Before Partner Distributions.

4.    BORROWINGS AND INDEBTEDNESS

Lines of Credit

        At August 31, 2000, Accenture has a $450,000 unsecured multicurrency revolving credit facility with nine financial institutions under which it may borrow from the participants ratably in proportion to their respective commitments. The facility also provides a $100,000 sublimit for the issuance of letters of credit. The facility provides for committed borrowings at the prime rate, or at LIBOR plus a borrowing margin and also offers a competitive bid option. Borrowings under this facility were $0 and $66,980 at August 31, 1999 and 2000, respectively. Letters of credit outstanding at August 31, 1999 and 2000, were $40,000 and $38,000, respectively. The facility is subject to annual commitment fees.

        At August 31, 2000, Accenture also has in place unsecured multicurrency credit agreements and local lines of credit of $271,896 and $182,679, respectively, in the form of committed and non-committed facilities at interest rates that vary from country to country depending on local market conditions. Borrowings under these facilities were $65,984 and $97,785 at August 31, 1999 and 2000, respectively. Certain of the agreements are subject to annual commitment fees.

        The most restrictive of these credit agreements requires Accenture to maintain certain financial ratios and meet certain net worth and indebtedness tests. All these requirements were met throughout the three years ended August 31, 2000.

Long-Term Debt

        Long-term debt at August 31 consisted of the following:
	1999	2000
Joint Debt—
—Unsecured notes payable to insurance companies due upon maturity at various dates through 2002 with interest due semiannually at fixed rates ranging from 7.52% to 8.49%	$100,000	$75,000
—Collateral trust note payable in fixed annual installments through 2011 with interest due semiannually at 9.26%	37,464	34,342
Collateral trust note payable in varying annual installments through 2007 with interest due annually at 8.12%, secured by real property	19,665	18,060
Other	—	1,384

	157,129	128,786
Less—Current portion	29,727	29,921

Total Long-term debt	$127,402	$98,865

Debt maturities for the five years following the year ended August 31, 2000 are as follows:

2001	$29,921
2002	56,517
2003	5,363
2004	5,613
2005	5,884

        Accenture and AA are jointly liable for the Joint Debt, which is reported in total in the financial statements of Accenture. The trust note for which Accenture and AA are jointly liable is collateralized by a mortgage on AA buildings and land.

Interest

        The weighted average interest rate on borrowings under the multicurrency credit agreements and lines of credit, based on the average annual balances, was approximately 9% in 1998, 12% in 1999 and 7% in 2000.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

5.    FINANCIAL INSTRUMENTS

        At August 31, 1999 and 2000, the carrying amount of the following financial instruments approximates their fair value because of their short maturities: Cash and cash equivalents, Receivables from clients, Short-term bank borrowings, Accounts payable and Other accrued liabilities.

        For all other financial instruments, the following methods and assumptions were used to approximate fair value:

Investments

        Quoted market prices are used to determine the fair value for the common and preferred equity and debt securities that were issued by publicly-traded entities. Those debt and equity securities issued by non-public entities were valued by reference to the most recent round of financing as an approximation of the market value. The fair value and cost of the warrants were approximated using the Black-Scholes valuation model after considering restrictions on exercisability or sale.

Type of Investment	1999		2000
	Cost	Fair Value	Cost	Fair Value
Debt and equity securities (cost method)
—Issued by public entities, short-term	$ 1,104	$126,390	$ 600	$395,620
—Issued by public entities, long-term	10,053	146,966	31,442	159,205
—Issued by non-public entities	287	287	134,094	174,573
Warrants
—Issued by public entities, long-term	8,122	29,091	30,100	199,483
—Issued by non-public entities	—	—	30,946	27,161

Long-Term Debt

        The fair value of Long-term debt, including current maturities, was estimated to be $165,253 and $132,362 at August 31, 1999 and 2000, respectively, based on the borrowing rates currently available to Accenture for loans with similar terms and average maturities.

Foreign Exchange Instruments

        The fair value method is used to account for these instruments. Under the fair value method, the instruments are carried at fair value as a component of Other current assets. The resulting gains/losses are recognized in current income. Broker quoted exchange rates were used to determine the fair value of the instruments at August 31, 1999 and 2000. The notional values and fair values of derivative foreign exchange instruments on and off balance sheet at August 31 are as follows:

	1999		2000
	Notional Value	Fair Value	Notional Value	Fair Value
Foreign currency forward exchange contracts—
To sell	$ 7,836	$ (55)	$100,768	$ 3,300
To buy	167,935	(816)	107,361	(2,814)
Option contracts
Put options	$ 48,544	$1,454	$ 84,732	$12,269
Call options	79,388	400	26,264	—
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

6.    PARTNERS’ CAPITAL

        Partners’ capital represents the capital of partners who are the owners of Accenture Member Firms. Paid-in capital is repayable within 60 days following a partner’s resignation, retirement or death. Interest is paid to the partners on their paid-in capital accounts and recorded as a distribution of partners’ income. Undistributed earnings, contained within Partners’ Capital, represents partnership income before distributions which has not been paid to the partners. Partners are not paid interest on Undistributed earnings. The average balance of the Undistributed earnings and Paid-in capital during each of the three years ended August 31, 2000 was $1,104,865, $1,687,197, and $1,853,190.

        Upon retirement, all Accenture partners or their qualifying surviving spouses are entitled to receive basic retirement benefits for life. The amount of annual benefit payments is periodically adjusted for cost-of-living adjustments at the beginning of each calendar year. Annual benefits paid to each retired partner were $39, $40 and $40, reduced by 50% for surviving spouses, for the years beginning January 1, 1998, 1999 and 2000, respectively. Basic retirement benefits of $1,070 in 1998, $1,268 in 1999 and $1,759 in 2000 were paid to retired partners and recorded as a distribution of partners’ income. Basic retirement benefits are not funded, may be rescinded at any time by a two-thirds vote of the partners, are paid out of current partnership income and accordingly, no liability is reflected on the Combined Balance Sheets. If this plan continued indefinitely, the projected benefit obligation, determined on an actuarial basis, would be $153,000 at August 31, 2000.

        Early retirement benefits are paid to certain Accenture partners retiring between the ages of 56 and 62. Partners retiring after age 56 and prior to age 62 receive early retirement benefits based on two years’ earnings on a straight-line declining basis that results in no payout to partners retiring at age 62. Retired partners can elect to receive early retirement benefits in the form of a lump-sum payment or ten year installment payments.

        Early retirement benefits of $10,444 in 1998, $12,483 in 1999 and $28,967 in 2000 were paid to retired partners and recorded as a distribution of partners’ income. The amount due for early retirement benefits and for the amount due to resigning partners electing the installment method was $124,934 and $249,692 at August 31, 1999 and 2000, respectively. Early retirement benefits are not funded, may be rescinded at any time by the Board of Partners, are paid out of current partnership income and accordingly, no liability is reflected on the Combined Balance Sheets. If this plan continued indefinitely, the projected benefit obligation, determined on an actuarial basis, would be $800,000 at August 31, 2000, including the obligation to retired partners who are currently receiving ten year installment payments.

        Effective September 1, 2000, the early retirement benefit program was modified to be payable at age 50 based on one year’s earnings, increasing on a straight-line basis to two years’ earnings at age 56 and declining to zero at age 62.

7.    PROFIT SHARING AND RETIREMENT PLANS

        In the United States, Accenture maintains and administers a trusteed profit sharing plan that includes 18,700 active Accenture employees. The annual profit sharing contribution is determined by management. The contribution to the profit sharing trust was $61,804 in 1998, $79,708 in 1999 and $87,189 in 2000, which approximated 6% of plan members’ compensation.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

        In the United States, and certain other countries, Accenture also maintains and administers noncontributory retirement and postretirement medical plans for active, retired and resigned Accenture employees. Benefits under the noncontributory employee retirement plans are based on years of service and compensation during the years immediately preceding retirement. Plan assets of the noncontributory employee retirement plans consist of investments in equities, fixed income securities and cash equivalents. Annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements.

        In addition, certain postemployment benefits are provided to former or inactive employees after employment but before retirement, including severance benefits, disability-related benefits (including worker’s compensation) and continuation of benefits such as healthcare benefits and life insurance coverage. These costs are substantially provided for on an accrual basis.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

        The following schedules provide information concerning the material defined benefit pension and postretirement benefit plans.

	Pension Benefits		Other Benefits
	1999	2000	1999	2000
Changes in projected benefit obligation
Projected benefit obligation, beginning of year	$239,793	$269,996	$ 22,555	$ 28,392
Service cost	50,919	46,870	5,495	3,205
Interest cost	15,544	18,596	1,461	2,123
Actuarial (gain)	(37,448)	(65,942)	(1,025)	(3,151)
Benefits paid	(3,129)	(5,521)	(94)	(106)
Exchange rate (gain)/loss	4,317	(2,964)	—	—

Projected benefit obligation, end of year	$269,996	$261,035	$ 28,392	$ 30,463

Changes in plan assets
Fair value of plan assets, beginning of year	$151,862	$228,052	$ 11,584	$ 12,552
Expected return on plan assets	12,138	23,742	810	1,033
Actuarial gain/(loss)	12,797	(8,227)	252	(488)
Employer contributions	50,918	13,858	—	2,135
Benefits paid	(3,129)	(5,521)	(94)	(106)
Exchange rate gain	3,466	219	—	—

Fair value of plan assets, end of year	$228,052	$252,123	$ 12,552	$ 15,126

Reconciliation of funded status
Funded status	$(41,944)	$ (8,912)	$(15,840)	$(15,337)
Unrecognized transitional obligation	2,539	2,747	1,170	1,083
Unrecognized loss/(gain)	2,388	(56,104)	3,932	2,166
Unrecognized prior service cost	14,447	12,154	—	—

(Accrued) benefit cost as of 6/30	(22,570)	(50,115)	(10,738)	(12,088)
Contribution between 6/30-8/31	—	—	2,045	3,308

Adjusted (accrued) benefit cost as of 8/31	$(22,570)	$(50,115)	$ (8,693)	$ (8,780)

Amounts recognized in the Combined Balance Sheets consist of:
Prepaid benefit cost	$ 7,380	$ —	$ —	$ —
Accrued benefit liability	(29,950)	(50,115)	(8,693)	(8,780)

Net amount recognized at year-end	$(22,570)	$(50,115)	$ (8,693)	$ (8,780)

Components of pension expense
Service cost	$ 50,919	$ 46,870	$ 5,495	$ 3,205
Interest cost	15,544	18,596	1,461	2,123
Expected return on plan assets	(12,138)	(23,742)	(810)	(1,033)
Amortization of transitional obligation	475	537	87	87
Amortization of loss	2,464	22	140	142
Amortization of prior service cost	2,011	2,293	—	—

Total	$ 59,275	$ 44,576	$ 6,373	$ 4,524

Weighted-average assumptions
Discount rate	6.94%	7.26%	7.50%	8.00%
Expected return on plan assets	7.93%	8.07%	8.0%/6.0%	8.0%/6.0%
Rate of increase in future compensation	5.52%	7.89%	N/A	N/A
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

        The projected benefit obligations and fair value of plan assets for defined benefit pension plans with projected benefit obligations in excess of plan assets were $269,996 and $228,052, respectively, as of August 31, 1999 and $261,035 and $252,123, respectively, as of August 31, 2000. The accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $35,600 and $17,200, respectively, as of August 31, 1999 and $38,000 and $19,800, respectively, as of August 31, 2000.

Assumed Health Care Cost Trend

        An 8.5% annual rate of increase in the per capita cost of health care benefits was assumed for the plan year ending June 30, 2001. The trend rate assumptions are changed beginning for the plan year ending June 30, 2001. This rate is assumed to decrease to 5.0% for the plan year ending June 30, 2008 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend would have the following effects:

	One Percentage Point Increase
	1999	2000
Effect on total of service and interest cost components	$ 1,191	$ 875
Effect on year-end postretirement benefit obligation	4,386	5,600

	One Percentage Point Decrease
	1999	2000
Effect on total of service and interest cost components	$(1,014)	$ (796)
Effect on year-end postretirement benefit obligation	(4,033)	(4,500)

8.    LEASE COMMITMENTS

        The Accenture Member Firms have various lease agreements, principally for office space, with various renewal options. The majority of these lease agreements are on a recourse basis to Accenture only. Rental expense (net of sublease income from third parties of $4,002 in 1998, $2,154 in 1999 and $3,273 in 2000) including operating costs and taxes, was $161,863 in 1998, $196,577 in 1999 and $217,675 in 2000. Future minimum rental commitments under non-cancelable operating leases as of August 31, 2000, are as follows:

2001	$ 178,974
2002	148,447
2003	129,392
2004	118,528
2005	102,450
Thereafter	361,606

$1,039,397

        Total minimum rental commitments have not been reduced for future minimum sublease rentals aggregating $10,186.

ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

9.    RELATED PARTIES

        In prior years, and to a limited extent on a continuing basis, Accenture has engaged in various transactions with AA/AW-SC. Below is a summary of those transactions.

Nature of Transaction	1998	1999	2000
Rental expense	$45,871	$36,353	$23,948
Andersen Worldwide costs allocated	87,842	24,163	18,975
Professional education and development costs	72,927	52,582	38,577
Professional services	29,360	31,880	34,710
Interest expense	16,844	12,955	3,950

        The Combined Income Statements Before Partner Distributions include expenses that have been allocated to Accenture by AW-SC on a specific identification basis. In addition, AW-SC has incurred certain costs on behalf of Accenture which have been allocated to Accenture primarily based on square footage, partner units, net assets employed or number of training participants. Prior to 1999, all interest income and interest expense incurred by Accenture, AA and AW-SC was centrally combined by AW-SC and allocated by AW-SC on a net basis back to Accenture and AA. Therefore, the Combined Income Statements Before Partnership Distributions reflect no interest income in 1998. Management believes these allocations and charges are reasonable and that such expenses would not have differed materially had Accenture operated on a stand-alone basis prior to August 7, 2000.

        Until August 7, 2000, AW-SC, as an agent for the Accenture and AA Member Firms, facilitated various member firm agreements between the individual Accenture and AA Member Firms. Amounts due to AW-SC from Accenture Member Firms under these member firm agreements were $232,548 in 1998, $279,776 in 1999 and $313,832 in 2000.

10.    COMMITMENTS AND CONTINGENCIES

        At August 31, 2000, Member Firms or their present personnel had been named as a defendant in various litigation matters involving present or former clients. All of these are civil in nature. Based on the present status of these litigation matters, the management of Accenture believes the liability will not ultimately have a material effect on the results of operations or the financial position and cash flows of Accenture.

        On December 17, 1997, the Accenture Member Firms requested binding arbitration, pursuant to their respective MFIAs with AW-SC, of claims that the AA Member Firms and AW-SC, among other things, had breached or failed to perform material obligations owed to the Accenture Member Firms. The MFIAs provided that performance thereunder should continue if reasonably possible pending the resolution of the arbitration subject to the right to discharge payment obligations at issue in such an arbitration by placing amounts in escrow. On August 18, 1998, certain Accenture Member Firms placed into escrow $195,000, which represented the majority of the $232,548 payable under the member firm agreements to AA Member Firms for 1998. Accenture Member Firms placed the remaining $37,548 into escrow on December 22, 1998. On August 27, 1999, $50,000 was placed into escrow, representing a portion of the $279,776 payable under the member firm agreements to AA Member Firms for 1999. Accenture Member Firms placed the remaining $229,776 into escrow in December 1999. Under the terms of the escrow agreement these funds, including interest earned, could only be distributed out of escrow in accordance with the Final Award of the Tribunal in the aforementioned arbitration. The escrowed funds are reflected in Escrow deposits and Undistributed earnings in Accenture’s Combined Balance Sheet at August 31, 1999.

        By its Final Award dated July 28, 2000, and notified to the parties on August 7, 2000, the Tribunal appointed by the International Chamber of Commerce (“ICC”) ruled that AW-SC had breached its material obligations under the MFIAs in fundamental respects and the Accenture Member Firms were excused from any further obligations to AW-SC and AA Member Firms under the MFIAs as of August 7, 2000. The ruling further stated that the escrowed funds plus accrued interest should be paid to AA as directed by AW-SC and allocated the costs of the proceeding among the parties. The escrowed funds, along with net accumulated interest on investments, were transferred to AA by the escrow agent on various dates in September, 2000.

11.    SEGMENT REPORTING

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

        Accenture’s chief operating decision maker is the Managing Partner and Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the five global market units, which are Communications & High Tech, Financial Services, Government, Products and Resources.

Reportable Segments

Year ended August 31, 1998	Comm. & High Tech	Financial Services	Government	Products	Resources	Other (1)	Total
Revenues before reimbursements	$1,903,366	$2,405,108	$547,034	$1,575,941	$1,701,417	$81,901	$8,214,767
Depreciation (2)	43,012	49,000	12,769	32,182	35,735	—	172,698
Operating income	345,872	681,126	20,177	350,202	276,003	109,740	1,783,120

Assets at August 31 (3)	$ 224,741	$ 202,495	$105,262	$ 174,303	$ 183,816	$21,061	$ 911,678

Year ended August 31, 1999	Comm. & High Tech	Financial Services	Government	Products	Resources	Other (1)	Total
Revenues before reimbursements	$2,498,460	$2,736,416	$777,028	$1,664,317	$1,812,369	$61,266	$9,549,856
Depreciation (2)	59,745	67,459	18,285	31,651	39,892	—	217,032
Operating income	531,554	814,064	93,942	249,872	266,867	75,395	2,031,694

Assets at August 31 (3)	$ 368,414	$ 227,894	$141,795	$ 154,383	$ 169,884	$20,750	$1,083,120

Year ended August 31, 2000	Comm. & High Tech	Financial Services	Government	Products	Resources	Other (1)	Total
Revenues before reimbursements	$2,806,506	$2,541,900	$796,862	$1,890,686	$1,660,868	$55,263	$9,752,085
Depreciation (2)	65,425	62,633	19,005	43,805	46,210	—	237,078
Operating income	638,508	652,880	70,542	390,475	248,948	84,766	2,086,119

Assets at August 31 (3)	$ 492,220	$ 302,138	$123,933	$ 188,252	$ 178,750	$ 6,418	$1,291,711
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

(1)
Other includes Accenture’s consolidated affiliate companies and operations which are not related to a global market unit. Also included is an interest credit of $81,623, $79,496 and $87,639 in 1998, 1999 and 2000, respectively, to offset interest expense charged directly to the operating segments in arriving at Operating income.

(2)	This amount includes depreciation on property and equipment controlled by each operating segment as well as an allocation for depreciation on property and equipment they do not directly control.
(3)
Operating segment assets directly attributed to an operating segment and provided to the chief operating decision maker include Receivables from clients, Unbilled services, Deferred revenue and a portion of Other long-term assets that represent balances for clients with extended payment terms.

Geographic Information

        Revenues for the years ended August 31 are indicated below. Revenues are attributed to geographic areas based on the country of assignment of the partners and employees performing the services.

	1998	1999	2000
Americas	$5,661,971	$ 6,070,823	$ 6,259,859
EMEAI(1)	3,276,167	4,244,441	4,391,095
Asia/Pacific	701,575	764,075	888,996

Total	$9,639,713	$11,079,399	$11,539,950

        At August 31 long-lived assets, which represent property and equipment, net were as follows:

	1998	1999	2000
Americas	$391,630	$446,089	$500,133
EMEAI(1)	149,868	169,053	158,184
Asia/Pacific	29,095	43,575	47,191

Total	$570,593	$658,717	$705,508

(1)	EMEAI includes Europe, the Middle East, Africa and India.

        The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, except for interest expense as described above.

12.    SUBSEQUENT EVENTS

        Under the terms of the Final Award, Accenture (and each of the entities comprising it) is required to cease using the Andersen name or any derivative thereof, no later than December 31, 2000, with certain exceptions. On January 1, 2001, Accenture began to conduct business under the name “Accenture,” a coined word that connotes putting an accent or emphasis on the future, just as the firm focuses on helping its clients create their future.
ACCENTURE

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars)

        On December 19, 2000, AW-SC, AA LLP, the other AA Member Firms, APSC, Accenture LLP (formerly Andersen Consulting LLP) and the Accenture Member Firms, on their own behalves and on behalf of their respective partners, shareholders, other principals and affiliates, executed a binding Memorandum of Understanding (“MOU”) to settle and resolve all existing and potential disputes among the various parties concerning (i) the implementation of the award of the arbitrator in the ICC arbitration described in Note 10 and (ii) the separation of the Accenture Member Firms from AW-SC and AA. The MOU provides for payments of $556,000, including settlement of all interfirm payables and the reciprocal guarantee for 2000 of $313,832 referred to in Note 9. In addition, the MOU calls for Accenture and AA to enter into (1) a six-year services agreement under which AA will provide certain services to Accenture for payments to AA of $60,000 per year, (2) a five-year agreement under which AA will provide certain training facilities to Accenture for payments to AA of $60,000 per year, and (3) a five-year agreement under which Accenture will provide $22,500 per year of certain services at no cost to AA. Each agreement is effective as of January 1, 2001.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[Inside Back Cover Artwork:
A photograph of man listening to another man speak occupies the full page. “{Now it gets interesting.}” is written approximately two inches from the top of the page. The following text is written across the page approximately 5.5" from the bottom of the page: “South Korea Spain Sweden Switzerland Taiwan Thailand Turkey United Arab Emirates United Kingdom United States Venezuela*”. A footnote on the lower left hand corner of the gatefold reads, “*Accenture has offices in these countries.”]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including August 12, 2001 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

115,000,000

Class A Common Shares

Accenture Ltd

Joint Book-Running Managers

Goldman, Sachs & Co.

Morgan Stanley

Credit Suisse First Boston

Deutsche Banc Alex. Brown

JPMorgan

Salomon Smith Barney

Banc of America Securities LLC

Lehman Brothers

Merrill Lynch & Co.

UBS Warburg

ABN AMRO Rothschild LLC